1/15

03003100

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5022 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1/15/03

Annual Report 2002

KUALA LUMPUR KEPONG BERHAD

(15043-V)

C O R P O R A T E   M I S S I O N

CORPORATE MISSION

To offer quality products and services at competitive prices.

To be a good and responsible corporate citizen.

C O R P O R A T E   O B J E C T I V E S

CORPORATE OBJECTIVES

To earn a fair return on investments.

To maintain steady dividend payments and adequate dividend cover.

To sustain growth through re-investment of retained profits.

To maintain a high standard of business ethics and practices.

To fulfil our social responsibilities in the community in which we operate.



A S H O R T   H I S T O R Y

A SHORT HISTORY

Kuala Lumpur Kepong Berhad ("KLK") traces its origin back to 1906 when a small head office under The Kuala Lumpur Rubber Company, Limited ("KLR") was set up in London to oversee some 600 hectares of rubber plantation, including some coffee, planted in Malaya, as it was known then.

KLR in 1960 changed its name to Kuala Lumpur-Kepong Amalgamated Limited ("KLKA") and in 1973 under a scheme of reconstruction, KLKA went into liquidation with KLK taking over assets and liabilities of KLKA. The move to bring its domicile back to Malaysia was initiated by KLK's Founder Chairman, the late Tan Sri Dato' Seri Lee Loy Seng.

From a base of 23,100 hectares then of rubber, oil palm and cocoa plantations, the KLK Group has since expanded to over 146,000 hectares located in Peninsular Malaysia, Sabah and Indonesia making KLK one of the leading plantation groups in Malaysia.

Plantations remain KLK's core business. In recognition of the need to cushion the effects of fluctuating commodity prices, the KLK Group had in the 1990s expanded downstream into resource-based manufacturing including cocoa processing, rubber products, the manufacture of fatty acids, glycerine and derivatives. With Malaysian joint-venture partners, KLK has vegetable oil operations in Pakistan and the People's Republic of China. KLK's major associated company, the UK based Yule Catto & Co. plc, continues to expand on its speciality chemicals, and pharmaceutical intermediates businesses worldwide. Capitalising on the strategic location of its land bank in Peninsular Malaysia, KLK has also ventured into property development. Through the acquisition of Crabtree & Evelyn in 1996, the Group is now involved in the manufacturing and retailing of an international speciality brand involved in personal care products, toiletries, home fragrances and fine foods worldwide.

C O N T E N T S

CONTENTS



NOTICE OF MEETING

Notice is hereby given that the Thirtieth Annual General Meeting of the Company will be held at the registered office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Thursday, 20 February, 2003 at 12.30 p.m. for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September, 2002 and the Directors' and Auditors' reports thereon. (ORDINARY RESOLUTION 1)

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 5 sen per share less 28% Malaysian Income Tax. (ORDINARY RESOLUTION 2)

3. To re-elect the following Directors:

   (i) Dato' Lee Oi Hian (ORDINARY RESOLUTION 3)
   (ii) YM Tengku Robert Hamzah (ORDINARY RESOLUTION 4)
   (iii) Datuk Abdul Rahman bin Mohd. Ramli (ORDINARY RESOLUTION 5)

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Yeoh Chin Hin (ORDINARY RESOLUTION 6)
   (ii) Charles Letts (ORDINARY RESOLUTION 7)
   (iii) Maj-Gen (R) Dato' Dr. Mahmood Sulaiman (ORDINARY RESOLUTION 8)
   (iv) Tan Sri Dato' Thong Yaw Hong (ORDINARY RESOLUTION 9)
   (v) R. M. Alias (ORDINARY RESOLUTION 10)

5. To fix and approve Directors' fees for the year ended 30 September, 2002 amounting to RM526,000. (ORDINARY RESOLUTION 11)

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (ORDINARY RESOLUTION 12)

7. To transact any other ordinary business of the Company.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January, 2003.

NOTES

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Malaysian Central Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 10 February, 2003 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 20 March, 2003 to all shareholders on the Register of Members as at 21 February, 2003.
A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividends only in respect of:
   (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 19 February, 2003 in respect of shares which are exempted from Mandatory Deposit;
   (ii) Shares transferred into the Depositor's securities account before 12.30 p.m. on 21 February, 2003 in respect of ordinary transfers; and
   (iii) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.
Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 21 February, 2003 will be registered for entitlements to the dividend payments.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 10 are shown on pages 6 to 9 of the 2002 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

Dengan ini diberitahu bahawa Mesyuarat Agung Tahunan Syarikat ketiga puluh akan diadakan di pejabat berdaftar, Wisma Taiko, 1, Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia pada hari Khamis, 20 Februari, 2003 pukul 12.30 tengahari untuk tujuan-tujuan berikut:

1. Menerima dan menimbang penyata kewangan bagi tahun berakhir 30 September, 2002, dan laporan para Pengarah dan Juruaudit berkaitan dengannya. (RESOLUSI BIASA 1)

2. Meluluskan pembayaran dividen akhir sebanyak 9 sen sesaham tolak 28% Cukai Pendapatan Malaysia dan dividen khas sebanyak 5 sen sesaham tolak 28% Cukai Pendapatan Malaysia. (RESOLUSI BIASA 2)

3. Melantik semula Pengarah-pengarah berikut:
   (i) Dato' Lee Oi Hian (RESOLUSI BIASA 3)
   (ii) YM Tengku Robert Hamzah (RESOLUSI BIASA 4)
   (iii) Datuk Abdul Rahman bin Mohd. Ramli (RESOLUSI BIASA 5)

4. Menimbang dan, sekiranya wajar, meluluskan resolusi selaras dengan Seksyen 129(6), Akta Syarikat, 1965 untuk melantik semula Pengarah-pengarah Syarikat berikut bagi tempoh perkhidmatan sehingga Mesyuarat Agung Tahunan Syarikat akan datang:
   (i) Yeoh Chin Hin (RESOLUSI BIASA 6)
   (ii) Charles Letts (RESOLUSI BIASA 7)
   (iii) Maj-Gen (R) Dato' Dr. Mahmood Sulaiman (RESOLUSI BIASA 8)
   (iv) Tan Sri Dato' Thong Yaw Hong (RESOLUSI BIASA 9)
   (v) R. M. Alias (RESOLUSI BIASA 10)

5. Menetapkan dan meluluskan yuran para Pengarah bagi tahun berakhir 30 September, 2002 sebanyak RM526,000. (RESOLUSI BIASA 11)

6. Melantik Juruaudit dan memberi kuasa kepada para Pengarah untuk menetapkan bayaran mereka. (RESOLUSI BIASA 12)

7. Menguruskan sebarang urusan biasa Syarikat.

Dengan Perintah Lembaga Pengarah
J. C. LIM
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 Januari, 2003.

NOTA

(1) Seorang ahli Syarikat yang berhak menghadiri dan mengundi adalah berhak melantik tidak lebih daripada dua orang proksi untuk mengundi bagi pihaknya. Seseorang proksi tidak semestinya seorang ahli Syarikat.

(2) Suratcara perlantikan seseorang proksi perlu sampai di pejabat berdaftar Syarikat tidak lewat dari 48 jam sebelum masa mula mesyuarat.

(3) Bagi tujuan menentukan hak kehadiran dalam mesyuarat ini, Syarikat akan menuntut daripada Depositori Pusat Malaysia Sdn Bhd selaras dengan Artikel 49(8)(B), Tataurusan Persatuan Syarikat dan Seksyen 34(1) Akta Industri Sekuriti (Depositori Pusat) 1991, supaya memperoleh Rekod Pendeposit pada 10 Februari, 2003 dan nama Pendeposit yang tercatat dalam Rekod Pendeposit ini berhak menghadiri mesyuarat ini.

(4) Dividen akhir dan dividen khas, jika diluluskan, akan dibayar pada 20 Mac, 2003 kepada semua pemegang saham dalam Daftar Ahli pada 21 Februari, 2003.
Pendeposit Depositori Pusat Malaysia hanya layak menerima hak dividen berhubung dengan perkara berikut:
   (i) Saham-saham yang didepositkan ke dalam akaun sekuriti Pendeposit sebelum 12.30 tengahari pada 19 Februari, 2003 bagi saham-saham yang dikecualikan daripada Deposit Mandatori;
   (ii) Saham-saham yang dipindahkan ke akaun sekuriti Pendeposit sebelum pukul 12.30 tengahari pada 21 Februari, 2003 bagi pindahan biasa; dan
   (iii) Saham-saham yang dibeli dalam Bursa Saham Kuala Lumpur berasaskan hak kelayakan menurut Peraturan-peraturan Bursa Saham Kuala Lumpur.
Pindahan yang boleh didaftar dan diterima oleh Pendaftar Cawangan Syarikat di United Kingdom pada atau sebelum 21 Februari, 2003 akan didaftarkan untuk kelayakan menerima bayaran dividen.

(5) Profil (termasuk kedatangan dalam Mesyuarat Lembaga) para Pengarah yang layak diundi atau dilantik semula sebagai Pengarah Syarikat dalam Resolusi 3 ke 10 seperti terkandung dalam halaman 6 ke 9 Laporan Tahunan dan Penyata Kewangan 2002.

(Borang proksi dilampirkan bersama Laporan Tahunan dan Penyata Kewangan ini.)

GROUP HIGHLIGHTS

FINANCIAL

		2002	2001	2000	1999	1998
Revenue	(RM'000)	**2,469,071**	2,041,614	2,224,096	2,404,255	2,334,725
Profit:						
before taxation	(RM'000)	**347,119**	106,559	290,079	399,326	367,943
after taxation and minority interests	(RM'000)	**273,199**	61,200	201,880	370,406	273,964
Earnings per share	(sen)	**38.5**	8.6	28.4	52.1	38.4
Dividend per share:						
gross	(sen)	**20.0**	15.0	20.0	20.0	25.0
net	(sen)	**14.4**	10.8	14.4	14.4	18.0
Net tangible asset	(RM'000)	**3,424,347**	3,240,565	3,287,668	3,251,689	3,029,030
Net tangible asset per share	(RM)	**4.82**	4.56	4.63	4.58	4.25

PRODUCTION

		2002	2001	2000	1999	1998
Fresh Fruit Bunches	(tonnes)	**1,766,762**	1,604,385	1,392,674	1,271,165	1,128,694
Rubber	('000 kgs)	**23,782**	23,646	24,727	26,900	25,301

CORPORATE INFORMATION

BOARD OF DIRECTORS	Dato' Lee Oi Hian – *Chairman / CEO* Yeoh Chin Hin Charles Letts YM Tengku Robert Hamzah R. M. Alias Maj-Gen (R) Dato' Dr. Mahmood Sulaiman Ong Beng Kee – *Executive Director* Dato' Lee Hau Hian Tan Sri Dato' Thong Yaw Hong Dato' Lee Soon Hian – *Executive Director* Datuk Abdul Rahman bin Mohd. Ramli Yeoh Eng Khoon *(Alternate to Yeoh Chin Hin)*
COMPANY SECRETARIES	J. C. Lim Fan Chee Kum
AUDITORS	KPMG
PLACE OF INCORPORATION AND DOMICILE	In Malaysia as a public limited liability company
PRINCIPAL REGISTRAR AND REGISTERED OFFICE	Kuala Lumpur Kepong Berhad, Wisma Taiko, 1, Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia. Tel: 605-2417844 Fax: 605-2535018
BRANCH REGISTRAR	M. P. Evans (UK) Ltd., 3, Clanricarde Gardens, Tunbridge Wells, Kent TN1 1HQ, England. Tel: 01892-516333 Fax: 01892-518639
PRINCIPAL BANKERS	Malayan Banking Berhad HSBC Bank Malaysia Berhad Public Bank Berhad RHB Bank Berhad Citibank N.A.
STOCK EXCHANGE LISTINGS	Kuala Lumpur Stock Exchange London Stock Exchange

PROFILES OF DIRECTORS



DATO' LEE OI HIAN

Malaysian, aged 51, joined the Board on 1 February, 1985 and is the Chairman/CEO of KLK. He is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc which is listed on the London Stock Exchange. He is the current Chairman of the Malaysian Palm Oil Promotion Council.

He graduated from the University of Malaya with a Bachelor of Agricultural Science (Honours) degree and obtained his Masters in Business Administration from Harvard Business School, USA.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO.

Dato' Lee Hau Hian and Dato' Lee Soon Hian who are also Directors of KLK are his brothers. He is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

YEOH CHIN HIN

Malaysian, aged 82, Non-Independent Non-Executive Director, joined the Board on 6 July, 1973 as one of the founder Directors. He is a member of the Audit Committee, Remuneration Committee and Nomination Committee of the Board.

He is also a director of Batu Kawan Berhad. He previously served as a director of United Malayan Banking Corporation Bhd. for 20 years.

He is the father of Yeoh Eng Khoon, an Alternate Director in KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

CHARLES LETTS

British, aged 84, Independent Non-Executive Director, joined the Board on 6 July, 1973 as one of the founder Directors.

After serving in the British Armed Forces during World War II and thereafter in the British Foreign Office, was a main Board Director of Jardine Matheson & Co. Ltd. for 15 years then set up his own business. Thereafter he held directorships and advisory posts in companies covering a wide range of industries in various countries including Batu Kawan Berhad. These interests included acquiring the various companies which eventually developed into KLK and its associates.

Originally served as Honorary Consul for Brazil in Singapore and now as Honorary Consul for Portugal in Singapore.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

YM TENGKU ROBERT HAMZAH

Malaysian, aged 63, Independent Non-Executive Director, joined the Board on 1 May, 1976. He is a member of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad. An architect by profession, graduated from the AA School of Architecture and a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He is a partner of T.R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.



R.M. ALIAS

Malaysian, aged 70, Independent Non-Executive Director, has served on the Board since 1 July, 1978. He is the Chairman of the Remuneration Committee of the Board.

He holds a Bachelor of Arts (Honours) degree from University of Malaya, Singapore, a Certificate of Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Program at Harvard Business School, USA.

He held various posts while in the Malaysian Government Service and his last post prior to retirement in July, 2001 was the Group Chairman of Felda. He was previously the Chairman of Malaysia International Shipping Corporation Berhad. He is also a director of five (5) listed companies, namely Batu Kawan Berhad, Kumpulan Guthrie Berhad, Malayan Banking Berhad, Sime Darby Berhad and Cerebos Pacific Limited.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

MAJ-GEN (R) DATO' DR. MAHMOOD SULAIMAN

Malaysian, aged 74, Independent Non-Executive Director, joined the Board on 1 July, 1978. He is a member of the Remuneration Committee of the Board.

He is a director of Keck Seng (Malaysia) Berhad and was previously serving in various senior positions in the Malaysian Armed Forces till his retirement in 1977 as General Officer Commanding-in-Chief.

He graduated from the Royal Military Academy, Sandhurst, UK, the Defence Services Staff College, Wellington, School of Infantry, Mhow, India and the Joint Services Staff College, Latimer, UK. He subsequently obtained his MBA and Doctorate in Business Administration from the Pacific Western University, USA.

He has no family relationship with any other director/major shareholder of KLK and does not have any conflict of interest with KLK. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.



ONG BENG KEE

Malaysian, aged 59, Executive Director, joined the Board on 1 April, 1991. He is an Associate of the Incorporated Society of Planters and completed the Advanced Management Course from Templeton College, Oxford. He has been associated with the plantation industry since 1963, having risen from the ranks of Assistant, Manager, Planting Adviser and finally, Managing Director (Plantations). He is currently Council Member of the Malaysian Palm Oil Association and also an Executive Committee Member of The Malayan Agricultural Producers Association.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

DATO' LEE HAU HIAN

Malaysian, aged 49, Non-Independent Non-Executive Director, joined the Board on 20 December, 1993. He is a member of the Nomination Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of HeiTech Padu Berhad and Yule Catto & Co. plc. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneurial Skills & Development Centre.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a MBA degree from Stanford University, California.

He is the brother of Dato' Lee Oi Hian and Dato' Lee Soon Hian who are also Directors of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

TAN SRI DATO' THONG YAW HONG

Malaysian, aged 72, Independent Non-Executive Director, joined the Board on 8 March, 1994. He is a member of the Nomination Committee of the Board.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad, Chairman of Public Finance Berhad, Berjaya Land Berhad and Berjaya Sports Toto Bhd. He is also a director of Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, Malaysia Airports Holdings Bhd, Malaysia Mining Corporation Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Berjaya General Insurance Bhd, KTM Bhd and Public Merchant Bank Bhd. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation and the Malaysian Institute of Economic Research. He is also a member of the Working Group of the Executive Director for the National Economic Action Council.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Program from Harvard Business School. In June, 1998, he was appointed a Pro-Chancellor of Universiti Putra Malaysia.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

DATO' LEE SOON HIAN

Malaysian, aged 45, Executive Director, joined the Board on 17 February, 1998. He is also a director of Batu Kawan Berhad and See Sen Chemical Berhad.

He brings along to KLK his wide experience in manufacturing and property development.

He is the brother of Dato' Lee Oi Hian and Dato' Lee Hau Hian who are also Directors of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related parties transactions with the KLK Group. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

DATUK ABDUL RAHMAN BIN MOHD. RAMLI

Malaysian, aged 63, Non-Independent Non-Executive Director, joined the Board on 11 September, 1999. He is a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently the Chairman of Johore Tenggara Oil Palm Berhad and a Board member of Malayan Banking Berhad, both of which are public listed companies and Chairman of Takaful Nasional Sdn. Bhd. He is also a director of Mayban Finance Berhad and Malaysia National Insurance Berhad.

He is a nominee director of Permodalan Nasional Berhad, a major shareholder of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended three (3) out of four Board of Directors' meetings held during the financial year ended 30 September, 2002. He has not been convicted of any offence.

YEOH ENG KHOON

Malaysian, aged 55, was appointed as an Alternate Director (Non-Executive) to Yeoh Chin Hin on 20 December, 1993. He obtained a degree of Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He is also the alternate director in Batu Kawan Berhad and a director in See Sen Chemical Berhad. He has previous work experience in banking, manufacturing and the retail business.

He is the son of Yeoh Chin Hin who is a Director of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. As an Alternate Director, he only attends Board Meetings in the absence of Yeoh Chin Hin. He has not been convicted of any offence.



CORPORATE CALENDAR

15 November, 2001
KLK's Chairman/CEO, Dato' Lee Oi Hian was admitted to the Academy of Fellows, the Malaysian Institute of Directors.

MALAYSIAN INSTITUTE OF DIRECTORS


FELLOW

26 November, 2001
Announcement of the Group's 4th Quarter Results together with the final dividend for the year ended 30 September, 2001.

26 January, 2002
Launch of ISO 14001 with regards to safeguarding the environment at Kilang Kelapa Sawit Tanjong Malim.


ENVIRONMENTAL POLICY

30 January, 2002
The Company's 29th Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.

7 February, 2002
KLK's subsidiary, Masif Healthcare Products Sdn Bhd, changed its name to KL-Kepong Rubber Products Sdn Bhd.

26 February, 2002
Announcement of the Group's 1st Quarter Results for period ended 31 December, 2001.

4 March, 2002
Payment of a final dividend of 9 sen per share, less 28% income tax for financial year ended 30 September, 2001.

18 March, 2002
Official launch of KLK's Level 1 American Depositary Receipts Programme in United States of America.

2 April, 2002
KLK's wholly-owned subsidiary, KL-Kepong Property Holdings Sdn Bhd, acquired a new subsidiary, namely, Austerfield Corporation Sdn Bhd as an investment holding company.

11 to 12 April, 2002
Senior Management of the Group participated in the Leadership and Managing Change Workshop conducted by Prof. Kim Wolf from the Asian Institute of Management, Manila.



Minggu Saham Amanah Malaysia

20 to 24 April, 2002
KLK participated in the Minggu Saham Amanah Malaysia 2002 organised by Permodalan Nasional Berhad held in Alor Setar, Kedah.

KUALA LUMPUR KEPONG BERHAD

Sebuah Syarikat Multinasional



16 May, 2002
Announcement of the Group's 2nd Quarter Results together with the interim dividend for the year ending 30 September, 2002.

4 June, 2002
KLK entered into a Sale And Purchase Agreement with Tri Premium Enterprises Ltd and Goldring Services Ltd to acquire 100% of Verdant Plantations Limited ("Verdant"), a company incorporated in Mauritius. Verdant holds a 48% equity in PT Sekarbumi Alamlestari which has a 6,200 ha of oil palm plantation together with a 30tn/hr mill in Sumatra, Indonesia. The transaction was completed on 4 September, 2002.

4 June, 2002
KLK co-sponsored the Malaysia-Indonesia Business Forum organised by ASLI held in Jakarta in which the Deputy Prime Minister of Malaysia, YAB Dato' Seri Abdullah Ahmad Badawi and the Vice-President, Republic of Indonesia, H.E. Mr Hamzah Haz jointly delivered the Keynote Address.

17 June, 2002
Official opening of Esterol Sdn Bhd, KLK's associate, by YB Dato' Seri Dr Lim Keng Yaik, Minister of Primary Industries, in Shah Alam.



9 August, 2002
Payment of an interim dividend of 6 sen per share, less 28% income tax for financial year ending 30 September, 2002.

22 August, 2002
Announcement of the Group's 3rd Quarter Results for the period ended 30 June, 2002.

31 August, 2002
Taiko Plantations Sdn. Bhd., KLK's wholly owned subsidiary won the third prize for the Best Costume Award for the Perak state level Merdeka march past.







23 September, 2002
The Managers' Conference (Plantations) and Awards Presentation.

25 September, 2002
KLK's donation to Badan Warisan which is involved in the conservation of Malaysia's historical buildings and environment.


KUALA LUMPUR KEPONG BERHAD
RM 30,000.00

PLANTATIONS

Bornion Estate Sdn Bhd
63% (Plantation)

Fajar Palmkel Sdn Berhad
100% (Kernel crushing)

Gocoa Sdn Bhd
100% (Plantation)

Golden Peak Development Sdn Bhd
100% (Plantation)

Golden Sphere Sdn Bhd
100% (Plantation)

Golden Yield Sdn Bhd
100% (Plantation)

Kalumpang Estates Sdn Berhad
100% (Plantation)

KL-Kepong (Sabah) Sdn Bhd
100% (Milling & refining of palm products)

KL-Kepong Edible Oils Sdn Bhd
100% (Refining of palm products)

KL-Kepong Plantation Holdings Sdn Bhd
100% (Investment holding)

- **Gunong Pertanian Sdn Bhd**
  100% (Plantation)

- **Parit Perak Plantations Sdn Bhd**
  100% (Plantation)

- **Pinji Horticulture Sdn Bhd**
  100% (Plantation)

- **P.T. ADEI Plantation & Industry**
  95% (Plantation)

- **P.T. KLK Agriservindo**
  100% (Management of plantations)

- **P.T. Kreasijaya Adhikarya**
  95% (Dormant)

- **P.T. Steelindo Wahana Perkasa**
  95% (Plantation)

- **Sy Kho Trading Plantation Sdn Bhd**
  100% (Plantation)

  - **Sunshine Plantation Sdn Bhd**
    100% (Plantation)

Kulumpang Development Corporation Sdn Berhad
100% (Plantation)

Ladang Finari Sdn Bhd
100% (Plantation)

Ladang Sumundu (Sabah) Sdn Berhad
100% (Plantation)

Leluasa Untung Sdn Bhd
100% (Dormant)

Masawit Plantation Sdn Bhd
100% (Plantation)

Richinstock Sawmill Sdn Bhd
100% (Plantation)

Sabah Cocoa Sdn Bhd
100% (Plantation)

Sabah Holdings Corporation Sdn Bhd
70% (Investment holding)

Selit Plantations (Sabah) Sdn Bhd
100% (Plantation)

Sri Kunak Plantation Sdn Berhad
100% (Plantation)

Susuki Sdn Bhd
100% (Investment holding)

- **Axe Why Zed Sdn Bhd**
  100% (Plantation)

- **Bandar Merchants Sdn Bhd**
  100% (Plantation)

- **Segar Usaha Sdn Bhd**
  100% (Plantation)

- **Syarikat Budibumi Sdn Bhd**
  100% (Plantation)

Syarikat Swee Keong (Sabah) Sdn Bhd
100% (Plantation)

Taiko Plantations Sdn Berhad
100% (Management of plantations)

The Kuala Pertang Syndicate Limited
100% (Plantation)

The Shanghai Kelantan Rubber Estates (1925) Limited
100% (Plantation)

- **K.H. Syndicate Limited**
  100% (Plantation)

Uni-Agro Multi Plantations Sdn Bhd
51% (Plantation)

Verdant Plantations Limited
100% (Investment holding)

PROPERTIES

KL-K Holiday Bungalows Sdn Berhad
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

- **Austerfield Corporation Sdn Bhd**
  100% (Investment holding)

- **Betatechnic Sdn Bhd**
  100% (Property development)

- **Colville Holdings Sdn Bhd**
  100% (Property development)

- **KL-Kepong Complex Sdn Bhd**
  100% (Property development)

- **KL-Kepong Country Homes Sdn Bhd**
  100% (Property development)

- **KL-Kepong Property Development Sdn Bhd**
  100% (Property development)

- **KL-Kepong Property Management Sdn Bhd**
  100% (Property management)

- **Kompleks Tanjong Malim Sdn Bhd**
  80% (Property development)

- **Palermo Corporation Sdn Bhd**
  100% (Property development)

MANUFACTURING

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holding)

- **B.K.B. Hevea Products Sdn Bhd**
  100% (Manufacturing of parquet flooring products)

  - **B.K.B. Flooring Sdn Bhd**
    100% (Marketing of parquet flooring products)

- **KL-Kepong Cocoa Products Sdn Bhd**
  100% (Manufacturing of cocoa products)

- **KL-Kepong Rubber Products Sdn Bhd**
  (formerly known as Masif Healthcare Products Sdn Bhd)
  100% (Manufacturing of latex examination gloves)

  - **Masif Latex Products Sdn Bhd**
    100% (Manufacturing of household latex gloves)

- **KSP Manufacturing Sdn Bhd**
  96% (Manufacturing of soap noodles)

- **Palmamide Sdn Bhd**
  88% (Manufacturing of industrial amides)

- **Palm-Oleo Sdn Bhd**
  80% (Manufacturing of oleochemicals)

- **Jasachem Sdn. Bhd.**
  100% (Investment holding)

KLK Overseas Investments Limited
100% (Investment holding)

- **Standard Soap Company Limited**
  100% (Manufacturing of toiletries)

  - **Beauty Basics Limited**
    100% (Dormant)

  - **De Muth Limited**
    100% (Dormant)

  - **KLK Cosmetics Limited**
    100% (Dormant)

  - **Personality Beauty Products Limited**
    100% (Dormant)

  - **Premier Soap Company Limited**
    100% (Dormant)

  - **Zenithpeak Limited**
    100% (Dormant)

Voray Holdings Limited
55% (Investment holding)

- **Hubei Zhong Chang Vegetable Oil Company Limited***
  60% (Edible oil refining)

- **Tianjin Voray Bulking Installation Co. Ltd****
  50.1% (Bulking installation)

** KLK Group effective shareholding 33%*
*** KLK Group effective shareholding 37%*

CORPORATE STRUCTURE

C O R P O R A T E   S T R U C T U R E

RETAILING

- **CE Holdings Limited**
  100% (Investment holding)
  - **Crabtree & Evelyn Holdings Limited**
    100% (Investment holding)
    - **Crabtree & Evelyn Australia Pty Limited**
      100% (Distribution of toiletries)
    - **C&E Canada, Inc**
      100% (Retailing & distribution of toiletries)
    - **Crabtree & Evelyn Ltd**
      100% (Retailing & distribution of toiletries)
    - **Crabtree & Evelyn Europe B.V.**
      100% (Investment holding)
      - **Crabtree & Evelyn Deutschland GmBH**
        100% (Retailing & distribution of toiletries)
        - **Crabtree & Evelyn Austria GmBH**
          100% (Retailing of toiletries)
      - **Crabtree & Evelyn Industrie S.A.**
        100% (Inactive)
    - **Crabtree & Evelyn (Overseas) Limited**
      100% (Distribution of toiletries)
      - **Crabtree & Evelyn London S.A.**
        100% (Retailing of toiletries)
      - **Crabtree & Evelyn London Limited**
        100% (Dormant)
      - **Scarborough & Company Limited**
        100% (Dormant)
    - **Crabtree & Evelyn (Hong Kong) Limited**
      100% (Retailing & distribution of toiletries)
    - **Crabtree & Evelyn (Malaysia) Sdn Bhd**
      100% (Retailing of toiletries)
    - **Crabtree & Evelyn Philippines, Inc**
      70% (Retailing & distribution of toiletries)
    - **Crabtree & Evelyn (Singapore) Pte Ltd**
      100% (Retailing & distribution of toiletries)
    - **Ecemex S.A. DE C.V.**
      61% (Retailing & distribution of toiletries)
    - **Quillspur Limited**
      100% (Investment holding)
  - **Premier Procurement Limited**
    100% (Investment holding)
    - **Acc-Enhance Sdn. Bhd.**
      100% (General trading)
    - **Crabtree & Evelyn Trading Limited**
      100% (Manufacturing of toiletries)
      - **Crabtree & Evelyn Shop Limited**
        100% (Manufacturing of jams)
      - **Windham Toiletries Limited**
        100% (Inactive)
      - **Windham Manufacturing Limited**
        100% (Manufacturing of toiletries)

INVESTMENT HOLDING & OTHERS

- **Kepong Plantations Berhad**
  100% (In members' voluntary liquidation)
- **KL-Kepong Equity Holdings Sdn Bhd**
  100% (Investment holding)
  - **Ablington Holdings Sdn Bhd**
    100% (Investment holding)
  - **KL-Kepong International Ltd**
    100% (Investment holding)
  - **Quarry Lane Sdn Bhd**
    100% (Investment holding)
- **KLK Assurance (Labuan) Limited**
  100% (Offshore captive insurance)
- **KLK Farms Pty Limited**
  100% (Cereal & sheep farming)
- **KLK (Mauritius) International Ltd.**
  100% (Dormant)
- **KLKI Holdings Limited**
  100% (Investment holding)
  - **Kuala Lumpur-Kepong Investments Limited**
    100% (Investment holding)
- **Ortona Enterprise Sdn Bhd**
  100% (Money lending)
- **Rubber Fibreboards Sdn Bhd**
  100% (Dormant)

ASSOCIATED COMPANIES

- **Applied Agricultural Research Sdn Bhd**
  50% (Agronomic service & research)
- **Beijing King Voray Edible Oil Co. Ltd** ***
  25% (Edible oil refining)
- **Esterol Sdn Bhd**
  50% (Manufacturing of food esters)
- **Kumpulan Sierramas (M) Sdn Bhd**
  33% (Property development)
- **Malaysia Pakistan Venture Sdn Bhd**
  25% (Investment holding)
- **Pearl River Tyre (Holdings) Limited**
  31 % (Investment holding & manufacturing of tyres)
- **PT Sekarbumi Alamlestari**
  48% (Plantation)
- **Tawau Bulking Installation Sdn Bhd**
  49% (Bulking installation)
- **Yule Catto & Co. plc**
  22% (Manufacturing & distribution of speciality & fine chemicals)

*** *KLK Group effective shareholding 14%*



"The Group will continue to expand its core business, namely, plantations and at the same time look into downstream synergistic resource-based manufacturing opportunities."

Kumpulan ini akan terus berkembang dalam urusniaga asasnya, iaitu, perladangan, dan pada waktu yang sama memberi perhatian kepada peluang-peluang aktiviti hiliran bersinergi dalam pengilangan berasaskan sumber.

CHAIRMAN'S STATEMENT

It gives me great pleasure to present, on behalf of the Board of Directors, the Annual Report of the KLK Group for the financial year ended 30 September, 2002.

The strong recovery in palm oil prices during the year resulted in an instantaneous rebound of the plantation profits to a level considered to be more reasonable than that of last year. However, such an eventful price volatility has unduly magnified the year-on-year gains when viewed in percentage terms.

Influenced largely by the much-improved plantation profits, the Group's turnover increased by 20.9% to RM2.5 billion. Pre-tax profit amounted to RM347.1 million, representing an increase of 225.8%. And after-tax profit rose 346.4% to RM273.2 million. As a result, earnings per share jumped more than 4-fold to 38.5 sen.

Given the above favourable turnaround in the Group's profitability, your Board has recommended a special dividend of 5 sen per share less tax in addition to the year-end recommendation of 9 sen per share less tax. Together with the 6 sen per share less tax paid as interim, the total dividend payment for the year will amount to 20 sen per share less tax. This will involve a total payout of RM102.2 million.

Plantation profits recovered much of the lost ground of last year, to emerge once again the dominant contributor for the Group, and at RM208.3 million it represents 60% of the Group's pre-tax profit. But this is nowhere near the record high of close to RM300 million (plantation profits alone) achieved in the 1999 financial year, during which period the realised average crude palm oil (CPO) price was much higher at RM1,711 per tn. whilst the FFB crop was only 1.3 million tn. For comparison, the average CPO price realised was RM1,169 per tn. and the FFB crop was 1.8 million tn. for the year under review.

The strong annual FFB yield progression resulting from the new areas coming into harvesting in our Sabah and Indonesian Complexes had helped to cushion the adverse effects of a CPO price downturn as occurred last year, but this time around with the price upswing, it will enhance profit considerably. The pool of immature palms is still sizeable

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya amat gembira mengemukakan Laporan Tahunan Kumpulan KLK untuk tahun kewangan berakhir 30 September, 2002.

Pemulihan kukuh harga minyak sawit dalam tahun itu mengakibatkan keuntungan perladangan kembali secara mendadak ke paras yang dianggap lebih memadai berbanding tahun lepas. Walau bagaimanapun, peristiwa turun naik harga begini telah menjadikan keuntungan bandingan tahun ke tahun terlampau besar dari segi peratusan.

Keuntungan perladangan yang lebih baik telah mempengaruhi peningkatan perolehan Kumpulan sebanyak 20.9% kepada RM2.5 bilion. Keuntungan sebelum cukai ialah RM347.1 juta, yang merupakan peningkatan 225.8%. Keuntungan selepas cukai pula naik 346.4% kepada RM273.2 juta. Oleh itu, pendapatan sesaham melonjak lebih 4 kali ganda kepada 38.5 sen.

Memandangkan perubahan keuntungan Kumpulan yang begitu baik, Lembaga anda telah mengesyorkan dividen khas 5 sen sesaham tolak cukai, di samping syor akhir tahun sebanyak 9 sen sesaham tolak cukai. Tambahan kepada 6 sen sesaham tolak cukai dibayar sebagai interim, jumlah dividen dibayar untuk tahun ini ialah sebanyak 20 sen sesaham tolak cukai. Ini akan melibatkan pembayaran sejumlah RM102.2 juta.

Keuntungan perladangan telah banyak pulih sejak tahun lepas, dan wujud semula sebagai penyumbang utama kepada Kumpulan, dan pada RM208.3 juta merupakan 60% daripada keuntungan sebelum cukai Kumpulan. Namun, ini masih jauh dari rekod tertinggi yang menghampiri RM300 juta (keuntungan perladangan sahaja) yang tercapai dalam tahun kewangan 1999, ketika harga purata minyak sawit mentah melebihi RM1,711 setan manakala hasil buah tandan basah cuma 1.3 juta tan. Sebagai bandingan, harga purata minyak sawit mentah ialah RM1,169 setan dan hasil buah tandan basah ialah 1.8 juta tan dalam tahun tinjauan.

Perkembangan yang teguh dalam penghasilan tahunan buah tandan basah kesan daripada permulaan penuaian dalam kawasan baru di at 27% of total oil palm plantings, of which about half is in the Peninsular Malaysia region and the balance largely in our Indonesian region. This will continue to guarantee a constant flow of new cropping areas for the next few years.

Whilst the upsurge in CPO prices including that of palm kernel have been beneficial to our plantations, such price increments have, not unexpectedly, inversely affected our downstream manufacturing activities, particularly that of Oleochemicals, which uses these products as their basic raw materials. As a result, the manufacturing sector saw a decline of 11.8% in profit to RM86.4 million. The Oleochemicals, being particularly affected to a greater extent, suffered a bigger profit reduction of 23.5% to RM65.3 million. Nevertheless, the recent capacity expansion of 40% will not only help to ameliorate the eroding margins, but will also enable our Group to tap the tremendous growth potential of the oleochemicals derivatives and serve as a counter-balance to the vagaries of the palm products prices as originally planned.

Our property division launched its maiden housing development project based on our own well-located plantation land bank in the Klang Valley, and the initial response was encouraging. From this humble beginning, it is hoped that the keen interests generated will be sustained to grow this division into yet another useful contributor to the Group's diversified businesses.

In respect of our other overseas investments, I am pleased to report that Yule Catto & Co. plc. has achieved higher earnings and increased cash flows despite the uncertain global economic situation. Its polymer chemicals group under the "Synthomer" banner worldwide continued to make good progress, whilst its pharmaceuticals arm has generated some excitement over the sales of the formulations for the anti-ulcer drug, Omeprazole. Crabtree & Evelyn has further solidified its consolidation programme with special attention paid to increasing sales and promotion of its prestigious brand name and products of world class quality to enable a further rise in pre-tax profit to £2.3 million.

Kompleks Sabah dan Indonesia telah membantu memampas kesan buruk penurunan harga minyak sawit mentah tahun lepas, dan dalam tahun ini pula, dengan kenaikan harganya, keuntungan akan bertambah banyak. Sumber kelapa sawit belum matang masih banyak iaitu 27% daripada jumlah kawasan ditanam, di mana separuh ialah di rantau Semenanjung Malaysia dan kebanyakan bakinya di rantau Indonesia. Ini meneruskan jaminan untuk satu aliran mantap bagi kawasan tanaman baru untuk beberapa tahun akan datang.

Walaupun kenaikan harga minyak sawit mentah termasuk isirung telah memanfaatkan perladangan, kenaikan harga ini, bukan di luar jangkaan, telah memberikan kesan songsang kepada aktiviti perkilangan hiliran, khususnya Oleokimia yang menggunakan produk-produk ini sebagai bahan mentah asas. Oleh yang demikian, sektor perkilangan mengalami penurunan 11.8% dalam keuntungan kepada RM86.4 juta. Oleokimia yang terjejas lebih banyak secara khusus, mengalami penurunan keuntungan yang lebih besar sebanyak 23.5% kepada RM65.3 juta. Walau bagaimanapun, perkembangan kapasiti baru-baru ini kepada 40% bukan sahaja meredakan margin yang kian dihauskan tetapi juga membolehkan Kumpulan mengambil kesempatan potensi pertumbuhan yang amat pantas dalam derivatif oleokimia, dan terus bertindak mengimbang balas ragam harga produk sawit sepertimana dirancangkan pada asalnya.

Bahagian hartanah melancarkan projek pemajuan perumahan sulung atas tabung tanah perladangan sendiri, satu tapak yang elok dalam Lembah Klang, dan sambutan awal sangat menggalakkan. Dari permulaan sederhana ini, harapannya ialah semoga minat baik yang dijanakan boleh mengekalkan pertumbuhan bahagian ini supaya menjadikannya lagi satu penyumbang bermanfaat dalam kepelbagaian urus niaga Kumpulan.

Berkenaan dengan lain-lain pelaburan di luar negeri, saya gembira melaporkan bahawa Yule Catto & Co. plc. telah mencapai pendapatan lebih tinggi dan penambahan aliran tunai walaupun keadaan ekonomi global tidak tentu. Kumpulan kimia polimernya bawah jenama "Synthomer" di seluruh dunia, terus menunjukkan kemajuan baik, sedangkan cabang farmaseutikalnya telah menjanakan sedikit ujaan

PROSPECTS

The steady rise in palm oil prices has gathered momentum in recent weeks on news that the adverse effect of the El Nino weather phenomenon is being increasingly felt in the world's agricultural regions. Coinciding with the expected increase in the Group's FFB production there is ground for optimism that prospects for the new financial year will be that much brighter.

The business environment at the home front has also grown in confidence backed by the successively strong quarterly GDP economic growths, notwithstanding the high-profile international acts of terrorism and uncertainties posed by geo-political risks in the international scene.

APPRECIATION

It remains my pleasant duty to take this opportunity on behalf of the Board of Directors, to once again express our gratitude and sincere appreciation to our employees and shareholders for their loyal support of the KLK Group.

DATO' LEE OI HIAN
Chairman/CEO

12 December, 2002

daripada jualan rumusan ubat anti-ulser, Omeprazole. Crabtree & Evelyn telah terus menguatkan program pengukuhan dengan penelitian khas atas peningkatan jualan dan promosi jenama berprestij dan produk berkualiti taraf dunia supaya meningkatkan lagi keuntungan sebelum cukai kepada £2.3 juta.

PROSPEK

Peningkatan terus dalam harga minyak sawit adalah lebih giat dalam beberapa minggu kini susulan berita kesan buruk fenomena cuaca El Nino yang telah mula dialami di rantau pertanian dunia. Bersamaan peningkatan yang dijangka dalam pengeluaran buah tandan basah bagi Kumpulan, wujudlah alasan optimistik atas prospek bahawa tahun kewangan baru akan lebih ceria.

Suasana urus niaga di tanah air juga telah bertambah yakin berasaskan pertumbuhan ekonomi yang kuat mengikut keputusan Keluaran Dalam Negeri Kasar bagi suku tahun berturut-turut, di sebalik tindakan keganasan berperingkat antarabangsa dan ketidakpastian disebabkan risiko geo-politik dalam arena antarabangsa.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya gembira ditugaskan untuk mengambil peluang, sekali lagi, mengucapkan terima kasih dan penghargaan tulus ikhlas kepada semua pekerja dan pemegang saham Kumpulan KLK atas sokongan setia mereka.

DATO' LEE OI HIAN
Pengerusi/Ketua Eksekutif

12 Disember, 2002

PLANTATIONS



KL KEPONG BHD
ISO 9002 & ISO 14001

Quality products from Tanjong Malim Factory

New oil palm planting in Ladang Sigalong, Sabah





Latex collection



Using palm pilot in the field



On the way to the tall palms



Mechanical spraying of palm circles



On-site visit in Pekanbaru, Indonesia by R.M. Alias



FFB collection

Nilo mill under construction in Indonesia



PLANTATIONS

Profit from the plantations division surged 366% to RM208.3 million on the back of a sustained recovery in the prices of palm products, upon which commodities the bulk of the plantations' profit is derived. Whilst such a hefty rise in percentage terms is indeed gratifying, it should however be viewed from the perspective that it came off from the rather low base of RM44.7 million achieved last year when the average crude palm oil (CPO) price realised was at an unattractive level of RM824 per tn. Since then, due largely to the curtailment of production of soya beans and other competing oil seeds on a worldwide scale including that of palm oil in this country, caused by the El Nino disruptions of weather patterns, prices of CPO have rallied as a result, to enable the Group to record an average CPO price of RM1,169 per tn for the year. At the time of writing, this price has comfortably breached the RM1,500 per tn level and its buoyancy appears sustainable for the immediate future, which should augur well for the new financial year.

Profitability was further enhanced by the 10% rise in FFB production to 1.77 million tn, maintaining the yearly incremental trend started 5 years ago from 1.1 million tn in 1998, made possible by the massive new plantings in our Sabah and Indonesian Complexes coming into bearing in recent years. For this year, the increase in hectareage harvested more than compensated for the debilitating drought effect caused by El Nino. There has been a net increase in mature area of 4,500 ha to 83,000 ha after discounting the area felled for replanting.

FFB yield per ha stood at 21.20 tn for the Group compared to last year's 20.95 tn, but oil per ha increased from 4.17 to 4.35 tn resulting from the higher oil extraction rate (OER) achieved at 20.5% compared to the previous figure of 19.9%. This increase is due mainly to the greater efficiency shown by our new mills of modern design in Sabah and Indonesia, the changing age profile of the palms and the better control on ripeness standards exerted at ground level.

Large scale replanting to replace those palms planted in the mid and late 1970s is reaching its peak in the Peninsular region, especially in our Johore Complex, so that out of the Group's total of 29,900 ha classified as immature – 27% of total palm area – close to half are located in the Peninsular region. The remaining immature oil palm area is mainly located in our ADEI Complex, Indonesia. In the latter Complex, approximately 3,200 ha from the first phase plantings are already in harvesting, with another 9,600 ha immature and 3,300 ha in the course of planting. There remain about 4,600 ha of reserved land to be planted pending the settlement of the proposal to swap part of the land. At our Belitung Complex 12,700 ha are in harvesting with the balance of 900 ha falling due next year. For the year, the Group has ploughed back a total of RM43.1 million in replantings and RM37.7 million in new plantings largely in Peninsular Malaysia and Indonesia respectively.

In preparation for the substantial areas scheduled for harvesting in the ADEI Complex, two new 45-tonne per hour mills – capable of further doubling their capacities – are being built and are expected to be commissioned in March and June 2003 respectively. This will provide the opportunity for purchase of outside FFB from within the respective districts to utilise the initial surplus capacities.

Rubber production remained static at 23,780 tn and the yield per ha was 1,439 kg. Rubber's contribution to the Group's profit is becoming insignificant with its dwindling hectareage in favour of oil palms. However, the 5,000 ha of rubber at the ADEI Complex have yet to reach their prime and with the commissioning of the latex concentrate plant to augment the crumb rubber section, versatility is provided by the different production lines, enabling the Group to capitalise on changing demands so as to obtain premium prices.


SIJIL PENDAFTARAN SISTEM KUALITI
Quality System Registration Certificate
KLK COCOA
SIJIL PENDAFTARAN SISTEM KUALITI
Quality System Registration Certificate

Oleochemicals

Parquet flooring for export

MANUFACTURING

As a result of the increasing costs of raw materials and intensified competition in the market environment – compounded by the entry of new players – the performance of the manufacturing sector was affected to varying extent, and the profit declined 11.8% to RM86.4 million. The higher raw materials costs were more particularly felt by our oleochemicals group, as it uses palm products to produce fatty acids, glycerine and other derivatives. Nevertheless, the profit of RM65.3 million recorded by the oleochemicals group is still respectable as it remains the single largest contributor for this sector.

At the operations level, the eroding margins of **Palm-Oleo's** basic fatty acids and glycerine production were ameliorated by steps taken to improve plant efficiency and throughput. This received a further boost when in August the new plant was commissioned adding another 40% to existing capacity.

Similar efforts aimed at improving competitiveness and cost cuttings were carried out in our soap noodles and amides plants, i.e. **KSP Manufacturing** and **Palmamide** respectively, and in the course of the year they have been able to capture a significant share of the trade in Asia. **Esterol**, our joint venture associate, made good progress with new products and capacity added.

At **Standard Soap**, the business of contract manufacturing soaps and related liquid products is highly competitive and challenging. Management was restructured in order to reduce overhead costs and to streamline operations.

Our operations in the People's Republic of China, namely, **Tianjin Bulking Installation** and **Hubei Zhong Chang**, edible oil refinery, were able to face up to the keen competition, but at the expense of reduced margins. Evidently, the newly introduced small packs branded products have stimulated consumers' interests.

KL-Kepong Cocoa Products, which produces a wide range of cocoa products and chocolate covertures, increased its turnover to RM217.1 million on the back of higher commodity prices at the London International Financial Futures and Options Exchange (LIFFE). Despite unfavourable market conditions in the cocoa grinding industry, the company performed well with a pre-tax profit of RM7.1 million due to its operational efficiency and effective marketing strategy. The company also upgraded its quality management system to ISO 9001:2000 in February 2002. To add value to its present operations a new industrial chocolate plant will be constructed to meet customers' demands for couverture and compound chocolates.

BKB Hevea Products, an ISO 9002 certified manufacturer of parquet flooring products, achieved a pre-tax profit of RM5.8 million which was marginally higher than the previous year's profit. The higher profit achieved was partly aided by the strong Euro despite lower sales volume. New players from Eastern Europe and China and increasing volume from Indonesian producers will continue to put pressure on our product prices. The company has made inroads into new markets especially in Ireland and the Middle East to help maintain its current sales position.


CRABTREE & EVELYN



The Galleria, Pittsburgh receiving honourable mention for Retail Store of the Year



Avenue of Peninsula, California, USA



20 years' award recipients with CEO of C&E Group



Fragrance candles in the making



Perfumed Body Cream, "Best Body Care Award" in Hong Kong


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Our rubber gloves subsidiaries, which manufacture examination and household gloves, continued to incur losses. The higher cost of raw material, lower selling prices and stiff market competition were the main factors leading to their poor business performance. To alleviate part of these negative effects, the focus was on improving operational efficiency and as a testimony a number of accredited certifications were received during the year including the ISO 9002 from SIRIM Malaysia.

Our 30.5% associate **Pearl River Tyre**, operates a bias tyre manufacturing plant in the People's Republic of China which is the core business of the company. The bias tyre industry is still in its doldrums with no significant market improvement since our last report. Margins are under pressure from higher natural rubber prices and falling demand out of preference for radial tyres. At the operations level, the plant was brought to full production capacity in order to reap the benefits of lower production cost.

RETAILING

The **Crabtree & Evelyn** ("C&E") group, a global well-known retailer and manufacturer of premium personal care products, toiletries, home fragrances and fine foods, achieved a pre-tax profit of £2.3 million for the financial year ended 30 September, 2002. Our programme to concentrate on increasing sales and enhancing brand recognition has paid off and are showing the desired results.

Overall global sales increased by 5% to £104 million. While most markets experienced modest to strong growth, the US stores sales were flat mainly due to the September 11 incident and the recessionary US economy. On a positive note, UK, Australian and Canadian markets achieved satisfactory growth whilst Hong Kong increased by a remarkable 49%.

There were 35 new stores added to the global real estate portfolio. Both US and UK operations launched extensive advertising campaigns during the year to increase brand awareness. We have successfully launched the "Hand Recovery" product range, a well received restorative hand cream which we are optimistic in patenting the formulation. Additionally, the Jojoba, Aloe, Goatmilk and LaSource product lines (collectively referred to as Skin Care Benefits) were reformulated and repackaged. Consumer feedback has been very positive. We updated our core products to ensure a fresh and progressive image in the marketplace.

In 2002, C&E UK centralised its corporate functions in London. To facilitate these changes, the Milton based operations were downsized and the corporate office was relocated to Kelso Place, London. In connection with these activities restructuring provisions of £550,000 were recorded. Additionally, the former corporate office was sold at a gain of £1.2 million. The proceeds from the disposal were reinvested into a new building which offers a bigger floor space suitable for the corporate needs.

For the 2002/03 financial year, C&E is expected to achieve better results in the challenging global economic climate. The profit contribution of the stores opened in 2002 is expected to increase as they are timed for the holiday season in 2003. From a product development standpoint, C&E is committed to introducing new and innovative products to the marketplace, as well as continuing to reformulate and repackage existing product lines.



Tan Sri Lee Loy Seng Award recipients with the Directors

Long service award recipient with the Chairman/CEO

25 years' service award to Balakrishnan

Manager officiating National Day celebrations

Team work

Opening of C&E Store at HO

State level Merdeka march past

Training for internal auditors

Winners of the Annual Sports in Sabah

Estate medical facilities

Care and attention at the crèche

The importance of education

PROPERTIES

Our Group launched the wholly-owned residential development project in Sungai Buloh, Selangor "Desa Coalfields" covering 230 acres. Response so far is satisfactory with 65% of the total units offered being sold. Construction of the initial phase is on-going and expected to complete end of 2003.

Our property joint venture in Kumpulan Sierramas (M) Sdn Bhd launched its new phase of development consisting of 123 units courtyard houses, bungalows and semi-detached units known as Sierramas West, Sungai Buloh. This new phase also received overwhelming response from the public following the success of Sierramas East.

OTHER INVESTMENT

Yule Catto & Co. plc, our major associate, reported an increase in earnings and cash flow despite the current backdrop of uncertain global economic conditions. The polymer chemicals group is now under the "Synthomer" banner worldwide, creating a global specialty in water-based polymers with manufacturing facilities in 5 countries. Synthomer has debottlenecked its UK plant and commenced the construction of a new plant in Belgium to expand into the European markets.





New Technical Centre in Malaysia (above)
Pharmaceutical plant in Barcelona, Spain (left)

Uquifa, the pharmaceutical arm of Yule Catto has a strong recovery in profits. The anti-ulcer drug, Omeprazole, which has gone off patent in a number of countries offers significant opportunity for Uquifa. Uquifa has already substantial market share for this generic drug in Europe and is well positioned for eventual opening in the US market. In Spain, where Uquifa's head office is located, pilot plant facilities are now fully operational and loaded with development projects. This bodes well for Uquifa's future.

The third group, performance chemicals, with its portfolio of niche specialty businesses in worldwide leadership in ultramarine blue pigments, photochemicals, hairdyes to specialty inorganic chemicals, continues to make progress to resolve the manufacturing problems that arose during the year.

Yule Catto is hopeful of continuous growth in profits, now that its restructuring is over and total focus on organic growth can be devoted by management. With the uncertain global economy outlook and with major raw materials prices rising, margins will fall. On a positive note, demand continues to hold and a concerted effort to increase selling prices should reduce the impact of margin erosion.

12 December, 2002

STATEMENT ON CORPORATE GOVERNANCE

The Malaysian Code on Corporate Governance ("the Code") formalised in March, 2000 and made mandatory with effect from June, 2001 for public-listed companies to follow, marks a milestone in the corporate scene in the country. The Code sets out the principles and best practices for adoption in an effort to raise standards of corporate governance in the country. KLK Board recognises that the exercise of good corporate governance in all aspects of its business dealings is vital for the Group's continued progress and success. The Board is therefore, committed to maintain a high standard of corporate governance throughout the Group.

BOARD OF DIRECTORS

An effective Board sets the policies which will enable them to lead and guide the Company to achieve its goals. The Board currently has eleven substantive members and one Alternate Director. Of the 11, there are three Executive Directors and the balance are Non-Executives. The Independent Non-Executive Directors are Charles Letts, YM Tengku Robert Hamzah, R. M. Alias, Maj-Gen (R) Dato' Dr. Mahmood Sulaiman and Tan Sri Dato' Thong Yaw Hong. Therefore, pursuant to the KLSE Listing Requirements, one third of the Board consists of Independent Directors. Together, the Directors bring a wide spectrum of business acumen, financial experience and skills necessary to lead a large multinational company. A brief profile of each Director is presented on pages 6 to 9.

For the financial year ended 30 September, 2002, the Board held 4 meetings. Directors' attendance to these meetings can be found in the Profiles of Directors on pages 6 to 9.

At Board Meetings, strategies and performance of the Company are being reviewed and evaluated in light of any changing circumstances whether economic, social or political. Although all the Directors have an equal responsibility for the Company's operations, the pivotal role played by the Independent Non-Executive Directors is vital to ensure that strategies formulated or transactions proposed by management are amply discussed in an unbiased and independent manner, taking into account the interests not only of the Group but also the shareholders, employees, customers, suppliers, environment and community at large.

In discharging its fiduciary duty, the Board is assisted by Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee. The terms of reference of each Committee have been approved by the Board and comply with the recommendations of the Code.

In addition, where necessary, the Board may call in outside expert professionals in their respective fields to express their views on specific matters.

AUDIT COMMITTEE

The composition and terms of reference of this Committee together with its report are presented on pages 32 to 33 of the Annual Report.

NOMINATION COMMITTEE

The Committee, formed on 16 May, 2001, is responsible for recommending the right candidate with the necessary skills, experience and competencies to be filled in the Board. The Committee is also responsible for assessing the performance of each existing Director. The members of the Nomination Committee are as follows:

Yeoh Chin Hin (Chairman)
Tan Sri Dato' Thong Yaw Hong
Dato' Lee Hau Hian

REMUNERATION COMMITTEE

This Committee was set up in March, 1994. It is responsible for developing the remuneration policy for the plantation sector and of late also the manufacturing sector of the Group. The Committee's remuneration package for senior management and that for the Executive Directors are subject to the approval of the Board and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, all of whom are Non-Executive Directors, are as follows:

R.M. Alias (Chairman)
Yeoh Chin Hin
Maj-Gen (R) Dato' Dr. Mahmood Sulaiman

DIRECTORS' REMUNERATION

The Company pays its Directors annual fees which are approved annually by the shareholders. In addition, members to Board Committees are paid a meeting allowance for each meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's policy on Directors' remuneration is to attract and retain the Directors of high calibre needed to run the Group successfully. In the case of Chairman/CEO and Executive Directors, the component parts of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects experience and level of responsibilities undertaken by a particular Non-Executive Director concerned.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies during the financial year are as follows:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Fees RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive Directors	-	1,411	307	13	1,236	2,967
Non-Executive Directors	546	-	-	-	8	554

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

	Number of Directors	
Range of remuneration	**Executive**	**Non-Executive**
RM50,001 to RM100,000	-	8
RM600,001 to RM650,000	2	-
RM700,001 to RM750,000	1	-
RM1,000,001 to RM1,050,000	1	-

There are no contracts of service between any Director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO, Dato' Lee Oi Hian and Executive Directors, Ong Beng Kee and Dato' Lee Soon Hian. The contracts with the Chairman/CEO and the Executive Directors, Ong Beng Kee and Dato' Lee Soon Hian will expire on 19 December, 2003, 30 September, 2003 and 30 September, 2004 respectively.

RE-ELECTION OF DIRECTORS

In accordance with the Company's Articles of Association, all newly appointed Directors are subject to re-election by the shareholders at the first Annual General Meeting after their appointments. No new appointment was made for the year ended 30 September, 2002.

In accordance with the Articles of Association, one third of the remaining Directors are required to retire by rotation at the Annual General Meeting held annually and that all Directors shall retire once in every 3 years. Directors due to retire by rotation at the forthcoming Annual General Meeting are shown on page 2 of the Notice of Meeting (Ordinary Resolutions 3, 4 and 5).

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming Annual General Meeting are shown on page 2 of the Notice of Meeting (Ordinary Resolutions 6, 7, 8, 9 and 10).

SUPPLY OF INFORMATION TO BOARD MEMBERS

Board Meetings are structured with a pre-set agenda. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting. Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments. All proceedings of Board Meetings are minuted and signed by the Chairman of the Meeting in accordance with the provision of Section 156 of the Companies Act, 1965.

At other times, Directors have direct access to the Senior Management and the services of the Company Secretaries. Directors, especially newly appointed ones, are encouraged to visit the Group's operating centres to familiarise themselves with the various operations of the Group.

All the Directors have attended and completed the Mandatory Accreditation Programme (MAP) conducted by the Research Institute of Investment Analysis Malaysia (RIIAM), an affiliate company of Kuala Lumpur Stock Exchange.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

The Board encourages shareholders' active participation at the Company's Annual General Meeting and endeavours to ensure all Board Members are in attendance. The Auditors are also present in the Company's Annual General Meeting. At the Annual General Meeting, the Board presents the performance of the Group as contained in the Annual Report and shareholders present are given the opportunity to raise questions or to seek more information. Resolutions tabled and passed at the Meeting are released to the Stock Exchanges on the same day to enable the public to know the outcome.



In addition, the Company makes various announcements through the Stock Exchanges, in particular the timely release of the quarterly results within two months from the close of a particular quarter. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to the shareholders and members of the public upon request. Members of the public can also obtain the full financial results and the Company's announcements from the KLSE website.

The Board has appointed R.M. Alias as the Senior Non-Executive Director to whom shareholders can address their concerns. At all times, shareholders may contact the Company Secretaries for information.

Dialogues/presentations are held periodically with investors and analysts at the Head Office or roadshows. For the financial year ended 30 September, 2002, the Company also participated in the Minggu Saham Amanah Malaysia organised by Permodalan Nasional Berhad where potential investors and members of the public can obtain information on the Company's business and performance.

FINANCIAL REPORTING

The Board takes responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders. The Audit Committee reviews the information to be disclosed to ensure its accuracy and adequacy.

INTERNAL CONTROLS

The Statement on Internal Control is set out on pages 30 to 31.

RELATIONSHIP WITH THE AUDITORS

The role of the Audit Committee in relation to the external auditors is spelt out on pages 32 to 33.

COMPLIANCE WITH THE CODE

Save as disclosed below, the Group has substantially complied with the Principles and Best Practices of the Code:

(a) As allowed by KLSE, the composition of the Audit Committee and the Nomination Committee will be restructured by 31 March, 2003 to comply with KLSE Listing Requirements; and

(b) The Board is mindful of the dual roles held by the Chairman/CEO but is of the view that there are sufficient independent Directors on the Board with wide boardroom experience to provide the necessary check and balance. Besides, the Board has also developed over the years a clearly defined framework including the formation of various Board Committees to discuss and decide on policy matters and related issues on a regular basis. The Chairman/CEO as a rule abstains from all deliberations and voting on matters which he is directly or deemed interested. All related party transactions involving him are dealt with in accordance with the KLSE Listing Requirements.

DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September, 2002, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent;
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

OTHER INFORMATION

Option warrants and convertible securities

The Company has not issued any warrants and convertible securities during the financial year.

American Depositary Receipt ("ADR")

During the financial year, JPMorgan Chase Bank ("JPMorgan") sponsored the Level 1 ADR Programme for KLK in the United States of America ("USA"). Under the ADR Programme, a maximum of 21.3 million ordinary shares of RM1.00 each in KLK, representing approximately 3% of its current issued and paid-up share capital, will be traded in ADRs in the USA in the ratio of 1 (one) ADR to 10 (ten) KLK shares. JPMorgan, the depositary bank has appointed Malayan Banking Berhad, Kuala Lumpur as its sole custodian of the KLK shares for the ADR Programme. As at the year ended 30 September, 2002, no KLK shares has been deposited with the custodian and therefore, there are no ADRs outstanding at this time.

Sanctions and/or penalties

There were no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year.

Profit guarantee

During the financial year, there was no profit guarantee issued by the Company.

Material contracts

Material contracts for the Company and its subsidiaries involving Directors either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 26 to the financial statements under "Related Party Transactions" on page 63-65.

13 December, 2002

STATEMENT ON INTERNAL CONTROL

Paragraph 15.27(b) of the Kuala Lumpur Stock Exchange Listing Requirements requires the Board of Directors of public listed companies to include in its annual report a "statement about the state of internal control of the listed issuer as a group".

Set out below is the Board's Internal Control Statement which outlines the nature and state of internal control of the Company and the Group during the year.

BOARD RESPONSIBILITY

The Board acknowledges its responsibility for the Company's and the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

In view of the limitations that are inherent in any system of internal control, this system is designed to manage, rather than eliminate the risk of failure to achieve corporate objectives. Accordingly, the system could provide only reasonable but not absolute assurance against material misstatement, operational failures, fraud or loss.

RISK MANAGEMENT FRAMEWORK

The Board fully supports the contents of the "Statement on Internal Control: Guidance for Directors of Public Listed Companies" issued by the Kuala Lumpur Stock Exchange Task Force on Internal Control and, with the assistance of the Internal Audit Division undertook to identify and evaluate the principal business risks in critical areas of the Company and the major subsidiaries of the Group, assessing the likelihood of material exposures and identifying the measures taken to manage these risks. This was done through desktop reviews, interviews with Senior Management and workshop reviews.

The Board has initiated an ongoing process of identifying, evaluating, and managing significant risks encountered by the Company and the Group in a structured manner. This would entail establishing procedures for reporting and monitoring of risks and controls. Regular reviews will be conducted on a yearly basis with additional reviews to be carried out as and when required.

These initiatives would ensure that the Company and the Group have in place a formalised ongoing process to identify, measure and manage the significant risks affecting the achievement of its business objectives.

OTHER KEY COMPONENTS OF INTERNAL CONTROL SYSTEM

The other key components of the Company's and the Group's internal control systems are described below:

Board Meetings

The Board meets at least quarterly and has a formal agenda on matters for discussion. The Chairman/CEO, together with the respective Executive Directors, leads the presentation of board papers and provide comprehensive explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Company's and the Group's activities and operations on a regular basis.

Organisational structure with formally defined responsibility lines and delegation of authority

There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

Performance Management framework

Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board, the Company's and the Group's Management to perform financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

The Company and the Group have in place a detailed and well-controlled budgeting process that provides a responsibility accounting framework.

Operational policies and procedures

The documented policies and procedures form an integral part of the internal control system to safeguard the Company's and the Group's assets against material losses and ensure complete and accurate financial information. The documents consist of memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

WEAKNESSES IN INTERNAL CONTROL

Continuous Management efforts are in place to improve the internal control systems. No material losses were incurred during the year due to the weaknesses in the internal control systems.

13 December, 2002

AUDIT COMMITTEE

MEMBERS

Yeoh Chin Hin – Chairman
(Non-Independent Non-Executive Director)

YM Tengku Robert Hamzah
(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Non-Independent Non-Executive Director and MIA member)

SECRETARIES

J.C. Lim
Fan Chee Kum

TERMS OF REFERENCE

The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board. The terms of reference of the Committee are set out below:

Duties And Responsibilities

The Committee shall:

- Provide assistance to the Board of Directors (the "Board") in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").
- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External and Internal Auditors.
- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.

Authority

- The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.
- The Committee shall have unlimited access to all information and documents relevant to its activities as well as to the internal and external auditors and senior management of the Group.
- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

Financial Procedures And Financial Reporting

Review of the quarterly and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them to the Board.

Related Party Transactions

To consider any related party transactions that may arise within the Company or the Group.

External Audit

- Review the audit plan of the external auditors;
- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken;
- Consider the nomination, appointment and the re-appointment of external auditors, their fees and any questions on resignation and dismissal;
- To report promptly to the Kuala Lumpur Stock Exchange ("KLSE") on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of the KLSE Requirements.

Internal Audit

- Review the adequacy of the scope, functions and resources of the internal audit function, and that it has the necessary authority to carry out its work;
- Review the internal audit programme and results of the internal audit process and where necessary, ensure that appropriate action is taken on the recommendations of the internal audit function;
- Review the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties.

MEETINGS

During the financial year ended 30 September, 2002, five Committee meetings were held. A record of the attendance to these meetings is as follows:

	No. of Meetings Attended
Yeoh Chin Hin	5
YM Tengku Robert Hamzah	4
Datuk Abdul Rahman bin Mohd. Ramli	4

INTERNAL AUDIT FUNCTION

The Group has an adequately resourced IAD to assist the Board in maintaining a sound system of internal control. The IAD reports directly to the Committee and is independent of the activities they audit. In addition, the IAD also conducts investigations and special reviews at the request of Management.

The IAD regularly submits the audit reports on their audit activities and the internal audit findings are tabled at the Committee meetings. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

During the financial year, the IAD has undertaken the role of risk facilitators to assist Management in identifying, evaluating and documenting the risks inherent in their business and also acts as moderators to ensure reasonable and fair rating of the risks identified. The principal risks and the measures taken to manage these risks had been communicated to the Committee and the Board. The risk assessment reports covering the various business operations of the Company and the Group had been completed during the financial year.

ACTIVITIES

The summary of activities of the Committee during the year under review was as follows:

- Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval, focusing particularly on:
  - any changes in accounting policies and practices;
  - significant adjustments arising from the audit;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.
- Reviewed the related party transactions that had arisen within the Company or the Group.
- Considered the appointment of external auditors and their request for increase in audit fees.
- Reviewed with the external auditors their audit plan prior to commencement of audit.
- Discussed and reviewed the Group's financial year-end statements with the external auditors including issues and findings noted in the course of the audit of the Group Financial Statements.
- Reviewed and discussed with the external auditors their evaluation of the system of internal control of the Group.
- Reviewed and deliberated on reports of audits conducted by the IAD.
  The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.
- Reviewed and assessed the risk management activities of the Company and the Group.

E N V I R O N M E N T A L   P O L I C Y

ENVIRONMENTAL POLICY



We are committed to keep our environment clean, safe and healthy.

We will continue to promote greater environmental awareness in our daily activities.

Preservation of the environment is the responsibility of everybody in the Company.

Q U A L I T Y   P O L I C Y

QUALITY POLICY

Our commitment is towards quality at a consistently high level.

We emphasise on quality of products, service and competitive pricing to meet or exceed consumers' requirement.

We will remain innovative and adopt new technologies to cater for changing needs.

Quality improvement is the responsibility of every employee.





O C C U P A T I O N A L   S A F E T Y   &   H E A L T H   P O L I C Y

OCCUPATIONAL SAFETY & HEALTH POLICY

We seek the highest standard of safety and health care in the pursuit of our business activities.

We are therefore fully committed to meet the legislative objectives and moral obligations in order to create, build and promote a safe and healthy work environment and culture.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

REPORT OF THE DIRECTORS

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries and of the Company for the year ended 30 September, 2002.

PRINCIPAL ACTIVITIES

The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September, 2002.

RESULTS

	Group RM '000	Company RM '000
Profit before taxation	347,119	121,938
Tax expense	(59,449)	(15,840)
Profit after taxation	287,670	106,098
Minority interests	(14,471)	-
Net profit for the year	273,199	106,098

DIVIDENDS

The amounts paid or declared by way of dividend by the Company since the end of the previous financial year were:

(i) a final dividend of 9 sen gross per share, less 28% income tax, amounting to RM46,007,000 in respect of the year ended 30 September, 2001 was paid on 4 March, 2002, as proposed in last year's report;

(ii) an interim dividend of 6 sen gross per share, less 28% income tax, amounting to RM30,671,000 in respect of the year ended 30 September, 2002 was paid on 9 August, 2002.

The Directors recommend the payment of a final dividend of 9 sen gross per share, less 28% income tax and a special dividend of 5 sen gross per share, less *28% income tax totalling RM71,566,000 for the year ended 30 September, 2002 which, subject to approval at the Annual General Meeting of the Company,* will be paid on 20 March, 2003 to shareholders on the Company's register of members at the close of business on 21 February, 2003.

RESERVES AND PROVISIONS

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL

During the financial year, the Company implemented the share buy back scheme which was approved by the shareholders of the Company. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. of shares bought back	Highest price paid per share RM	Lowest price paid per share RM	Average price paid per share RM	Total consideration RM '000
Held As Treasury Shares					
Purchased in February, 1999	1,208,000	5.90	5.10	5.58	6,823
Purchased in March, 1999	1,131,000	5.25	4.72	4.86	5,559
	2,339,000				12,382
Purchased in January, 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders at the Annual General Meeting ("AGM") held on 30 January, 2002 will expire at the forthcoming AGM and an ordinary resolution will be tabled at the Company's Extraordinary General Meeting to be convened on the same day of the Company's AGM for shareholders to grant a fresh mandate for another year.

DIRECTORS OF THE COMPANY

Directors who served since the date of the last report are shown on page 5.

In accordance with the Company's Articles of Association, Dato' Lee Oi Hian, YM Tengku Robert Hamzah and Datuk Abdul Rahman bin Mohd. Ramli retire by rotation from the Board at the forthcoming Annual General Meeting, and being eligible, offer themselves for re-election.

Yeoh Chin Hin, Charles Letts, Maj-Gen (R) Dato' Dr. Mahmood Sulaiman, Tan Sri Dato' Thong Yaw Hong and R.M. Alias retire at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following Annual General Meeting of the Company.

DIRECTORS' SHAREHOLDINGS

Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares of RM1 each				
Name	**Balance at 1.10.2001**	**Bought**	**Sold**	**Balance at 30.9.2002**	**% of Issued Share Capital#**
Dato' Lee Oi Hian					
- held directly	48,000	-	-	48,000	0.01
- deemed interested	320,036,896	409,000	-	320,445,896	45.13
Yeoh Chin Hin					
- held directly	1,050,000	-	-	1,050,000	0.15
- deemed interested	80,000	-	-	80,000	0.01
Charles Letts					
- held directly	456,000	-	-	456,000	0.06
- deemed interested	-	-	-	-	-
YM Tengku Robert Hamzah					
- held directly	73,000	-	-	73,000	0.01
- deemed interested	170,000	-	-	170,000	0.02
R. M. Alias					
- held directly	225,000	-	-	225,000	0.03
- deemed interested	-	-	-	-	-
Dato' Lee Hau Hian					
- held directly	55,500	-	-	55,500	0.01
- deemed interested	320,036,896	409,000	-	320,445,896	45.13
Tan Sri Dato' Thong Yaw Hong					
- held directly	60,000	10,000	-	70,000	0.01
- deemed interested	40,500	-	-	40,500	0.01
Dato' Lee Soon Hian					
- held directly	-	-	-	-	-
- deemed interested	320,036,896	409,000	-	320,445,896	45.13
Yeoh Eng Khoon (alternate to Yeoh Chin Hin)					
- held directly	240,000	-	-	240,000	0.03
- deemed interested	2,073,000	47,000	-	2,120,000	0.30

Based on 709,977,128 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office at the end of the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 358,668 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

Dato' Lee Oi Hian's, Dato' Lee Hau Hian's and Dato' Lee Soon Hian's deemed interests in the shares of the Company increased by 150,000 shares between 30 September, 2002 and 9 December, 2002. Except for the aforesaid, there were no changes notified by the Directors in any of their direct or deemed interest in the share capital of the Company during the period.

By virtue of their deemed interests in the shares of the Company, Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 30 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Group financial statements, or of a related company) by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 26 on the financial statements.

There were no arrangements during and at the end of the year which the Company was a party to which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES

No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) there are no bad debts to be written off and no provision need to be made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render it necessary to write off any bad debts, or provide for any doubtful debts; or

(ii) that would render the values attributed to the current assets in the Group and Company financial statements misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due other than that disclosed under Note 29 on the financial statements.

In the opinion of the Directors, the results of the operations of the Group and of the Company for the financial year ended 30 September, 2002 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

AUDITORS

The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

YEOH CHIN HIN
(Director)

ONG BENG KEE
(Executive Director)

Ipoh, Perak Darul Ridzuan,
Malaysia.

13 December, 2002.

INCOME STATEMENTS

for the year ended 30 September, 2002

	Note	Group		Company	
		2002	2001	**2002**	2001
		RM '000	RM '000	**RM '000**	RM '000
Revenue	2	**2,469,071**	2,041,614	**392,035**	332,418
Operating profit	3	**302,199**	155,573	**121,938**	105,190
Finance cost	4	**(4,832)**	(3,935)	**-**	-
Share of results of associated companies	3	**49,752**	(45,079)	**-**	-
Profit before taxation		**347,119**	106,559	**121,938**	105,190
Tax expense	7	**(59,449)**	(29,837)	**(15,840)**	(27,958)
Profit after taxation		**287,670**	76,722	**106,098**	77,232
Minority interests		**(14,471)**	(15,522)	**-**	-
Net profit for the year		**273,199**	61,200	**106,098**	77,232
		Sen	Sen	**Sen**	Sen
Earnings per share	8	**38.5**	8.6	**14.9**	10.9
Dividends per share (net) - 20 sen (2001: 15 sen) gross less 28% income tax	9	**14.4**	10.8	**14.4**	10.8

The notes set out on pages 47 to 75 form an integral part of, and should be read in conjunction with, these financial statements.

BALANCE SHEETS

at 30 September, 2002

	Note	Group 2002 RM '000	Group 2001 RM '000	Company 2002 RM '000	Company 2001 RM '000
PROPERTY, PLANT AND EQUIPMENT	10	**2,183,584**	1,992,330	**639,734**	642,836
PROPERTY DEVELOPMENT	11	**68,806**	69,711	**-**	-
SUBSIDIARY COMPANIES	12	**-**	-	**945,411**	899,631
ASSOCIATED COMPANIES	13	**467,688**	510,393	**94,675**	94,675
OTHER INVESTMENTS	14	**69,834**	83,440	**652**	652
INTANGIBLE ASSETS	15	**18,782**	18,772	**-**	-
GOODWILL ON CONSOLIDATION		**48,859**	16,687	**-**	-
		2,857,553	2,691,333	**1,680,472**	1,637,794
CURRENT ASSETS					
Inventories	16	**425,204**	366,498	**21,116**	17,341
Trade receivables	17	**207,701**	149,107	**13,365**	3,886
Other receivables, deposits and prepayments	18	**131,474**	104,365	**44,765**	61,683
Property development	11	**2,717**	-	**-**	-
Cash and cash equivalents	19	**409,686**	426,759	**51,528**	140,872
Amounts owing by subsidiary companies	12	**-**	-	**1,299,084**	1,235,103
Amount owing by an associated company	13	**-**	60	**-**	60
		1,176,782	1,046,789	**1,429,858**	1,458,945
Less: CURRENT LIABILITIES					
Trade payables		**106,415**	88,471	**4,671**	2,580
Other payables	20	**153,078**	113,931	**32,295**	29,304
Taxation		**12,226**	9,929	**-**	-
Borrowings	21	**106,039**	112,737	**-**	-
Finance leases	22	**190**	117	**-**	-
Amounts owing to subsidiary companies	12	**-**	-	**98,987**	98,095
		377,948	325,185	**135,953**	129,979
NET CURRENT ASSETS		**798,834**	721,604	**1,293,905**	1,328,966
		3,656,387	3,412,937	**2,974,377**	2,966,760
Financed by:					
SHARE CAPITAL	23	**712,516**	712,516	**712,516**	712,516
RESERVES	24	**2,792,919**	2,575,890	**2,267,282**	2,236,989
		3,505,435	3,288,406	**2,979,798**	2,949,505
Less: COST OF TREASURY SHARES		**13,447**	12,382	**13,447**	12,382
SHAREHOLDERS' EQUITY		**3,491,988**	3,276,024	**2,966,351**	2,937,123
MINORITY INTERESTS		**116,833**	109,512	**-**	-
LONG TERM AND DEFERRED LIABILITIES					
Deferred taxation	25	**16,583**	15,465	**-**	22,500
Provision for retirement benefits		**12,854**	10,475	**8,026**	7,137
Finance leases	22	**469**	207	**-**	-
Borrowings	21	**17,660**	1,254	**-**	-
		47,566	27,401	**8,026**	29,637
		3,656,387	3,412,937	**2,974,377**	2,966,760

The notes set out on pages 47 to 75 form an integral part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 30 September, 2002

	Share capital RM '000	Capital reserve RM '000	Revaluation reserve RM '000	Capital redemption reserve RM '000	Exchange fluctuation reserve RM '000	General reserve RM '000	Revenue reserve RM '000	Treasury shares RM '000	Total RM '000
At 1 October, 2000 as previously stated	712,516	1,155,554	53,345	5,185	14,210	14,337	1,308,174	(12,382)	3,250,939
Effect of adopting MASB 19	-	-	-	-	-	-	71,586	-	71,586
As restated	712,516	1,155,554	53,345	5,185	14,210	14,337	1,379,760	(12,382)	3,322,525
Share of reserves of associated companies	-	(4,615)	-	-	-	-	12,530	-	7,915
Arising from redemption of redeemable preference shares	-	-	-	1,500	-	-	(1,500)	-	-
Currency translation differences	-	-	-	-	(13,350)	-	-	-	(13,350)
Net gains/(losses) not recognised in the income statement	-	(4,615)	-	1,500	(13,350)	-	11,030	-	(5,435)
Net profit for the year	-	-	-	-	-	-	61,200	-	61,200
Dividends paid									
- 2000 final	-	-	-	-	-	-	(46,020)	-	(46,020)
- 2000 special	-	-	-	-	-	-	(25,566)	-	(25,566)
- 2001 interim	-	-	-	-	-	-	(30,680)	-	(30,680)
Transfer from capital reserve to revenue reserve	-	(457)	-	-	-	-	457	-	-
At 30 September, 2001	**712,516**	**1,150,482**	**53,345**	**6,685**	**860**	**14,337**	**1,350,181**	**(12,382)**	**3,276,024**
Share of reserves of associated companies	-	-	-	-	-	-	**(22,236)**	-	**(22,236)**
Arising from redemption of redeemable preference shares	-	-	-	**3,700**	-	-	**(3,700)**	-	-
Currency translation differences	-	-	-	-	**42,744**	-	-	-	**42,744**
Net gains/(losses) not recognised in the income statement	-	-	-	**3,700**	**42,744**	-	**(25,936)**	-	**20,508**
Shares buy back	-	-	-	-	-	-	-	**(1,065)**	**(1,065)**
Net profit for the year	-	-	-	-	-	-	**273,199**	-	**273,199**
Dividends paid									
- 2001 final	-	-	-	-	-	-	**(46,007)**	-	**(46,007)**
- 2002 interim	-	-	-	-	-	-	**(30,671)**	-	**(30,671)**
Transfer from revenue reserve to capital reserve	-	**5,437**	-	-	-	-	**(5,437)**	-	-
At 30 September, 2002	**712,516**	**1,155,919**	**53,345**	**10,385**	**43,604**	**14,337**	**1,515,329**	**(13,447)**	**3,491,988**
	Note 23	←			Note 24			→	

The notes set out on pages 47 to 75 form an integral part of, and should be read in conjunction with, these financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY

for the year ended 30 September, 2002

	Share capital RM '000	Capital reserve RM '000	Revaluation reserve RM '000	Capital redemption reserve RM '000	Exchange fluctuation reserve RM '000	General reserve RM '000	Revenue reserve RM '000	Treasury shares RM '000	Total RM '000
At 1 October, 2000									
as previously stated	712,516	1,351,652	38,336	285	87,367	14,337	698,814	(12,382)	2,890,925
Effect of adopting MASB 19	-	-	-	-	-	-	71,586	-	71,586
As restated	712,516	1,351,652	38,336	285	87,367	14,337	770,400	(12,382)	2,962,511
Net losses not recognised in the income statement									
- Currency translation differences	-	-	-	-	(354)	-	-	-	(354)
Net profit for the year	-	-	-	-	-	-	77,232	-	77,232
Dividends paid									
- 2000 final	-	-	-	-	-	-	(46,020)	-	(46,020)
- 2000 special	-	-	-	-	-	-	(25,566)	-	(25,566)
- 2001 interim	-	-	-	-	-	-	(30,680)	-	(30,680)
Transfer from revenue reserve to capital reserve	-	820	-	-	-	-	(820)	-	-
At 30 September, 2001	**712,516**	**1,352,472**	**38,336**	**285**	**87,013**	**14,337**	**744,546**	**(12,382)**	**2,937,123**
Net gains not recognised in the income statement									
- Currency translation differences	-	-	-	-	**873**	-	-	-	**873**
Shares buy back	-	-	-	-	-	-	-	**(1,065)**	**(1,065)**
Net profit for the year	-	-	-	-	-	-	**106,098**	-	**106,098**
Dividends paid									
- 2001 final	-	-	-	-	-	-	**(46,007)**	-	**(46,007)**
- 2002 interim	-	-	-	-	-	-	**(30,671)**	-	**(30,671)**
Transfer from revenue reserve to capital reserve	-	**3,020**	-	-	-	-	**(3,020)**	-	-
At 30 September, 2002	**712,516**	**1,355,492**	**38,336**	**285**	**87,886**	**14,337**	**770,946**	**(13,447)**	**2,966,351**
	Note 23	←			Note 24			→	

The notes set out on pages 47 to 75 form an integral part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 September, 2002

	2002 RM '000	2001 RM '000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**347,119**	106,559
Adjustments for:		
Depreciation	**78,390**	77,991
Amortisation of leasehold land	**12,480**	7,757
Amortisation of intangible assets	**1,091**	1,144
Property, plant and equipment written off	**418**	1,142
Gain on disposal of property, plant and equipment	**(5,836)**	(536)
Surplus arising from government acquisition of land	**(3,791)**	(831)
Deficit/(Surplus) on sales of investments	**3,503**	(521)
Allowance for diminution in value of investments	**-**	3,226
Write back of allowance for diminution in value of investments	**(4,635)**	-
Retirement benefits provision	**4,498**	1,912
Interest expenses	**4,832**	3,935
Dividend income	**(2,236)**	(3,091)
Interest income	**(13,145)**	(16,457)
Exchange gain	**(775)**	-
Share of associated companies' results	**(49,752)**	45,079
Surplus on disposal of associated companies	**(59)**	-
Operating profit before working capital changes	**372,102**	227,309
Working capital changes:		
Inventories	**(58,706)**	(38,052)
Trade and other receivables	**(61,471)**	14,641
Trade and other payables	**57,211**	3,323
Cash generated from operations	**309,136**	207,221
Interest paid	**(4,832)**	(3,742)
Tax paid	**(34,375)**	(31,485)
Retirement benefits paid	**(2,119)**	(1,473)
Net cash generated from operating activities	**267,810**	170,521
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(237,426)**	(125,319)
Plantation development expenditure	**(35,387)**	(28,167)
Property development expenditure	**(5,152)**	(898)
Purchase of a subsidiary, net of cash acquired (Note B)	**(28,819)**	-
Purchase of additional shares in a subsidiary company	**(9,629)**	(1,954)
Purchase of investments	**(34,055)**	(16,898)
Proceeds from sale of property, plant and equipment	**12,147**	8,546
Proceeds from disposal of associated companies	**42,286**	-
Compensation from government on land acquired	**4,229**	955
Deposit paid for purchase of an associated company	**(960)**	-
Redemption of redeemable cumulative preference shares by an associated company	**8,500**	5,000
Proceeds from sale of investments	**49,160**	19,920
Repayment from an associated company	**60**	1,395
Dividends received from associated companies	**23,876**	22,407
Dividends received from investments	**1,638**	2,174
Interest received	**13,116**	18,549
Net cash used in investing activities	**(196,416)**	(94,290)

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 September, 2002 (Continued)

	2002 RM '000	2001 RM '000
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of short term borrowings	-	(11,690)
Term loans received	**22,082**	65,048
Repayment of term loans	**(21,667)**	(6,498)
Payment of finance leases	**(184)**	(252)
Dividends paid to shareholders of the Company	**(76,678)**	(102,266)
Dividends paid to minority shareholders	**(6,238)**	(6,314)
Return of loan capital to minority shareholders	**(402)**	(3,018)
Redemption of redeemable preference shares to minority shareholders	**(5,946)**	-
Share buy back	**(1,065)**	-
Net cash used in financing activities	**(90,098)**	(64,990)
Net (decrease)/increase in cash and cash equivalents	**(18,704)**	11,241
Cash and cash equivalents at beginning of year	**402,240**	395,897
Cash and cash equivalents at end of year	**383,536**	407,138

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

A. CASH AND CASH EQUIVALENTS

	2002 RM '000	2001 RM '000
Cash and cash equivalents consist of:		
Cash and bank balances	**45,450**	50,086
Deposits	**364,236**	376,673
Bank overdrafts	**(26,150)**	(19,621)
Cash and cash equivalents	**383,536**	407,138
Foreign exchange differences on opening balances	-	(4,898)
Cash and cash equivalents as restated	**383,536**	402,240

B. ANALYSIS OF ACQUISITION OF A SUBSIDIARY COMPANY

	2002 RM '000	2001 RM '000
The fair values of assets and liabilities of a subsidiary acquired were as follows:		
Associated company	**11,998**	-
Current assets	**6**	-
Net assets acquired	**12,004**	-
Goodwill on acquisition	**16,821**	-
Total purchase price	**28,825**	-
Less: Cash and bank balances	**6**	-
Cash flow on acquisition, net of cash acquired	**28,819**	-

C. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment with an aggregate cost of RM237,907,000 (2001: RM125,319,000) of which RM481,000 (2001: RM6,000) was financed by means of finance leases.

The notes set out on pages 47 to 75 form an integral part of, and should be read in conjunction with, these financial statements.

CASH FLOW STATEMENT OF THE COMPANY

for the year ended 30 September, 2002

	2002 RM '000	2001 RM '000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**121,938**	105,190
Adjustments for:		
Depreciation	**7,696**	7,905
Amortisation of leasehold land	**388**	389
Property, plant and equipment written off	**186**	264
Gain on disposal of property, plant and equipment	**(101)**	(54)
Surplus arising from government acquisition of land	**(3,020)**	(820)
Retirement benefits provision	**2,909**	1,483
Gain in foreign exchange	**(101)**	-
Dividend income	**(106,251)**	(110,985)
Interest income	**(6,976)**	(16,511)
Operating profit/(loss) before working capital changes	**16,668**	(13,139)
Working capital changes:		
Inventories	**(3,775)**	(2,401)
Trade and other receivables	**(10,889)**	3,360
Trade and other payables	**5,082**	(2,863)
Cash generated from /(used in) operations	**7,086**	(15,043)
Tax paid	**(4,023)**	(8,436)
Retirement benefits paid	**(2,020)**	(1,362)
Net cash generated from/(used in) operating activities	**1,043**	(24,841)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(5,455)**	(4,874)
Plantation development expenditure	**(44)**	(65)
Property, plant and equipment transferred to/(from) subsidiary companies	**1**	(49)
Purchase of a subsidiary company	**(28,825)**	-
Purchase of additional shares in a subsidiary company	**(9,629)**	(1,954)
Subscription of shares in subsidiary companies	**(7,326)**	(52,404)
Deposit paid for purchase of an associated company	**(960)**	-
Proceeds from sale of property, plant and equipment	**133**	54
Compensation from government on land acquired	**3,318**	943
Loan to subsidiary companies	**(119,834)**	(100,522)
Repayment from an associated company	**60**	-
Dividends received from subsidiary companies	**128,152**	103,930
Dividends received from associated companies	**20,729**	19,372
Dividends received from investments	**286**	199
Interest received	**6,750**	17,229
Net cash used in investing activities	**(12,644)**	(18,141)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to shareholders of the Company	**(76,678)**	(102,266)
Share buy back	**(1,065)**	-
Net cash used in financing activities	**(77,743)**	(102,266)
Net decrease in cash and cash equivalents	**(89,344)**	(145,248)
Cash and cash equivalents at beginning of year	**140,872**	286,120
Cash and cash equivalents at end of year	**51,528**	140,872
Cash and cash equivalents consist of:		
Cash and bank balances	**2,951**	1,873
Deposits	**48,577**	138,999
	51,528	140,872

The notes set out on pages 47 to 75 form an integral part of, and should be read in conjunction with, these financial statements.

1. ACCOUNTING POLICIES

Summarised below are the more significant accounting policies of the Company and its subsidiaries. The accounting policies adopted are consistent with those adopted in previous years, except for the following:

(a) adoption of MASB Standard 19 - Events After Balance Sheet Date whereby the comparative figures have been restated to reflect the impact of the non-recognition of dividends proposed after the balance sheet date; and

(b) early adoption of MASB Standard 22 - Segment Reporting.

1.1 Basis of accounting

The financial statements of the Group and the Company are prepared in compliance with applicable approved accounting standards in Malaysia.

1.2 Basis of consolidation

Subsidiary companies are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiary companies are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired during the year are included in the Group financial statements from their respective effective dates of acquisitions.

The consolidated income statement and consolidated balance sheet include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year, except for a subsidiary company which is in members' voluntary liquidation. Inter-company transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from inter-company transactions are also eliminated unless cost cannot be recovered.

1.3 Goodwill

Goodwill arising on consolidation represents the difference between the acquisition cost of shares in the subsidiary companies and the fair value of attributable net assets acquired at the date of acquisition. Goodwill of the Group is stated at cost and is not amortised. Provision is made for any impairment.

Goodwill in the associated companies' own financial statements is capitalised and amortised on a straight line basis over its useful economic life, which is a maximum of twenty years. Provision is made for any impairment.

1.4 Associated companies

The Group treats as associated companies those actively trading companies in which the Group has significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the total recognised gains and losses of associated companies on an equity accounted basis from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Unrealised profits arising on transactions between the Group and its associated companies which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associated companies. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

Goodwill on acquisition is calculated based on the fair value of net assets acquired.

The Group's share of post-acquisition results and reserves of associated companies is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

1.5 Property, plant and equipment

(a) Depreciation and amortisation

Property, plant and equipment are stated at cost or valuation less accumulated amortisation and depreciation. Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives except for freehold land on which no depreciation is provided.

Net surpluses arising from revaluation are dealt with in the revaluation reserve. On disposal of revalued properties, amounts in revaluation reserve relating to these properties are transferred to revenue reserve.

The principal depreciation rates are as follows:

Leasehold property	-	Amortised by equal annual instalments over the remaining life of the lease ranging from 19 years to 927 years.
Palm oil mill machinery	-	10% per annum
Plant and machinery	-	5 to 33 1/3% per annum
Motor vehicles	-	20 to 33% per annum
Furniture, fittings and equipment	-	10 to 33 1/3% per annum
Buildings, factories and mills	-	2 to 10% per annum
Employees' quarters	-	10% per annum
Effluent ponds, roads and bridges	-	5 to 10% per annum

(b) New planting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under Plantation Development and is not amortised other than those short land leases held in Indonesia where the Plantation Development is amortised over the life of the lease.

(c) Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(d) Disposal of property, plant and equipment

Profits or losses arising from the disposal of property, plant and equipment, determined as the difference between the sales proceeds and the carrying amount of the asset, are taken up in the income statement.

1.6 Leases

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of its expected useful life and the term of the lease.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

1.7 Property development

Property development comprising freehold land and development costs are stated at cost plus attributable profit less foreseeable losses, net of progress billings.

1.8 Intangible assets

These assets relate to trade marks which are stated at cost and amortised over the expected useful life of the assets commencing from financial year 2000. The Directors consider a period of 20 years to be the expected economic life of the trade marks.

1.9 Inventories

Inventories of produce are valued at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.
Growing crops are valued at the cost of seed, fertiliser and sprays.
Livestock (sheep) is valued at net realisable value.
Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

In arriving at net realisable value, due allowance is made for obsolescence.

1.10 Treatment of replanting cess

Replanting cess refundable is included in the financial statements in respect of the total eligible crop produced during the year.

1.11 Investments

(a) Investment income

Dividend income from subsidiaries and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

(b) Disposal of investments

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

(c) Value of investments

Investments in subsidiaries and associated companies are stated at cost unless the market value is less than book value and in the opinion of the Directors where there is a diminution in their value which is other than temporary, an allowance is set aside for diminution in value.

Other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value.

(d) Investment property

For the freehold investment property at valuation of an overseas subsidiary company, no depreciation is provided. Such investment property is reviewed annually by the Directors and the aggregate surplus or deficit is transferred to revaluation reserve.

1.12 Taxation

Tax expense in the income statement represents taxation at current tax rates based on profit earned during the year. Deferred taxation is provided on the liability method for the timing differences between the accounting and taxation treatment of depreciation and capital allowances respectively on property, plant and equipment and for other timing differences except where no liability is expected to arise in the foreseeable future and there are no indications the timing differences will reverse thereafter. Deferred tax benefits arising from unutilised tax losses and capital allowances are only recognised where there is a reasonable expectation of realisation in the near future.

1.13 Currency conversion

Transactions in foreign currencies are translated to Ringgit Malaysia at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are translated to Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. Where forward exchange contracts have been arranged in respect of assets and liabilities, the contracted rates of exchange are used. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at rates of exchange ruling on the transaction dates.

All exchange differences are dealt with in the income statement except for long term assets which are dealt with in the "Exchange Fluctuation Reserve".

The assets and liabilities of foreign subsidiaries are translated into Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. The results of the foreign subsidiaries and associated companies are translated at the average rates of exchange for the year. Exchange differences arising from the translation of assets and liabilities at rates of exchange approximate to those at balance sheet date and results at average rates of exchange for the year, and the restatement of the opening net investments in foreign subsidiaries and associated companies at rates of exchange approximate to those at balance sheet date are shown in the "Exchange Fluctuation Reserve".

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

		2002	2001
Pound Sterling	1 to	**RM5.9361**	RM5.5970
United States Dollar	1 to	**RM3.8000**	RM3.8000
Australian Dollar	1 to	**RM2.0663**	RM1.8520
Hong Kong Dollar	1 to	**RM0.4874**	RM0.4873
Chinese Renminbi	1 to	**RM0.4590**	RM0.4590
Indonesian Rupiah	100 to	**RM0.0422**	RM0.0395
Philippines Peso	1 to	**RM0.0725**	RM0.0740
Singapore Dollar	1 to	**RM2.1381**	RM2.1520

1.14 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

1.15 Receivables

Known bad debts are written off and allowance is made for any amount considered doubtful of collection.

1.16 Repurchase of shares

When shares are repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised as cost and set off against equity.

When shares are repurchased and cancelled, the nominal value of the shares repurchased is cancelled by a debit to share capital and an equivalent amount is transferred to capital redemption reserve. The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted to share premium or any other suitable reserve.

1.17 Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

1.18 Retirement benefits

The Group and the Company provide for retirement benefits for eligible employees on an unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees who have completed their qualifying period of five years of service under the unions' collective agreements, based on their last drawn salaries, the length of service to-date and the rates set out in the said agreements. Should an employee leave after completing the qualifying period of service but before attaining the retirement age, the provision made for the employee is written back. No actuarial valuation has been conducted on the retirement benefits provision, as the amount is insignificant to the Group and the Company.

1.19 Revenue recognition

Revenue is recognised upon delivery of products and customer acceptance, if any, or upon completion of performance of services and net of discounts and returns.

Profit from property development is recognised using the percentage of completion method. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

In the case of the Group, revenue comprises sales to third parties only.

1.20 Research and development expenditure

All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

1.21 Finance cost

All interest and other cost incurred in connection with borrowings are expensed as incurred.

2. REVENUE

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Palm products	**924,021**	600,975	**214,536**	150,533
Rubber	**83,933**	64,575	**62,250**	52,767
Cocoa	**-**	152	**-**	1,622
Manufacturing	**856,515**	805,843	**-**	-
Retailing	**583,061**	545,073	**-**	-
Investment income (Note 6)	**15,381**	19,548	**113,227**	127,496
Others	**6,160**	5,448	**2,022**	-
	2,469,071	2,041,614	**392,035**	332,418

3. OPERATING PROFIT

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Revenue (Note 2)	**2,469,071**	2,041,614	**392,035**	332,418
Cost of sales	**(1,635,730)**	(1,374,343)	**(212,139)**	(165,435)
	833,341	667,271	**179,896**	166,983
Other operating income	**30,382**	7,728	**4,638**	1,863
Distribution costs	**(216,497)**	(197,086)	**(3,729)**	(3,793)
Administration expenses	**(276,348)**	(253,089)	**(20,872)**	(17,631)
Other operating expenses	**(68,679)**	(69,251)	**(37,995)**	(42,232)
Operating profit	**302,199**	155,573	**121,938**	105,190

		Group		Company	
		2002	2001	**2002**	2001
		RM '000	RM '000	**RM '000**	RM '000
(a)	Operating profit before taxation is arrived at after charging and (crediting) the following:				
	Directors' remuneration				
	- fees provided	**546**	691	**526**	671
	- other emoluments	**2,962**	2,256	**2,505**	1,800
	- benefits-in-kind	**13**	68	**13**	68
	Auditors' remuneration				
	- Company auditors				
	current year	**348**	337	**70**	70
	under-provision in prior year	**-**	2	**-**	-
	non-audit work	**66**	24	**28**	-
	- other auditors				
	current year	**993**	959	**-**	-
	under-provision in prior year	**3**	6	**-**	-
	Hire of plant and machinery	**1,141**	998	**-**	-
	Rent on buildings	**302**	454	**782**	494
	Operating lease rentals				
	- land and buildings	**82,082**	76,553	**-**	-
	- plant and machinery	**1,866**	2,610	**-**	-
	Amortisation of leasehold land (Note 10)	**12,480**	7,757	**388**	389
	Depreciation (Note 10)	**78,390**	77,991	**7,696**	7,905
	Replanting expenditure	**43,054**	57,816	**35,168**	39,503
	Property, plant and equipment written off	**418**	1,142	**186**	264
	Allowance for doubtful debts	**-**	1,496	**-**	-
	Bad debts written off	**-**	95	**-**	-
	Research and development expenditure	**1,937**	2,283	**1,937**	2,283
	Retirement benefits provision	**4,498**	1,912	**2,909**	1,483
	Write down of inventories	**4,283**	6,608	**-**	-
	Loss on termination of operations in France	**-**	274	**-**	-
	Amortisation of intangible assets	**1,091**	1,144	**-**	-
	Allowance for diminution in value of investments	**-**	3,226	**-**	-
	Cost of warehouse closure	**2,988**	-	**-**	-
	Realised gain in foreign exchange	**(300)**	(2,551)	**(101)**	-
	Gain on disposal of property, plant and equipment	**(5,836)**	(536)	**(101)**	(54)
	Rental income from land and buildings	**(427)**	(570)	**-**	(158)
	Surplus arising from government acquisition of land	**(3,791)**	(831)	**(3,020)**	(820)
	Deficit/(Surplus) on sales of investments	**3,503**	(521)	**-**	-
	Surplus on disposal of associated companies	**(59)**	-	**-**	-
	Write back of allowance for diminution in value of investments	**(4,635)**	-	**-**	-
(b)	Share of results of associated companies is arrived at after charging the following:				
	Amortisation of goodwill	**18,207**	15,352	**-**	-
	Sale and termination of businesses	**-**	57,834	**-**	-
	Cost of restructuring business	**-**	2,771	**-**	-
	Allowance for diminution in value of investments	**-**	1,540	**-**	-

4. FINANCE COST

	Group 2002 RM '000	Group 2001 RM '000
Term loan interest	**2,009**	1,159
Overdraft and other interest	**2,823**	2,776
	4,832	3,935

5. EMPLOYEE INFORMATION

	Group		Company	
	2002 RM '000	2001 RM '000	**2002 RM '000**	2001 RM '000
Staff cost	**366,840**	355,121	**70,057**	68,355

The total number of employees of the Group and of the Company (excluding Directors) at the end of the year was 22,293 (2001: 24,171) and 7,070 (2001: 6,721) respectively.

6. INVESTMENT INCOME

	Group		Company	
	2002 RM '000	2001 RM '000	**2002 RM '000**	2001 RM '000
Gross dividend income from:				
Shares quoted in Malaysia	**1,804**	2,313	-	-
Shares quoted outside Malaysia	**35**	502	-	-
Unquoted shares	**397**	276	**397**	276
Dividends from unquoted subsidiaries	-	-	**82,197**	80,235
Dividends from associated companies:				
Quoted outside Malaysia	-	-	**22,901**	29,104
Unquoted	-	-	**756**	1,370
Interest	**13,145**	16,457	**6,976**	16,511
	15,381	19,548	**113,227**	127,496

7. TAX EXPENSE

	Group		Company	
	2002 RM '000	2001 RM '000	**2002 RM '000**	2001 RM '000
Malaysian taxation	**38,996**	20,310	**36,000**	4,600
Overseas taxation	**890**	2,555	**2,340**	3,008
Transfer to/(from) deferred taxation (Note 25)	**931**	1,248	**(22,500)**	20,350
	40,817	24,113	**15,840**	27,958
Add: (Over)/Under provision in respect of previous years	**(522)**	31	-	-
	40,295	24,144	**15,840**	27,958
Add: Share of associated companies' taxation	**19,154**	5,693	-	-
	59,449	29,837	**15,840**	27,958

The Group's effective tax rate is lower than the statutory tax rate due principally to availability of unabsorbed tax losses and tax allowances brought forward to set off against the profit for the current financial year.

The Company's effective tax rate is lower than the statutory tax rate due principally to tax exempt income received.

Subject to agreement by the Inland Revenue Board:

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30 September, 2002, to frank the payment of net dividends of approximately RM321 million (2001: RM253 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM489 million (2001: RM428 million) tax exempt profit available to be distributed as tax exempt dividends.

8. EARNINGS PER SHARE

The earnings per share is calculated by dividing the net profit for the year of RM273,199,000 (2001: RM61,200,000) for the Group and RM106,098,000 (2001: RM77,232,000) for the Company by the weighted average number of shares of the Company in issue during the year.

	Group and Company	
	2002	2001
Number of issued shares at beginning of the year	**710,177,128**	710,177,128
Effect of shares repurchased in January 2002	**(150,000)**	-
Weighted average number of shares	**710,027,128**	710,177,128

9. DIVIDENDS

	Group and Company	
	2002	2001
	RM '000	RM '000
Dividend paid		
Interim 6 sen gross per share less 28% income tax (2001: 6 sen gross per share less 28% income tax)	**30,671**	30,680
Dividend proposed		
Final 9 sen gross per share less 28% income tax (2001: 9 sen gross per share less 28% income tax)	**46,007**	46,007
Special 5 sen gross per share less 28% income tax (2001: Nil)	**25,559**	-
	102,237	76,687

The proposed final and special dividends have not been accounted for in the financial statements which is in compliance with MASB Standard 19 - Events After Balance Sheet Date.

10. PROPERTY, PLANT AND EQUIPMENT

	Freehold Land RM'000	Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles, Equipment, etc RM'000	Total RM'000
GROUP							
Cost or valuation							
At beginning of the year	**237,673**	**241,471**	**1,016,631**	**321,258**	**702,201**	**167,791**	**2,687,025**
Reclassification	-	-	-	**(355)**	**(7,914)**	**8,269**	-
Additions	**46,213**	**31,214**	**37,734**	**15,841**	**125,349**	**19,290**	**275,641**
Disposals/Written off	**(1,867)**	**(5,477)**	**(620)**	**(2,795)**	**(12,747)**	**(4,846)**	**(28,352)**
Exchange adjustment	**1,680**	**(92)**	**10,582**	**3,434**	**4,411**	**520**	**20,535**
At end of the year	**283,699**	**267,116**	**1,064,327**	**337,383**	**811,300**	**191,024**	**2,954,849**
Accumulated depreciation							
At beginning of the year	-	**50,870**	**8,041**	**165,199**	**369,875**	**100,710**	**694,695**
Charge for the year	-	**12,480**	**5,087**	**12,907**	**47,652**	**15,091**	**93,217**
Disposals/Written off	-	**(5,237)**	**(375)**	**(1,498)**	**(9,838)**	**(4,633)**	**(21,581)**
Exchange adjustment	-	**(162)**	**831**	**957**	**(246)**	**3,554**	**4,934**
At end of the year	-	**57,951**	**13,584**	**177,565**	**407,443**	**114,722**	**771,265**
Net book value							
At 30 September, 2002	**283,699**	**209,165**	**1,050,743**	**159,818**	**403,857**	**76,302**	**2,183,584**
At 30 September, 2001	237,673	190,601	1,008,590	156,059	332,326	67,081	1,992,330
Depreciation charge for 2001	-	7,757	4,449	13,136	49,088	13,226	87,656
Property, plant and equipment are included at cost or valuation as follows:							
Cost	**201,418**	**156,015**	**814,813**	**337,102**	**811,300**	**191,019**	**2,511,667**
Valuation	**82,281**	**111,101**	**249,514**	**281**	-	**5**	**443,182**
	283,699	**267,116**	**1,064,327**	**337,383**	**811,300**	**191,024**	**2,954,849**

	2002 RM '000	2001 RM '000
The net book value of leasehold land comprises:		
Long term	**134,192**	134,619
Short term	**74,973**	55,932
	209,165	190,601

	2002 RM '000	2001 RM '000
Depreciation charge for the year is allocated as follows:		
Income Statement (Note 3)	**90,870**	85,748
Plantation Development	**2,347**	1,908
	93,217	87,656

	Freehold Land RM'000	Long Term Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles, Equipment, etc RM'000	Total RM'000
COMPANY							
Cost or valuation							
At beginning of the year	**148,374**	**35,878**	**436,201**	**67,936**	**76,222**	**43,513**	**808,124**
Additions	-	-	**44**	**532**	**2,253**	**2,670**	**5,499**
Transfers	-	-	-	-	**(63)**	**(52)**	**(115)**
Disposals/Written off	**(69)**	-	**(228)**	**(559)**	**(1,308)**	**(1,284)**	**(3,448)**
At end of the year	**148,305**	**35,878**	**436,017**	**67,909**	**77,104**	**44,847**	**810,060**
Accumulated depreciation							
At beginning of the year	-	**8,352**	-	**56,216**	**66,135**	**34,585**	**165,288**
Charge for the year	-	**388**	-	**2,026**	**2,049**	**3,621**	**8,084**
Transfers	-	-	-	-	**(62)**	**(52)**	**(114)**
Disposals/Written off	-	-	-	**(533)**	**(1,137)**	**(1,262)**	**(2,932)**
At end of the year	-	**8,740**	-	**57,709**	**66,985**	**36,892**	**170,326**
Net book value							
At 30 September, 2002	**148,305**	**27,138**	**436,017**	**10,200**	**10,119**	**7,955**	**639,734**
At 30 September, 2001	148,374	27,526	436,201	11,720	10,087	8,928	642,836
Depreciation charge for 2001	-	389	-	2,110	2,098	3,697	8,294
Property, plant and equipment are included at cost or valuation as follows:							
Cost	**75,552**	-	**237,960**	**67,909**	**77,104**	**44,847**	**503,372**
Valuation	**72,753**	**35,878**	**198,057**	-	-	-	**306,688**
	148,305	**35,878**	**436,017**	**67,909**	**77,104**	**44,847**	**810,060**

	Group		Company	
	2002 RM '000	2001 RM '000	**2002 RM '000**	2001 RM '000
Net book value of revalued assets, had these assets been carried at cost less accumulated depreciation:				
Freehold land	**23,908**	23,526	**20,135**	20,143
Long term leasehold land	**25,682**	25,913	**6,223**	6,313
Plantation development	**93,056**	93,070	**76,924**	76,939
	142,646	142,509	**103,282**	103,395

The net book value of the assets of a subsidiary company comprising vehicles and equipment held under finance leases amounted to RM487,000 (2001: RM2.1 million).

Freehold land, leasehold land and plantation development expenditure shown at Directors' valuation on 1 October, 1980 are based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November, 1979. The leasehold land and plantation development belonging to a subsidiary shown at Directors' valuation are based on an opinion of value, using the "continued use basis", by a firm of professional valuers on 14 July, 1980. The freehold land, leasehold land and plantation development belonging to certain subsidiaries shown at Directors' valuation are based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June, 1981. The leasehold land and plantation development belonging to certain subsidiaries acquired during the year ended 30 September, 1991 were revalued by the Directors in 1990 based on the comparison method. The freehold land belonging to an overseas subsidiary was revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September, 1989. The building, equipment and fittings of a subsidiary company have been valued by the Directors on 28 February, 1966. Subsequent additions are shown at cost while deletions are at valuation or cost as appropriate. The revaluations were not intended to effect a change in the accounting policy to one of revaluation of property, plant and equipment. As allowed by the transitional provisions of Malaysian Accounting Standard Board Approved Accounting Standard International Accounting Standard 16 – Property, Plant and Equipment, these assets have continued to be stated on the basis of their valuations.

Certain freehold land and building of the Group with net book value amounting to RM41,598,000 (2001: RM4,959,000) are charged to banks as security for borrowings (Note 21).

The details of the properties of the Group are shown on pages 84 to 91.

11. PROPERTY DEVELOPMENT

	Group	
	2002 RM '000	2001 RM '000
Freehold land at cost	**61,247**	61,356
Development expenditure	**13,507**	8,355
	74,754	69,711
Less: Progress billings	**3,231**	-
	71,523	69,711
Less: Current portion	**2,717**	-
	68,806	69,711

The portion of properties under development in respect of which significant development work has been undertaken and which is expected to be completed within the normal operating cycle of two to three years is considered as a current asset.

12. SUBSIDIARY COMPANIES

	Company	
	2002 RM '000	2001 RM '000
Unquoted shares at cost	**945,411**	899,631

Details of the subsidiary companies are shown in Note 30.

Amounts owing by/to subsidiary companies are unsecured with no fixed terms of repayment and non-interest bearing except for certain subsidiary companies, interests are charged at rates ranging from 3.5% to 10.0% (2001: 3.5% to 8.0%) per annum.

13. ASSOCIATED COMPANIES

	Group		Company	
	2002 RM '000	2001 RM '000	**2002 RM '000**	2001 RM '000
Shares at cost				
In overseas quoted corporations	**156,322**	156,322	**90,803**	90,803
In unquoted corporations	**39,833**	72,335	**3,872**	3,872
	196,155	228,657	**94,675**	94,675
Post-acquisition reserves	**271,533**	281,736	-	-
	467,688	510,393	**94,675**	94,675
Market value of shares				
In overseas quoted corporations	**464,325**	300,471	**429,801**	277,016

	Group	
	2002	2001
	RM '000	RM '000
Interest in Associated Companies represented by:		
Share of net assets other than goodwill	**142,801**	244,213
Share of goodwill in associated company's own consolidated financial statements	**322,399**	266,180
Goodwill on acquisition	**2,488**	-
	467,688	510,393

Details of the associated companies are shown in Note 30.

Amount owing by an associated company was unsecured with no fixed terms of repayment and non-interest bearing.

14. OTHER INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Shares at cost				
In Malaysia quoted corporations	**64,786**	62,322	-	-
In overseas quoted corporations	**6,662**	26,554	-	-
In unquoted corporations	**12,874**	13,587	**7,079**	7,079
	84,322	102,463	**7,079**	7,079
Allowance for diminution in value	**(18,198)**	(22,521)	**(6,427)**	(6,427)
	66,124	79,942	**652**	652
Freehold investment property at valuation				
At beginning of the year	**3,498**	3,471	-	-
Exchange adjustment	**212**	27	-	-
At end of the year	**3,710**	3,498	-	-
	69,834	83,440	**652**	652
Market value of shares				
In quoted corporations	**65,830**	58,640	-	-

Freehold investment property is shown at Directors' valuation on 30 September, 1992 based on open market value, as expressed by a firm of professional valuers.

The net book value of the revalued freehold investment property, had this property been carried at cost, is RM6,809,000 (2001: RM6,420,000).

15. INTANGIBLE ASSETS

	Group	
	2002	2001
	RM '000	RM '000
Cost		
At beginning of the year	**21,106**	20,811
Disposal	**(309)**	-
Exchange adjustment	**1,351**	295
At end of the year	**22,148**	21,106

	Group 2002 RM '000	Group 2001 RM '000
Accumulated amortisation		
At beginning of the year	**2,334**	883
Current amortisation	**1,091**	1,144
Disposal	**(309)**	-
Exchange adjustment	**250**	307
At end of the year	**3,366**	2,334
Net book value	**18,782**	18,772

16. INVENTORIES

	Group 2002 RM '000	Group 2001 RM '000	Company 2002 RM '000	Company 2001 RM '000
These comprise the following:				
Inventories of produce	**277,454**	223,242	**15,966**	12,356
Growing crops	**992**	898	-	-
Livestock	**1,377**	719	-	-
Stores and materials	**145,381**	141,639	**5,150**	4,985
	425,204	366,498	**21,116**	17,341

Inventories of produce of the Group and of the Company amounting to RM23,518,000 (2001: RM18,683,000) and Nil (2001: RM4,937,000) respectively and livestock of the Group amounting to RM1,377,000 (2001: RM719,000) are stated at net realisable value.

17. TRADE RECEIVABLES

	Group 2002 RM '000	Group 2001 RM '000	Company 2002 RM '000	Company 2001 RM '000
Trade receivables	**207,812**	149,218	**13,365**	3,886
Allowance for doubtful debts	**(111)**	(111)	-	-
	207,701	149,107	**13,365**	3,886

18. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group 2002 RM '000	Group 2001 RM '000	Company 2002 RM '000	Company 2001 RM '000
Other debtors	**88,191**	68,359	**31,645**	28,575
Allowance for doubtful debts	**(1,651)**	(1,651)	-	-
	86,540	66,708	**31,645**	28,575
Loan to directors	**91**	106	-	-
Prepayments	**19,586**	16,542	**740**	759
Refundable deposits	**483**	607	**25**	29
Tax recoverable	**24,774**	20,402	**12,355**	32,320
	131,474	104,365	**44,765**	61,683

Loans of RM91,000 (2001: RM106,000), which bear interest rate of 4% (2001: 4%) per annum, granted to full-time directors of subsidiary companies are in accordance with the terms and conditions set out in the approved Housing Loan Scheme for all eligible employees of those subsidiary companies.

19. CASH AND CASH EQUIVALENTS

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Deposits are placed with:				
Licensed banks	**283,522**	281,118	**34,786**	92,801
Licensed finance companies	**80,714**	95,555	**13,791**	46,198
	364,236	376,673	**48,577**	138,999
Cash and bank balances	**45,450**	50,086	**2,951**	1,873
	409,686	426,759	**51,528**	140,872

20. OTHER PAYABLES

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Other creditors	**92,596**	53,535	**23,746**	22,729
Accruals	**60,482**	60,396	**8,549**	6,575
	153,078	113,931	**32,295**	29,304

21. BORROWINGS

	Group	
	2002	2001
	RM '000	RM '000
Current		
Secured		
Bank overdrafts	**23,198**	16,439
Term loans	**75,299**	86,323
	98,497	102,762
Unsecured		
Bank overdrafts	**2,952**	3,182
Term loans	**4,590**	6,793
	7,542	9,975
	106,039	112,737
Non-Current		
Term loans (secured)	**17,660**	1,254

The term loans and bank overdrafts are secured on fixed and floating charges on the property, plant and equipment of certain overseas subsidiary companies with net book value amounting to RM41,598,000 (2001: RM4,959,000) and corporate guarantees of RM153.2 million (2001: RM150.9 million) issued by the Company. The bank overdraft facilities are renewable annually.

The interest rates applicable to term loans and bank overdrafts for the year ranged from 2.00% to 8.35% (2001: 3.20% to 9.00%) per annum.

	Group	
	2002	2001
	RM '000	RM '000
Analysis of term loans repayment		
Within one year	**79,889**	93,116
From one to two years	**855**	112
From two to five years	**9,872**	1,142
More than five years	**6,933**	-
	97,549	94,370

22. FINANCE LEASES - GROUP

The maturity of obligations under finance leases is as follows:

		2002			2001	
	Payments	**Interest**	**Principal**	Payments	Interest	Principal
	RM '000	**RM '000**	**RM '000**	RM '000	RM '000	RM '000
Within one year	**208**	**18**	**190**	137	20	117
In the second to fifth year	**493**	**24**	**469**	223	16	207
	701	**42**	**659**	360	36	324

23. SHARE CAPITAL

	Group and Company	
	2002	2001
	RM '000	RM '000
Shares of RM1 each:		
Authorised	**1,000,000**	1,000,000
Issued and fully paid	**712,516**	712,516

The shareholders of the Company granted the authority to the Directors to repurchase its own shares at the Annual General Meeting ("AGM") held on 21 February, 2001 and the mandate was subsequently renewed at the AGM held on 30 January, 2002. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

During the year, the Company repurchased a total of 200,000 of its issued shares from the open market for a total cost of RM1,065,000. The average cost paid for the shares repurchased was RM5.32 per share. The repurchase transactions were financed by internally generated funds. The repurchased shares are held as treasury shares and carried at cost in accordance with the requirement of Section 67A of the Companies Act, 1965.

Of the total 712,516,128 issued and fully paid shares, 2,539,000 (2001: 2,339,000) are held as treasury shares by the Company. As at 30 September, 2002, the number of outstanding shares in issue and fully paid is 709,977,128 (2001: 710,177,128).

24. RESERVES

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Non-distributable				
Capital reserve	**74,362**	74,362	-	-
Revaluation reserve	**53,345**	53,345	**38,336**	38,336
Exchange fluctuation reserve	**43,604**	860	**87,886**	87,013
Capital redemption reserve	**10,385**	6,685	**285**	285
Revenue reserve - cost of treasury shares	**13,447**	12,382	**13,447**	12,382
	195,143	147,634	**139,954**	138,016
Distributable				
Capital reserve	**1,081,557**	1,076,120	**1,355,492**	1,352,472
General reserve	**14,337**	14,337	**14,337**	14,337
Revenue reserve	**1,501,882**	1,337,799	**757,499**	732,164
	2,597,776	2,428,256	**2,127,328**	2,098,973
	2,792,919	2,575,890	**2,267,282**	2,236,989

Included under the non-distributable reserves is an amount of RM13,447,000 (2001: RM12,382,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associated companies' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

General reserve arose from redemption of debenture issued in 1975 and fully redeemed in 1980.

25. DEFERRED TAXATION

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Balance at beginning of the year	**15,465**	14,250	**22,500**	2,150
Transfer from/(to) Income Statement (Note 7)	**931**	1,248	**(22,500)**	20,350
	16,396	15,498	**-**	22,500
Exchange difference	**187**	(33)	**-**	-
Balance at end of the year	**16,583**	15,465	**-**	22,500

Deferred taxation has been provided for in full for all timing differences other than the deferred taxation effects on revalued assets as there is no intention to dispose of these assets in the foreseeable future.

The timing differences on which deferred taxation has been provided for are in respect of the excess of taxation capital allowances over depreciation on property, plant and equipment and provision for retirement benefits which is taxed based on receipt basis.

Subject to agreement by the Inland Revenue Board, the Group has potential deferred tax benefits not taken up in the financial statements under the liability method in respect of the following items:

	Group	
	2002 RM '000	2001 RM '000
Unutilised tax losses	**(198,494)**	(201,012)
Unabsorbed capital and agriculture allowance	**(33,263)**	(62,824)
Other timing differences	**(14,464)**	(15,016)

26. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiary companies. Significant inter-company transactions of the Company are as follows:

	Company	
	2002 RM '000	2001 RM '000
Purchases from subsidiary companies		
Colville Holdings Sdn. Bhd.	**1,250**	684
Gunong Pertanian Sdn. Bhd.	**3,136**	2,445
KL-Kepong Country Homes Sdn. Bhd.	**3,881**	3,027
Uni-Agro Multi Plantations Sdn. Bhd.	**6,034**	3,754
Sales to subsidiary companies		
KL-Kepong Edible Oils Sdn. Bhd.	**99,085**	88,057
Palm-Oleo Sdn. Bhd.	**25,395**	26,048
The Kuala Pertang Syndicate Limited	**5,529**	3,810
Kulumpang Development Corporation Sdn. Berhad	**8,242**	5,072
KL-Kepong Rubber Products Sdn. Bhd. (formerly known as Masif Healthcare Products Sdn. Bhd.)	**76**	3,541
KL-Kepong Cocoa Products Sdn. Bhd.	**2,014**	1,619
Interest received		
Sabah Cocoa Sdn. Bhd.	-	4,708
Bornion Estate Sdn. Bhd.	**2,021**	2,155
KLK Farms Pty Limited	**496**	977
Management fees paid		
Taiko Plantations Sdn. Berhad	**3,428**	3,952

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group		Company	
	2002 RM '000	2001 RM '000	**2002 RM '000**	2001 RM '000
(i) Transactions with associated companies				
Sales of goods				
- Esterol Sdn. Bhd.	**2,348**	2,216	-	-
Purchase of goods				
- Applied Agricultural Research Sdn. Bhd.	**687**	321	**687**	321

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Service charges paid				
- Applied Agricultural Research Sdn. Bhd.	**1,475**	1,539	**542**	535
(ii) Transactions with companies in which certain Directors have interests				
Sales of goods				
- Taiko Marketing Sdn. Bhd.	**16,968**	16,811	**-**	-
Purchase of goods				
- Bukit Katho Estate Sdn. Bhd.	**1,665**	-	**1,565**	-
- Kampar Rubber & Tin Company Sdn. Bhd.	**4,508**	2,705	**4,450**	2,662
- Malay Rubber Plantations (Malaysia) Sdn. Bhd.	**2,949**	1,769	**2,639**	1,508
- Malay-Sino Chemical Industries Sdn. Bhd.	**5,994**	7,335	**-**	-
- Taiko Clay Marketing Sdn. Bhd.	**1,255**	2,737	**-**	110
- Taiko Marketing Sdn. Bhd.	**2,008**	444	**1,378**	67
- Wan Hin Plantations Sdn. Bhd.	**970**	592	**-**	-
Service charges paid				
- Farming Management Services Pty Limited	**165**	143	**-**	-
- Taiko Management Sdn. Bhd.	**-**	660	**-**	-
Flight and transport charges paid				
- Smooth Route Sdn. Bhd.	**618**	304	**618**	304
Manufacturing charges paid				
- Malay Rubber Plantations (Malaysia) Sdn. Bhd.	**639**	631	**460**	373
Rental paid				
- Zarib Komplex Sdn. Bhd.	**249**	930	**-**	-

	Company 2002 RM '000	Company 2001 RM '000
(c) Significant non-trade related party balances		
Outstanding significant non-trade related party balances at 30 September, 2002 are as follows:		
Amount owing by subsidiary companies		
Bornion Estate Sdn. Bhd.	**24,689**	30,322
Fajar Palmkel Sdn. Berhad	**17,171**	4,796
Golden Peak Development Sdn. Bhd.	**1,182**	1,330
Golden Sphere Sdn. Bhd.	**6,752**	-
Gunong Pertanian Sdn. Bhd.	**9,927**	-
Kalumpang Estates Sdn. Bhd.	**903**	973
KL-Kepong Edible Oils Sdn. Bhd.	**22,986**	32,635
KL-Kepong (Sabah) Sdn. Bhd.	**86,542**	31,164
KLK Farms Pty Limited	**4,133**	3,704
KLK (Mauritius) International Ltd.	**5,686**	-
KLK Overseas Investments Ltd.	**285,236**	270,023
KL-Kepong Cocoa Products Sdn. Bhd.	**15,178**	12,848
KL-Kepong Industrial Holdings Sdn. Bhd.	**247,615**	281,902
KL-Kepong International Ltd.	**8,070**	8,032
KL-Kepong Property Holdings Sdn. Bhd.	**342,219**	312,778
KLKI Holdings Ltd.	**7,846**	7,493
Kulumpang Development Corporation Sdn. Berhad	**54,544**	69,552
Ladang Sumundu (Sabah) Sdn. Bhd.	**11,249**	12,216
Leluasa Untung Sdn. Bhd.	**8,623**	3,510
Parit Perak Plantations Sdn. Bhd.	**1,997**	1,390
Richinstock Sawmill Sdn. Bhd.	**8,954**	-
Sabah Cocoa Sdn. Bhd.	**46,354**	64,707
Susuki Sdn. Bhd.	**18,835**	18,834
Sy Kho Trading Plantations Sdn. Bhd.	**5,469**	6,915
Taiko Plantations Sdn. Berhad	**6,187**	6,855
The Shanghai Kelantan Rubber Estates (1925) Limited	**38,149**	33,426
Standard Soap Company Limited	**3,099**	2,731
Uni-Agro Multi Plantations Sdn. Bhd.	**-**	1,061
Voray Holdings Limited	**14,498**	14,981
Amount owing to subsidiary companies		
Gocoa Sdn. Bhd.	**1,904**	1,214
Golden Sphere Sdn. Bhd.	**-**	11,685
Golden Yield Sdn. Bhd.	**1,210**	750
Gunong Pertanian Sdn. Bhd.	**-**	6,971
KL-K Holiday Bungalows Sdn. Bhd.	**1,203**	1,309
KL-Kepong Plantation Holdings Sdn. Bhd.	**5,762**	802
Ladang Finari Sdn. Bhd.	**1,402**	-
Masawit Plantation Sdn. Bhd.	**1,042**	1,150
Pinji Horticulture Sdn. Bhd.	**1,787**	2,152
Richinstock Sawmill Sdn. Bhd.	**-**	4,818
Segar Usaha Sdn. Bhd.	**33,116**	23,024
Selit Plantations (Sabah) Sdn. Bhd.	**1,529**	561
Sri Kunak Plantation Sdn. Bhd.	**12,424**	7,530
Syarikat Swee Keong (Sabah) Sdn. Bhd.	**3,162**	1,746
The Kuala Pertang Syndicate Limited	**39,840**	34,340

27. COMMITMENTS

	Group		Company	
	2002	2001	**2002**	2001
	RM '000	RM '000	**RM '000**	RM '000
Capital				
Property, plant and equipment				
Contracts placed but not completed at 30 September	**9,333**	52,164	**-**	-
Capital expenditure approved by the Board but not contracted for at 30 September	**25,183**	37,302	**733**	228
	34,516	89,466	**733**	228

28. LEASE COMMITMENTS

	Group	
	2002	2001
	RM '000	RM '000
Commitments under non-cancellable operating leases:		
Expiring within one year	**9,163**	8,155
Expiring between two to five years	**19,824**	25,496
Expiring after five years	**37,083**	30,556
	66,070	64,207

The majority of the overseas subsidiaries' leases of land and buildings are subject to rent review periods ranging between one and five years.

29. CONTINGENT LIABILITY - UNSECURED

The Company has an unsecured contingent liability of RM153.2 million (2001: RM150.9 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiary companies at 30 September, 2002.

30. SUBSIDIARIES AND ASSOCIATES

(a) The names of subsidiary and associated companies are detailed below:

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2002	2001	Principal activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Limited #	England	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Limited #	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Limited †	*Hong Kong*	*Malaysia*	**100**	100	*Plantation*
Uni-Agro Multi Plantations Sdn. Bhd.	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Refining of palm products
KL-Kepong Plantation Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Taiko Plantations Sdn. Berhad †	Malaysia	Malaysia	**100**	100	Management of plantations
KDC COMPLEX					
Gocoa Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Sunshine Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn. Berhad	Malaysia	Malaysia	**100**	100	Kernel crushing
KL-Kepong (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Milling and refining of palm products
Pinji Horticulture Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
GSSB COMPLEX					
Axe Why Zed Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn. Bhd. †	Malaysia	Malaysia	**63**	63	Plantation
Golden Sphere Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn. Bhd. †	Malaysia	Malaysia	**100**	70	Plantation
Segar Usaha Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2002	2001	Principal activities
PLANTATIONS					
GSSB COMPLEX					
Susuki Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Investment holding
Sabah Holdings Corporation Sdn. Bhd. †	Malaysia	Malaysia	**70**	70	Investment holding
Leluasa Untung Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Dormant
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. KLK Agriservindo †	Indonesia *	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia *	Indonesia	**95**	95	Dormant
REPUBLIC OF MAURITIUS					
Verdant Plantations Limited †	Republic of Mauritius	Republic of Mauritius	**100**	-	Investment holding
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn. Bhd.	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn. Bhd.	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn. Bhd.	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
Jasachem Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Industrial Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
COCOA PRODUCTS					
KL-Kepong Cocoa Products Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Manufacturing of cocoa products
GLOVE PRODUCTS					
KL-Kepong Rubber Products Sdn. Bhd. † (formerly known as Masif Healthcare Products Sdn. Bhd.)	Malaysia	Malaysia	**100**	100	Manufacturing of latex examination gloves
Masif Latex Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
SOAP					
KLK Overseas Investments Limited ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Standard Soap Company Limited #	England	England	**100**	100	Manufacturing of toiletries
Beauty Basics Limited #	England	England	**100**	100	Dormant
De Muth Limited #	England	England	**100**	100	Dormant
KLK Cosmetics Limited #	England	England	**100**	100	Dormant

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2002	2001	Principal activities
MANUFACTURING					
SOAP					
Personality Beauty Products Limited #	England	England	**100**	100	Dormant
Premier Soap Company Limited #	England	England	**100**	100	Dormant
Zenithpeak Limited #	England	England	**100**	100	Dormant
OIL REFINING & BULKING					
Hubei Zhong Chang Vegetable Oil Company Limited †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co. Ltd. †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
Voray Holdings Limited †	Hong Kong	Malaysia	**55**	55	Investment holding
RETAILING					
Crabtree & Evelyn Holdings Limited †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Limited †	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn Shop Limited †	England	England	**100**	100	Manufacturing of jams
Crabtree & Evelyn Trading Limited †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Limited †	England	England	**100**	100	Investment holding
Quillspur Limited †	England	England	**100**	100	Investment holding
Windham Toiletries Limited †	England	England	**100**	100	Inactive
Crabtree & Evelyn London Limited †	England	England	**100**	100	Dormant
Scarborough and Company Limited †	England	England	**100**	100	Dormant
Crabtree & Evelyn Austria GmBH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmBH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Europe B.V. †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn Industrie S.A. †	France	France	**100**	100	Inactive
Crabtree & Evelyn London S.A. †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd. †	United States of America	United States of America	**100**	100	Retailing and distribution of toiletries
Windham Manufacturing Limited †	United States of America	United States of America	**100**	100	Manufacturing of toiletries
C&E Canada, Inc. †	Canada	Canada	**100**	100	Retailing and distribution of toiletries
Ecemex S.A. DE C.V. †	Mexico	Mexico	**61**	61	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty. Limited †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Limited †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Limited †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Crabtree & Evelyn Philippines, Inc. †	Philippines	Philippines	**70**	70	Retailing and distribution of toiletries

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2002	Group's percentage interest 2001	Principal activities
RETAILING					
Crabtree & Evelyn (Singapore) Pte. Ltd. †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Acc-Enhance Sdn. Bhd.	Malaysia	Malaysia	**100**	100	General trading
Crabtree & Evelyn (Malaysia) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Austerfield Corporation Sdn. Bhd.	Malaysia	Malaysia	**100**	-	Investment holding
Betatechnic Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
Colville Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn. Berhad	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn. Bhd.	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd. ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Limited #	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Limited #	England	Malaysia	**100**	100	Investment holding
OTHERS					
Kepong Plantations Berhad †	Malaysia	Malaysia	**100**	100	In members' voluntary liquidation
KLK Farms Pty. Limited #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Limited †	Malaysia	Malaysia	**100**	100	Offshore captive insurance
KLK (Mauritius) International Ltd #	Mauritius	Mauritius	**100**	100	Dormant
Rubber Fibreboards Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Dormant

† Companies not audited by KPMG # Companies audited by overseas firms of KPMG †† Companies reviewed by KPMG

* These subsidiaries operate in Indonesia, a country which has sought assistance from the International Monetary Fund. Owing to the locality of the operations, these companies are not affected by the current economic conditions in Indonesia. It is the Group's policy to provide financial support to ensure that the plantation development is carried out as planned.

Associated companies	Country of incorporation	Group's percentage interest 2002	2001	Principal activities
Applied Agricultural Research Sdn. Bhd.	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co. Ltd	People's Republic of China	**13.8**	13.8	Edible oil refining
Clarity Crest Sdn. Bhd.	Malaysia	-	30.0	Property investment
Esterol Sdn. Bhd.	Malaysia	**50.0**	50.0	Manufacturing of food esters
Key Century Sdn. Bhd.	Malaysia	-	30.0	Investment holding
Kumpulan Sierramas (M) Sdn. Bhd.	Malaysia	**33.0**	33.0	Property development
Lembah Beringin Sdn. Bhd.	Malaysia	-	30.0	Property development
Malaysia Pakistan Venture Sdn. Bhd.	Malaysia	**25.0**	25.0	Investment holding
Pearl River Tyre (Holdings) Limited	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
P.T. Sekarbumi Alamlestari	Indonesia	**48.0**	-	Plantation
Tawau Bulking Installation Sdn. Bhd.	Malaysia	**49.0**	49.0	Bulking installation
Yule Catto & Co. plc	England	**21.7**	21.7	Manufacturing and distribution of speciality and fine chemicals

(b) Acquisition of subsidiary company

The Group acquired all the shares in Verdant Plantations Limited in September, 2002. The acquisition was accounted for using the acquisition method of accounting. In the post acquisition period to 30 September, 2002, this subsidiary company contributed a net loss of RM30,000 to the consolidated net profit for the year.

The effect of the acquisition on the financial position as at 30 September, 2002 is:

	Group 2002 RM '000
Associated company	**11,998**
Current assets	**6**
Current liabilities	**(30)**
Group's share of net assets	**11,974**
Less: Net assets at date of acquisition	**(12,004)**
Decrease in Group's net assets	**(30)**

31. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business segment. Inter-segment pricing is determined based on current market prices. The main business segments of the Group comprise the following:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacture of oleochemicals, soap noodles, industrial amide, cocoa products, rubber gloves and parquet flooring products
Retailing	Retailing and distribution of toiletries
Investment holding	Deposits, investment in quoted and unquoted corporations and freehold investment property
Others	Cereal and sheep farming, management services and money lending

The accounting policies of the segments are consistent with the accounting policies of the Group.

(a) Business segment

2002	Plantation RM '000	Manufacturing RM '000	Retailing RM '000	Property development RM '000	Investment holding RM '000	Others RM '000	Elimination RM '000	Consolidated RM '000
Revenue								
Sale to external customers	1,007,954	856,515	583,061	-	15,381	6,160	-	2,469,071
Inter-segment sales	27,309	11,525	-	-	1,215	7,233	(47,282)	-
Total revenue	1,035,263	868,040	583,061	-	16,596	13,393	(47,282)	2,469,071
Results								
Segment result	206,223	71,401	15,806	-	16,087	(2,092)	-	307,425
Unallocated corporate expenses								(5,226)
Operating profit								302,199
Finance cost	-	(981)	(3,469)	-	-	(382)	-	(4,832)
Share of results of associated companies	1,908	51,695	-	(3,851)	-	-	-	49,752
Profit before taxation								347,119
Tax expense								(59,449)
Profit after taxation								287,670
Assets								
Segment assets	1,885,844	655,804	425,413	120,701	423,097	31,014	-	3,541,873
Associated companies	17,094	431,726	-	18,868	-	-	-	467,688
Unallocated assets								24,774
Total assets								4,034,335
Liabilities								
Segment liabilities	100,734	96,458	192,467	1,713	128	5,205	-	396,705
Unallocated liabilities								28,809
Total liabilities								425,514
Other information								
Capital expenditure	83,752	78,748	60,055	46,245	881	5,960	-	275,641
Depreciation	38,498	28,553	10,709	129	25	476	-	78,390
Amortisation of leasehold land	1,838	278	10,250	-	42	72	-	12,480
Non-cash expenses								
Property, plant and equipment written off	234	184	-	-	-	-	-	418
Retirement benefits provision	4,369	-	-	-	-	129	-	4,498
Deficit on sales of investments	-	-	-	-	3,503	-	-	3,503
Write down of inventories	65	4,218	-	-	-	-	-	4,283
Amortisation of intangible assets	-	-	1,091	-	-	-	-	1,091

	Plantation RM '000	Manufacturing RM '000	Retailing RM '000	Property development RM '000	Investment holding RM '000	Others RM '000	Elimination RM '000	Consolidated RM '000
2001								
Revenue								
Sale to external customers	665,702	805,843	545,073	-	19,548	5,448	-	2,041,614
Inter-segment sales	36,642	11,246	-	-	581	5,371	(53,840)	-
Total revenue	702,344	817,089	545,073	-	20,129	10,819	(53,840)	2,041,614
Results								
Segment result	42,442	94,590	11,366	-	16,577	(1,245)	-	163,730
Unallocated corporate expenses								(8,157)
Operating profit								155,573
Finance cost	-	(1,079)	(2,594)	-	-	(262)	-	(3,935)
Share of results of associated companies	1,963	(39,425)	-	(7,617)	-	-	-	(45,079)
Profit before taxation								106,559
Tax expense								(29,837)
Profit after taxation								76,722
Assets								
Segment assets	1,707,361	562,595	374,502	72,070	467,860	22,879	-	3,207,267
Associated companies	4,507	439,531	-	66,415	-	-	-	510,453
Unallocated assets								20,402
Total assets								3,738,122
Liabilities								
Segment liabilities	78,183	74,060	170,250	1,003	116	3,580	-	327,192
Unallocated liabilities								25,394
Total liabilities								352,586
Other information								
Capital expenditure	77,042	35,657	35,373	251	5,026	137	-	153,486
Depreciation	37,080	29,652	10,660	109	-	490	-	77,991
Amortisation of leasehold land	2,070	276	5,325	-	36	50	-	7,757
Non-cash expenses								
Property, plant and equipment written off	1,047	1	-	94	-	-	-	1,142
Retirement benefits provision	1,668	-	-	-	-	244	-	1,912
Allowance for doubtful debts	111	1,385	-	-	-	-	-	1,496
Write down of inventories	77	6,531	-	-	-	-	-	6,608
Amortisation of intangible assets	-	-	1,144	-	-	-	-	1,144
Allowance for diminution in value of investments	-	-	-	-	3,226	-	-	3,226

(b) Revenue by geographical location of customers

	2002 RM '000	2001 RM '000
Malaysia	**486,795**	269,119
Far East	**414,170**	378,772
Middle East	**31,952**	25,430
South East Asia	**332,827**	235,791
Southern Asia	**132,748**	130,841
Europe	**432,853**	429,342
North America	**482,602**	461,442
South America	**9,714**	2,851
Australia	**98,559**	74,987
Africa	**25,040**	17,467
Others	**21,811**	15,572
	2,469,071	2,041,614

(c) Segment assets and additions to capital expenditure by geographical location of assets

	Segment assets		Additions to capital expenditure	
	2002 RM '000	2001 RM '000	2002 RM '000	2001 RM '000
Malaysia	**2,627,702**	2,456,426	**146,448**	69,174
Australia	**36,409**	27,338	**1,427**	1,092
People's Republic of China	**159,383**	147,154	**6,667**	1,049
Europe	**590,915**	643,260	**20,655**	28,297
America	**209,200**	183,212	**31,669**	10,567
Indonesia	**342,310**	276,157	**65,756**	41,253
Others	**68,416**	4,575	**3,019**	2,054
	4,034,335	3,738,122	**275,641**	153,486

32. COMPARATIVE FIGURES

(a) The following comparative figures have been restated to present the nature of those amounts more appropriately in the financial statements:

	Group		Company	
	As restated RM '000	As previously stated RM '000	As restated RM '000	As previously stated RM '000
Income Statements				
Operating profit	**155,573**	158,591	**105,190**	104,370
Exceptional items	-	(80,515)	-	820
Share of results of associated companies	**(45,079)**	32,418	-	-
Note 3 on the Financial Statements				
Other operating income	**7,728**	6,376	**1,863**	1,043
Other operating expenses	**(69,251)**	(64,881)	**(42,232)**	(42,232)

	Group		Company	
	As restated RM '000	As previously stated RM '000	**As restated RM '000**	As previously stated RM '000
Note 3(a) on the Financial Statements				
Hire of plant and machinery	**998**	3,608	-	-
Rent of buildings	**454**	77,007	**494**	494
Operating lease rentals				
- land and buildings	**76,553**	-	-	-
- plant and machinery	**2,610**	-	-	-
Cash Flow Statements				
Amortisation of intangible assets	**1,144**	-	-	-
Surplus arising from government acquisition of land	**(831)**	-	**(820)**	-
Allowance for diminution in value of investments	**3,226**	-	-	-
Surplus on sales of investments	**(521)**	-	-	-
Share of associated companies' results	**45,079**	(32,418)	-	-
Exceptional items	-	80,515	-	(820)

(b) The following comparative figures have been restated to reflect the treatment of proposed dividends in accordance with MASB Standard 19 on Events After Balance Sheet Date:

	Group		Company	
	As restated RM '000	As previously stated RM '000	**As restated RM '000**	As previously stated RM '000
Balance Sheets				
Proposed dividends	-	46,020	-	46,020
Reserves	**2,575,890**	2,529,870	**2,236,989**	2,190,969
Note 24 on the Financial Statements				
Revenue reserve	**1,337,799**	1,291,779	**732,164**	686,144

(c) The following comparative figure has been restated to reflect the effect arising from the share buy back in January 2002:

	Group and Company	
	As restated RM '000	As previously stated RM '000
Note 9 on the Financial Statements		
Dividend proposed		
Final 9 sen gross per share less 28% income tax	**46,007**	46,020

33. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 13 December, 2002.

DIRECTORS' STATEMENT

In the opinion of the Directors, the financial statements set out on pages 40 to 75 are drawn up in accordance with the applicable approved accounting standards in Malaysia so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30 September, 2002 and of the results of the business of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

YEOH CHIN HIN
(Director)

ONG BENG KEE
(Executive Director)

Ipoh, Perak Darul Ridzuan,
Malaysia.

13 December, 2002.

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 40 to 75 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
13th day of December, 2002.) **FAN CHEE KUM**

Before me:

S. JAGJIT SINGH
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

REPORT OF THE AUDITORS

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 40 to 75. The preparation of the financial statements is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the state of affairs of the Group and of the Company at 30 September, 2002 and the results of their operations and cash flows for the year ended on that date; and

(ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act,1965 to be kept by the Company and its subsidiaries, of which we have acted as auditors, have been properly kept in accordance with the provisions of the said Act.

The subsidiaries in respect of which we have not acted as auditors are identified in Note 30 on the financial statements and we have considered their financial statements and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under sub-section (3) of Section 174 of the Act.

KPMG
FIRM NUMBER: AF-0758
Chartered Accountants

PETER HO KOK WAI
PARTNER
APPROVAL NUMBER : 1745/12/03 (J)

Ipoh.
13 December, 2002.

AREA STATEMENT

at 30 September

	2002 Hectares	2002 % Under Crop	2002 % Of Total Planted Area	2001 Hectares	2001 % Under Crop	2001 % Of Total Planted Area
OIL PALM						
Mature	**83,006**	**73**	**62**	78,479	70	58
Immature	**29,943**	**27**	**22**	34,286	30	25
Total	**112,949**	**100**	**84**	112,765	100	83
RUBBER						
Mature	**16,758**	**76**	**12**	16,827	76	12
Immature	**5,243**	**24**	**4**	5,329	24	4
Total	**22,001**	**100**	**16**	22,156	100	16
COCOA						
Mature	-	-	-	470	100	1
TOTAL PLANTED	**134,950**		**100**	135,391		100
Plantable Reserves	**4,616**			4,616		
Building Sites, etc.	**6,864**			5,911		
GRAND TOTAL	**146,430**			145,918		

FIVE YEAR PLANTATION STATISTICS

			2002	2001	2000	1999	1998
OIL PALM							
FFB Production	- own estates	(tonnes)	**1,766,762**	1,604,385	1,392,674	1,271,165	1,128,694
	- sold	(tonnes)	**90,474**	62,719	45,051	64,055	67,988
	- purchased	(tonnes)	**764,984**	586,291	511,406	577,732	551,042
	- total processed	(tonnes)	**2,441,272**	2,127,957	1,859,029	1,784,842	1,611,748
Yield per mature hectare		(tonnes FFB)	**21.20**	20.95	21.28	21.21	20.28
Profit per mature hectare (before replanting expenditure)		(RM)	**2,718**	1,001	2,483	5,154	5,753
Average selling prices:							
Refined palm products		(RM per tonne ex-refinery)	**1,206**	885	1,202	1,928	2,054
Crude palm oil		(RM per tonne ex-mill)	**1,169**	824	1,131	1,711	1,847
Palm kernel oil		(RM per tonne ex-mill)	**1,193**	938	1,953	2,490	2,064
Palm kernel cake		(RM per tonne ex-mill)	**152**	73	151	168	125
Palm kernels		(RM per tonne ex-mill)	**580**	440	927	1,086	1,013
FFB		(RM per tonne)	**217**	138	211	281	407
RUBBER							
Production	- own estates	('000 kgs)	**23,782**	23,646	24,727	26,900	25,301
	- sold	('000 kgs)	**54**	158	4,670	1,891	986
	- purchased	('000 kgs)	**2,789**	2,496	2,041	2,047	2,224
	- total processed	('000 kgs)	**26,517**	25,984	22,098	27,056	26,539
Yield per mature hectare		(kgs)	**1,439**	1,381	1,431	1,585	1,446
Profit per mature hectare (before replanting expenditure)		(RM)	**602**	321	542	389	1,178
Average selling price (net of cess)		(sen/kg)	**300**	294	311	273	337
COCOA							
Production	- own estates	('000 kgs)	-	536	1,004	2,230	2,092
Yield per mature hectare		(kgs)	-	746	680	982	507
Profit/(Loss) per mature hectare (before replanting expenditure)		(RM)	-	(170)	(583)	1,641	403
Average selling price		(RM/kg)	-	3.43	3.24	4.87	5.00
PLANTED AREA (weighted average hectares):							
OIL PALM							
Mature			**83,325**	76,599	65,452	59,943	55,669
Immature			**29,797**	35,505	41,302	41,524	41,135
RUBBER							
Mature			**16,520**	17,119	17,270	16,972	17,498
Immature			**5,208**	5,445	6,254	8,224	9,392
COCOA							
Mature			-	718	1,475	2,272	4,125
TOTAL PLANTED AREA			**134,850**	135,386	131,753	128,935	127,819

FIVE YEAR FINANCIAL STATISTICS

	2002 RM '000	2001 RM '000	2000 RM '000	1999 RM '000	1998 RM '000
REVENUE					
Palm products	**924,021**	600,975	750,913	950,015	966,613
Rubber	**83,933**	64,575	71,587	78,689	93,198
Cocoa	-	152	805	3,133	3,141
Manufacturing	**856,515**	805,843	835,173	845,543	712,820
Retailing	**583,061**	545,073	526,215	490,983	508,880
Investment income	**15,381**	19,548	22,967	27,999	41,579
Other income	**6,160**	5,448	16,436	7,893	8,494
	2,469,071	2,041,614	2,224,096	2,404,255	2,334,725
GROUP PROFIT					
Palm products	**203,981**	44,270	127,951	297,638	272,737
Rubber	**2,242**	(1,706)	(949)	(1,500)	11,505
Cocoa	-	(122)	(860)	3,728	1,664
Manufacturing	**71,401**	94,590	78,770	34,238	(2,846)
Retailing	**15,806**	11,366	(33,048)	(29,194)	(14,563)
Others	**(2,092)**	(1,245)	887	1,386	(1,165)
Share of results of associated companies	**49,752**	(45,079)	83,804	61,555	66,735
Investment income	**16,087**	16,577	23,810	39,015	43,932
Finance cost	**(4,832)**	(3,935)	(6,482)	(9,500)	(16,160)
Corporate	**(5,226)**	(8,157)	16,196	1,960	6,104
Profit before taxation	**347,119**	106,559	290,079	399,326	367,943
Taxation	**(59,449)**	(29,837)	(73,926)	(20,690)	(109,808)
Minority interests	**(14,471)**	(15,522)	(14,273)	(8,230)	15,829
Net profit	**273,199**	61,200	201,880	370,406	273,964
CAPITAL EMPLOYED					
Property, plant and equipment	**2,183,584**	1,992,330	1,952,874	1,954,493	1,894,870
Property development	**68,806**	69,711	68,907	66,010	65,391
Associated companies	**467,688**	510,393	581,674	580,574	573,287
Other investments	**69,834**	83,440	89,175	61,310	42,660
Intangible assets	**18,782**	18,772	19,928	23,347	24,331
Goodwill on consolidation	**48,859**	16,687	14,929	14,929	-
Net current assets	**798,834**	721,604	725,030	711,760	586,222
Total	**3,656,387**	3,412,937	3,452,517	3,412,423	3,186,761

	2002 RM '000	2001 RM '000	2000 RM '000	1999 RM '000	1998 RM '000
SOURCES OF FINANCE					
Share capital	**712,516**	712,516	712,516	712,516	712,801
Reserves	**2,792,919**	2,575,890	2,622,391	2,589,831	2,340,560
Cost of treasury shares	**(13,447)**	(12,382)	(12,382)	(12,382)	-
Deferred taxation	**16,583**	15,465	14,250	9,318	7,391
Provision for retirement benefits	**12,854**	10,475	10,036	9,515	8,735
Minority interests	**116,833**	109,512	103,590	92,092	100,537
Borrowings	**17,660**	1,254	1,761	4,109	7,406
Finance leases	**469**	207	355	7,424	9,331
Total	**3,656,387**	3,412,937	3,452,517	3,412,423	3,186,761

	2002	2001	2000	1999	1998
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen	**38.5**	8.6	28.4	52.1	38.4
Dividend rate	**20.0%**	15.0%	20.0%	20.0%	25.0%
Dividend yield at 30 September	**3.3%**	2.9%	3.8%	4.3%	5.9%
P/E ratio at 30 September	**15.7**	60.5	18.7	8.8	11.1

OIL PALM PLANTED AREA / FFB PRODUCTION


'000 hectares
'000 tonnes
120
110
100
90
80
70
60
50
40
30
20
10
0
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2002
2001
2000
1999
1998
Mature Area ('000 hectares)
Immature Area ('000 hectares)
Production ('000 tonnes)

RUBBER PLANTED AREA / PRODUCTION


'000 hectares
million kilos
25
20
15
10
5
0
35
30
25
20
15
10
5
0
2002
2001
2000
1999
1998
Mature Area ('000 hectares)
Immature Area ('000 hectares)
Production (million kilos)

EARNINGS PER SHARE


sen
60
40
20
0
2002
2001
2000
1999
1998

NET TANGIBLE ASSET PER SHARE


RM
6
5
4
3
2
1
0
2002
2001
2000
1999
1998

SHAREHOLDERS' FUNDS


RM million
4000
3500
3000
2500
2000
1500
1000
500
0
2002
2001
2000
1999
1998

PROPERTIES OF THE GROUP

at 30 September, 2002

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
PLANTATIONS					
PENINSULAR MALAYSIA					
Ladang Allagar, Trong, Perak.	Freehold	805	Rubber and oil palm estate	12,716	1986
Ladang Ayer Hitam, Bahau, Negeri Sembilan.	Freehold	2,640	Rubber and oil palm estate	38,567	1985
Ladang Ban Heng, Pagoh, Muar, Johor.	Freehold	631	Oil palm estate	8,100	1979*
Ladang Batang Jelai, Rompin, Negeri Sembilan.	Freehold	2,168	Rubber and oil palm estate	33,008	1985
Ladang Batu Lintang, Serdang, Kedah.	Freehold	2,017	Rubber and oil palm estate	31,404	1986
Ladang Changkat Asa, Tanjong Malim, Perak.	Freehold	1,594	Rubber and oil palm estate	16,160	1979*
Ladang Fraser, Kulai, Johor.	Freehold	2,968	Oil palm estate	33,486	1979*
Ladang Ghim Khoon, Serdang, Kedah.	Freehold	950	Rubber and oil palm estate	23,288	1986
Ladang Glenealy, Parit, Perak.	Freehold	1,084	Rubber and oil palm estate	15,050	1992
Ladang Gunong Pertanian, Simpang Durian, Negeri Sembilan.	Leasehold expiring in 2077	686	Oil palm estate	10,434	1985
Ladang Jeram Padang, Bahau, Negeri Sembilan.	Freehold	2,114	Rubber and oil palm estate	29,994	1985
Ladang Kekayaan, Paloh, Johor.	Leasehold expiring in 2068	2,818	Oil palm estate	33,885	1979*
Ladang Kerling, Kerling, Selangor.	Freehold	619	Rubber estate	46,213	2002
Ladang Kerilla, Tanah Merah, Kelantan.	Freehold	2,193	Rubber and oil palm estate	27,316	1992
Ladang Kombok, Rantau, Negeri Sembilan.	Freehold	1,916	Rubber and oil palm estate	31,984	1985

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Kuala Gris, Kuala Krai, Kelantan.	Freehold	2,429	Rubber and oil palm estate	29,737	1992
Ladang Kuala Kangsar, Padang Rengas, Perak.	Freehold Leasehold expiring in 2896	510 337	Rubber and oil palm estate	5,928	1979*
Ladang Landak, Paloh, Johor.	Leasehold expiring in 2068	2,833	Oil palm estate	27,212	1979*
Ladang New Pogoh, Segamat, Johor.	Freehold	1,560	Rubber and oil palm estate	14,088	1979*
Ladang Paloh, Paloh, Johor.	Freehold	2,043	Oil palm estate	28,483	1979*
Ladang Pasir Gajah, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2326 and 2907	1,257 1,398	Rubber and oil palm estate	24,398	1981* 1980*
Ladang Pelam, Kulim, Kedah.	Freehold	2,526	Rubber and oil palm estate	39,513	1992
Ladang Renjok, Bentong, Pahang.	Freehold	1,579	Rubber and oil palm estate	15,873	1979*
Ladang See Sun, Renggam, Johor.	Freehold	589	Oil palm estate	9,710	1984
Ladang Selborne, Padang Tengku, Kuala Lipis, Pahang.	Freehold	1,282	Rubber estate	16,642	1992
Ladang Serapoh, Parit, Perak.	Freehold	938	Rubber and oil palm estate	9,139	1979* 1992
Ladang Subur, Batu Kurau, Perak.	Freehold	1,290	Rubber and oil palm estate	14,469	1986
Ladang Sungei Bekok, Bekok, Johor.	Freehold	636	Oil palm estate	7,858	1979*
Ladang Sungei Gapi, Serendah, Selangor.	Freehold	611	Rubber and oil palm estate	6,283	1979* 1985

* Year of last revaluation

PROPERTIES OF THE GROUP

at 30 September, 2002 (Continued)

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Sungei Kawang, Lanchang, Pahang.	Freehold	1,890	Rubber and oil palm estate	15,469	1979*
Ladang Sungei Penggeli, Bandar Tenggara, Johor.	Leasehold expiring in 2087	959	Oil palm estate	9,300	1988
Ladang Sungei Sokor, Tanah Merah, Kelantan.	Freehold	1,603	Rubber and oil palm estate	17,073	1992
Ladang Sungei Tamok, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	15,922	1979*
Ladang Tertinggi, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	19,653	1979*
Ladang Tuan, Bentong, Pahang.	Freehold Leasehold expiring between 2030 and 2057	1,369 443	Rubber and oil palm estate	11,530	1979*
Ladang Tuan Mee, Sungei Buloh, Selangor.	Freehold	1,715	Oil palm estate	17,584	1979*
Ladang Ulu Pedas, Pedas, Negeri Sembilan.	Freehold	924	Rubber and oil palm estate	17,637	1985
Ladang Voules, Segamat, Johor.	Freehold	2,977	Rubber and oil palm estate	25,296	1979*
		62,139			
EAST MALAYSIA					
Ladang Bornion, Kinabatangan, Sabah.	Leasehold expiring in 2078	3,233	Oil palm estate	35,760	1992
Ladang Bukit Tabin, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,916	Oil palm estate	31,757	1993
Ladang Jatika, Tawau, Sabah.	Leasehold expiring between 2068 and 2083	3,515	Oil palm estate	47,156	1991

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Lungmanis, Lahad Datu, Sabah.	Leasehold expiring in 2085	1,656	Oil palm estate	13,939	1991*
Ladang Pang Burong, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,548	Oil palm estate	37,822	1983
Ladang Pangeran, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,855	Oil palm estate	34,210	1983
Ladang Pinang, Tawau, Sabah.	Leasehold expiring between 2067 and 2085	2,425	Oil palm estate	31,729	1983
Ladang Ringlet, Tawau, Sabah.	Leasehold expiring between 2067 and 2080	1,843	Oil palm estate	16,251	1989
Ladang Rimmer, Lahad Datu, Sabah.	Leasehold expiring in 2085	2,730	Oil palm estate	22,076	1991*
Ladang Segar Usaha, Kinabatangan, Sabah.	Leasehold expiring in 2077	2,792	Oil palm estate	30,974	1990*
Ladang Sigalong, Tawau, Sabah.	Leasehold expiring between 2063 and 2079	2,861	Oil palm estate	30,656	1983
Ladang Sri Kunak, Tawau, Sabah.	Leasehold expiring between 2063 and 2076	2,773	Oil palm estate	38,795	1983
Ladang Sg. Silabukan, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,654	Oil palm estate	29,330	1993
Ladang Tundong, Tawau, Sabah.	Leasehold expiring between 2063 and 2073	2,096	Oil palm estate	27,407	1983
Ladang Tungku, Lahad Datu, Sabah.	Leasehold expiring in 2085	3,418	Oil palm estate	26,961	1991*
		40,315			

* Year of last revaluation

PROPERTIES OF THE GROUP

at 30 September, 2002 (Continued)

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
INDONESIA						
Kebun Belitung, Belitung, Indonesia.	Leasehold expiring in 2020	14,065	Oil palm estate	-	70,247	1994
Kebun Mandau, Riau, Indonesia.	Leasehold expiring in 2020	14,900	Rubber and oil palm estate	-	62,010	1996
Kebun Nilo, Riau, Indonesia.	Leasehold expiring in 2028	12,860	Oil palm estate	-	85,547	1996
		41,825				
OTHER OPERATIONS						
MALAYSIA						
B.K.B. Hevea Products, Ipoh, Perak.	Leasehold expiring in 2089	5	Parquet factory	8	8,225	1994
KL-Kepong Cocoa Products, Port Klang, Selangor.	Leasehold expiring in 2090	2	Cocoa products factory	10	7,056	1990
KL-Kepong Edible Oils, Pasir Gudang, Johor.	Leasehold expiring in 2045	5	Palm oil refinery	19	972	1985
KL-Kepong Rubber Products, Lahat, Perak.	Freehold	4	Rubber gloves factory	13	5,314	1995
KL-Kepong (Sabah), Tawau, Sabah.	Leasehold expiring in 2073	61	Refinery, palm oil mills and kernel crushing plant	15 to 19	6,977	1983
KSP Manufacturing, Rawang, Selangor.	Freehold	4	Soap noodles factory	6	4,890	1994
Palmamide, Rawang, Selangor.	Freehold	3	Industrial amides factory	6	4,155	1994
Palm-Oleo, Rawang, Selangor.	Freehold	8	Oleochemicals factory	11	7,076	1991
		92				

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Colville Holdings, Setul, Negeri Sembilan.	Freehold	428	Property development	-	9,950	1985
KL-Kepong Complex, Sungei Buloh, Selangor.	Freehold	16	Property development	-	3,315	1979
KL-Kepong Country Homes, Ijok, Selangor.	Freehold Leasehold expiring in 2082	1,089 9	Property development	-	26,137	1979
KL-Kepong Property Development, Ijok, Selangor.	Freehold	93	Property development	-	8,608	1979
Kompleks Tanjong Malim, Tanjong Malim, Perak.	Freehold	184	Property development	-	3,866	1979
Palermo Corporation, Bagan Samak, Kedah.	Freehold	353	Property development	-	11,961	1986
		2,172				
Annexe & Brunwells, Port Dickson, Negeri Sembilan.	Freehold	13,339 sq.m.	Holiday bungalows	54	36	1972
Bunge & Arundel, Fraser's Hill, Pahang.	Leasehold expiring between 2021 and 2030	8,981 sq.m.	Holiday bungalows	53	248	1972
Wisma Taiko, 1, Jalan S.P. Seenivasagam, Ipoh, Perak.	Freehold Leasehold expiring in 2892	2,984 sq.m. 2,408 sq.m.	Head Office building	17	6,158 1,678	1983 2000
3, Jalan Taman U Thant, Kuala Lumpur.	Freehold	2,092 sq.m.	Residential bungalow	40	1	1974
5B, Jalan Tun Dr. Ismail, Ipoh, Perak.	Freehold	2,847 sq.m.	Residential bungalow	36	1	1978
10, Jalan Kelab Golf, Ipoh, Perak.	Freehold	9,990 sq.m.	Residential bungalow	73	1	1981

Titled area is in hectares except otherwise indicated.

PROPERTIES OF THE GROUP

at 30 September, 2002 (Continued)

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
146, Jalan Dedap Batik, Sierramas, Sg. Buloh, Selangor.	Freehold	556 sq.m.	Residential bungalow	5	674	1995
A33, Lembah Beringin Homestead, Selangor.	Freehold	4,317 sq.m.	Bungalow lot	-	284	1994
Tinagat, Tawau, Sabah.	Leasehold expiring between 2921 and 2928	2	Tawau Office	9	1,094	1992
Leluasa Untung Sdn. Bhd., New Wharf Road, Lahad Datu, Sabah.	Leasehold expiring in 2066	4	Proposed Refinery	-	8,437	1998
		11				
AUSTRALIA						
Erregulla Farm, Mingenew, Western Australia.	Freehold	5,290	Sheep and cereal farm	-	2,557	1989*
Warrening Gully Farm, Williams, Western Australia.	Freehold	3,089	Sheep and cereal farm	-	4,436	1989*
		8,379				
PEOPLE'S REPUBLIC OF CHINA						
Nanjiang Port Area, Tianjin.	Leasehold expiring in 2045	2	Bulking installation	6	10,975	1997
Dingong Miao, Baisha Zhou, Wuchang, Wuhan.	Leasehold expiring in 2044	3	Refinery	7	13,856	1995
		5				

\# Titled area is in hectares except otherwise indicated.

* Year of last revaluation

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
HONG KONG						
2501-3, Universal Trade Center, No. 3, Arbuthnot Road, Hong Kong.	Leasehold expiring in 2854	383 sq.m.	Office building	10	3,904	2002
UNITED KINGDOM						
6, Lovat Lane, London.	Freehold	95 sq.m.	Office building	152	3,710	1992*
Gerrard Place, Skelmersdale, Lancashire.	Freehold	2	Toiletries factory	29	2,926	1995
Pontyclun, Wales.	Freehold	2	Toiletries factory	39	9,070	1995
Standard Soap, Ashby-de-la Zouch, Leicestershire.	Freehold	2	Soap factory	37	9,017	1995
52, Kingston House East, London.	Leasehold expiring in 2204	132 sq.m.	Residential apartment	46	5,702	2001
27, Kelso Place, Kensington, London.	Freehold	400 sq.m.	Office building	121	22,350	2001
		6				
UNITED STATES						
Woodstock, Connecticut.	Freehold	16	Office and toiletries factory	19	18,468	1996
Group Total		154,960				

Titled area is in hectares except otherwise indicated.

* Year of last revaluation

LOCATION OF THE PLANTATIONS IN MALAYSIA
AT 30 SEPTEMBER, 2002


Perlis
Kedah
Penang
Perak
Ipoh
Kelantan
Terengganu
Pahang
Selangor
Kuala Lumpur
Negeri Sembilan
Malacca
Johore
Straits of Malacca
South China Sea
Sabah
Sandakan
Lahad Datu
Tawau
40A
40B
39

MALAYSIA		Hectares
Kedah		
1	Batu Lintang	2,017
2	Ghim Khoon	950
3	Pelam	2,526
Perak		
4	Allagar	805
5	Glenealy	1,084
6	Kuala Kangsar	847
7	Serapoh	938
8	Subur	1,290
Selangor		
9	Changkat Asa	1,594
10	Sungei Gapi	611
11	Tuan Mee	1,715
12	Kerling	619
Negeri Sembilan		
13	Ayer Hitam	2,640
14	Batang Jelai	2,168
15	Gunong Pertanian	686
16	Jeram Padang △	2,114
17	Kombok	1,916
18	Ulu Pedas	924
Johore		
19	Ban Heng	631
20	Fraser	2,968
21	Kekayaan	2,818
22	Landak	2,833
23	New Pogoh	1,560
24	Paloh	2,043
25	See Sun	589
26	Sungei Bekok	636
27	Sungei Penggeli	959
28	Sungei Tamok	1,619
29	Tertinggi	1,619
30	Voules ○	2,977
Pahang		
31	Renjok	1,579
32	Selborne	1,282
33	Sungei Kawang	1,890
34	Tuan	1,812
Kelantan		
35	Kerilla	2,193
36	Kuala Gris ○	2,429
37	Pasir Gajah △	2,655
38	Sungei Sokor	1,603

LOCATION OF THE GROUP'S OVERSEAS AGRICULTURAL OPERATIONS



AUSTRALIA
44 Perth
45
42
Pekanbaru
43
INDONESIA
Tanjung Pandan
41
Belitung
Sumatra
Jakarta

Sabah

39	KDC COMPLEX	
	Jatika	3,515
	Pang Burong	2,548
	Pangeran ∧	2,855
	Pinang	2,425
	Ringlet	1,843
	Sigalong	2,861
	Sri Kunak	2,773
	Tundong ∧	2,096

40	GSSB COMPLEX	
40A	Bornion ∧	3,233
	Segar Usaha	2,792
40B	Bukit Tabin	2,916
	Lungmanis ∧	1,656
	Rimmer ∧	2,730
	Sg Silabukan	2,654
	Tungku	3,418

INDONESIA

41	Kebun Belitung	14,065
42	Kebun Mandau	14,900
43	Kebun Nilo	12,860

AUSTRALIA

44	Erregulla Farm	5,290
45	Warrening Gully Farm	3,089

LEGEND

With Palm Oil Mill
With SMR Factory
With SIR and Latex Concentrate Factory
With Latex Concentrate Factory
With SMR and Latex Concentrate Factory
With Kernel Crushing Plant
With Refinery

SHAREHOLDING STATISTICS

at 9 December, 2002

AUTHORISED SHARE CAPITAL	–	RM1,000,000,000
ISSUED & FULLY PAID-UP CAPITAL	–	RM712,516,128
CLASS OF SHARES	–	Shares of RM1 each

Breakdown of Shareholdings

Size of Shareholdings	No. of Shareholders	No. of Shares	% of Issued Share Capital#
Less than 1,000	522	221,098	0.03
1,000 to 10,000	5,636	18,766,879	2.64
10,001 to 100,000	1,419	42,470,859	5.98
100,001 to less than 5% of issued shares	290	217,587,396	30.65
5% and above of issued shares	2	430,930,896	60.70
TOTAL	7,869	709,977,128	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:

	Name	No. of Shares	% of Issued Share Capital#
1.	Batu Kawan Berhad	316,485,896	44.58
2.	Permodalan Nasional Berhad	114,445,000	16.12
3.	Lembaga Kemajuan Tanah Persekutuan (Felda)	28,841,039	4.06
4.	Employees Provident Fund Board	21,966,500	3.09
5.	Malaysia Nominees (Tempatan) Sendirian Bhd. - Great Eastern Life Assurance (Malaysia) Berhad (Par 1)	11,894,320	1.68
6.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera	5,476,150	0.77
7.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Amanah Saham Wawasan 2020	4,027,000	0.57
8.	HSBC Nominees (Asing) Sdn. Bhd. - Sama JF	3,241,000	0.46
9.	HSBC Nominees (Asing) Sdn. Bhd. - Abu Dhabi Investment Authority	3,200,000	0.45
10.	Malaysia National Insurance Berhad	2,876,500	0.41
11.	AMMB Nominees (Tempatan) Sdn. Bhd. - AmTrustee Berhad for BHLB Pacific Dana Al-Ihsan (5/2-7)	2,790,000	0.39
12.	Lembaga Tabung Haji	2,687,000	0.38
13.	Wan Hin Investments Sdn. Berhad	2,500,000	0.35
14.	Lembaga Kemajuan Tanah Persekutuan (Felda)	2,432,000	0.34
15.	Am Nominees (Tempatan) Sdn. Bhd. - Employees Provident Fund Board (A/C 1)	2,124,000	0.30
16.	Amanah Raya Berhad - Amittikal	2,118,000	0.30
17.	Universal Trustee (Malaysia) Berhad - BHLB Pacific High Growth Fund	2,065,000	0.29
18.	Yeoh Chin Hin Investments Sdn. Berhad	2,040,000	0.29
19.	Mayban Nominees (Tempatan) Sdn. Bhd. - Mayban Investment Management Sdn. Bhd.	2,026,000	0.29
20.	Citicorp Nominees (Tempatan) Sdn. Bhd. - ING Insurance Berhad (Inv-IL Par)	1,912,000	0.27
21.	Asia Life (M) Berhad - As Beneficial Owner (M'sia Life Fund)	1,905,000	0.27
22.	Cartaban Nominees (Tempatan) Sdn. Bhd. - Amanah SSCM Nominees (Tempatan) Sdn. Bhd. for Employees Provident Fund Board (A/C 2 - JF458)	1,872,000	0.26
23.	Citicorp Nominees (Asing) Sdn. Bhd. - CB GW Singapore for American International Assurance Co. Ltd. (AIA Reg. Eqty Fd)	1,627,000	0.23
24.	Cartaban Nominees (Tempatan) Sdn. Bhd. - Amanah SSCM Nominees (Tempatan) Sdn. Bhd. for Employees Provident Fund Board (JF404)	1,515,000	0.21
25.	Cartaban Nominees (Asing) Sdn. Bhd. - State Street Australia Fund Q3VD for Fullerton (Private) Limited	1,500,000	0.21
26.	Am Nominees (Tempatan) Sdn. Bhd. - Pertubuhan Keselamatan Sosial	1,420,000	0.20
27.	A.A. Assets Nominees (Tempatan) Sdn. Bhd. - Avenue Asset Management Services Sdn. Bhd. for Kumpulan Wang Amanah Pencen	1,326,000	0.19
28.	Am Nominees (Tempatan) Sdn. Bhd. - Employees Provident Fund Board (A/C 2)	1,250,000	0.18
29.	Wan Hin Investments Sdn. Berhad	1,250,000	0.18
30.	Mayban Nominees (Tempatan) Sdn. Bhd. - Mayban Trustees Berhad for Future Goals Fund (N14011980050)	1,242,000	0.17
TOTAL		550,054,405	77.49

\# Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:

	Name	Number of Shares Direct	Deemed Interested	Total	% of Issued Share Capital#
1.	Batu Kawan Berhad *	316,485,896	-	316,485,896	44.58
2.	Permodalan Nasional Berhad **	114,445,000	-	114,445,000	16.12
3.	Employees Provident Fund Board (KWSP)	35,742,500***	-	35,742,500	5.03

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn. Bhd. group of companies are also deemed substantial shareholders of the Company. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are substantial shareholders of Di-Yi Sdn. Bhd., High Quest Holdings Sdn. Bhd. and Elionai Sdn. Bhd. respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn. Bhd. and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:

Name	Number of Shares Direct	Deemed Interested	Total	% of Issued Share Capital#
Dato' Lee Oi Hian	48,000	320,595,896	320,643,896	45.16
Dato' Lee Hau Hian	55,500	320,595,896	320,651,396	45.16
Dato' Lee Soon Hian	-	320,595,896	320,595,896	45.16
Di-Yi Sdn. Bhd.	-	320,595,896	320,595,896	45.16
High Quest Holdings Sdn. Bhd.	-	320,595,896	320,595,896	45.16
Elionai Sdn. Bhd.	-	320,595,896	320,595,896	45.16
Wan Hin Investments Sdn. Bhd. and group	3,750,000	316,845,896	320,595,896	45.16

** By virtue of Section 6A of the Companies Act, 1965, Yayasan Pelaburan Bumiputra is also deemed substantial shareholder of the Company and its shareholding in the Company is as follows:

Name	Number of Shares Direct	Deemed Interested	Total	% of Issued Share Capital#
Yayasan Pelaburan Bumiputra	-	114,445,000	114,445,000	16.12

*** includes those held through various nominee companies and fund managers.

Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Voting Rights of Shareholders

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

This page has been intentionally left blank.

KUALA LUMPUR KEPONG BERHAD (15043-V)
(Incorporated in Malaysia)

Proxy Form

No. of Shares : ....

CDS Account No. : ....

Tel. No. : ....

Fax No. : ....

I/We ....
(Block Letters)

of ....

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No. ....

and/or .... NRIC/Passport No. ....

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 20 February, 2003 and at any adjournment thereof, and to vote as indicated below:

Please indicate with (√) how you wish your vote to be cast

Resolution	Relating to:	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final and Special Dividends		
	Re-election of Directors:		
3	Dato' Lee Oi Hian		
4	YM Tengku Robert Hamzah		
5	Datuk Abdul Rahman Bin Mohd. Ramli		
	Re-appointment of Directors pursuant to Section 129 (6), Companies Act, 1965:		
6	Yeoh Chin Hin		
7	Charles Letts		
8	Maj-Gen (R) Dato' Dr. Mahmood Sulaiman		
9	Tan Sri Dato' Thong Yaw Hong		
10	R. M. Alias		
11	Directors' fees		
12	Re-appointment and Remuneration of Auditors		

Date ....

....
Signature/Common Seal of Shareholder

Please see NOTES on reverse side which forms part of the proxy form.

Fold this flap for sealing

Stamp

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1, JALAN S. P. SEENIVASAGAM,
30000 IPOH, PERAK DARUL RIDZUAN,
MALAYSIA.

2nd fold here

To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting,

The Thirtieth Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, NO. 1, JALAN S. P. SEENIVASAGAM, 30000 IPOH, PERAK on Thursday, 20 February, 2003, at 12.30 p.m. For your convenience, the following arrangements have been made :

PARKING FACILITIES
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you. Parking is free of charge.

REGISTRATION
The registration counters will be located on the Ground Floor of Wisma Taiko. These counters will be opened from 11.30 a.m. onwards.

REFRESHMENTS
Refreshments will be served after the meeting.

1st fold here

NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.
2. The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.
3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.
4. In the case of joint holders, the proxy form signed by the first named shareholder in the register shall be accepted to the exclusion of the other registered joint holder(s) of the shares.
5. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.

82-5022

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY. IF YOU HAVE SOLD ALL YOUR SHARES IN KUALA LUMPUR KEPONG BERHAD, you should immediately send this Circular to the agent through whom the sale was effected for onward transmission to the purchaser.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

- **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY**
- **PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE**
- **PROPOSED ACQUISITION OF A NEW DOUBLE STOREY BUNGALOW IN TAMAN PINJI MEWAH, IPOH FOR A CASH CONSIDERATION OF RM532,000 FROM ZARIB KOMPLEX SDN BHD (101453-V)**

and

NOTICE OF EXTRAODINARY GENERAL MEETING

Notice of Extraordinary General Meeting to be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Thursday, 20 February 2003 at 12.40 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Company's Thirtieth Annual General Meeting which will be held at the same venue and on the same day at 12.30 p.m., whichever is later, together with the Proxy Form are enclosed in this Circular.

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. The completed Proxy Form should be lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 6 January 2003

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DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Act"	:	Companies Act, 1965
"AGM"	:	Annual General Meeting
"Board"	:	Board of Directors of KLK
"Directors"	:	Directors of KLK and for the purposes of the Proposed Shareholders' Mandate, directors of the KLK Group. This includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a Director of KLK or its subsidiaries
"EGM"	:	Extraordinary General Meeting
"EPS"	:	Earnings per share
"Issued and Paid-up Share Capital"	:	RM712,516,128 comprising 712,516,128 ordinary shares of RM1.00 each of which 2,539,000 ordinary shares of RM1.00 each are held as treasury shares, in KLK as at 9 December 2002
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V)
"KLK Group" or "the Group"	:	KLK, its subsidiaries and associated companies
"KLSE"	:	Kuala Lumpur Stock Exchange (30632-P)
"Listing Requirements"	:	The Listing Requirements of KLSE including any amendments to the same that may be made from time to time
"Major Shareholder"	:	A person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in that company. This includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of KLK or its subsidiaries. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
"NTA"	:	Net tangible assets
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares or Proposed Shareholders' Mandate or Proposed Acquisition, as the case may be
"Proposals"	:	Proposed Authority to Buy Back Shares, Proposed Shareholders' Mandate and Proposed Acquisition collectively

Proposed Acquisition	:	A proposal to acquire a new double storey bungalow in Taman Pinji Mewah, Ipoh for a cash consideration of RM532,000 from Zarib Komplex
"Proposed Authority to Buy Back Shares"	:	A proposal of the Company to grant its Directors a general mandate to exercise the authority to carry out a share buy-back of its own Shares of up to a maximum of 10% of its Issued and Paid-up Share Capital (excluding the treasury shares)
"Proposed Shareholders' Mandate"	:	Proposed Shareholders' Mandate for the Company and/or its subsidiary companies to enter into recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the KLK Group's day-to-day operations
"Recurrent Related Party Transactions"	:	Related Party Transactions involving recurrent transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group
"Related Party"	:	A director, Major Shareholder of KLK or its subsidiaries or a person connected with such director or Major Shareholder
"Related Party Transaction"	:	A transaction entered into by the KLK Group which involves the interest, direct or indirect, of a Related Party
"RM and sen"	:	Ringgit Malaysia and sen respectively
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK
"The Code"	:	Malaysian Code on Take-Overs and Mergers 1998
"Zarib Komplex"	:	Zarib Komplex Sdn Bhd (101453-V)

Note : Words importing the singular number only shall include the plural number, and vice-versa.

CONTENTS

LETTER TO THE SHAREHOLDERS CONTAINING:

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KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Malaysia

6 January 2003

Directors:

Dato' Lee Oi Hian – *Chairman/CEO*
Yeoh Chin Hin
Charles Letts
YM Tengku Robert Hamzah
R.M. Alias
Maj-Gen (R) Dato' Dr Mahmood Sulaiman
Ong Beng Kee - *Executive Director*
Dato' Lee Hau Hian
Tan Sri Dato' Thong Yaw Hong
Dato' Lee Soon Hian - *Executive Director*
Datuk Abdul Rahman bin Mohd. Ramli
Yeoh Eng Khoon – *Alternate Director to Yeoh Chin Hin*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

- **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY**
- **PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE**
- **PROPOSED ACQUISITION OF A NEW DOUBLE STOREY BUNGALOW IN TAMAN PINJI MEWAH, IPOH FOR A CASH CONSIDERATION OF RM532,000 FROM ZARIB KOMPLEX SDN BHD (101453-V)**

1. INTRODUCTION

At the Company's AGM held on 30 January 2002, your Directors had obtained shareholders' approval for:

(a) the Directors to purchase on the KLSE up to approximately 2.8% of the issued and paid-up share capital (excluding treasury shares) of the Company as at 5 December 2001 or up to approximately 20,000,000 of the Company's shares; and

(b) the Company and/or its subsidiaries to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.

The authorities obtained by your Directors for the above transactions shall, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless new mandates are obtained from shareholders.

Your Company had announced on 27 November 2002 that it will seek new shareholders' mandates on the following proposals at the forthcoming EGM to be held on 20 February 2003:

- Proposed Authority to Buy Back its Own Shares by the Company
- Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature

The aforesaid proposals would become valid immediately upon the passing of the Ordinary Resolutions and will expire at the conclusion of the next AGM of the Company unless the authorities are further renewed by ordinary resolutions passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolutions of the shareholders of the Company in a general meeting, whichever occurs first.

Your Company also announced on 27 November 2002 that it will seek shareholders' approval pursuant to Section 132E of the Act to acquire a new double storey bungalow in Taman Pinji Mewah, Ipoh for a cash consideration of RM532,000 from Zarib Komplex, a related party.

The purpose of this Circular is to provide you with details on the Proposals, and to seek your approvals for the Ordinary Resolutions pertaining to the Proposed Authority to Buy Back its Own Shares by the Company, Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature, and the Proposed Acquisition of a new double storey bungalow in Taman Pinji Mewah, Ipoh from Zarib Komplex, respectively to be tabled at the forthcoming EGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

2.1 Details of the Proposed Authority to Buy Back Shares

Your Directors propose to seek a new mandate from shareholders to purchase up to 70,900,000 Shares representing an amount not exceeding 10% of the current Issued and Paid-up Share Capital of the Company comprising 709,977,128 Shares (excluding treasury shares) as at 9 December 2002, on the KLSE through its appointed stockbroker which was previously approved by the KLSE.

Your Directors therefore propose to allocate an amount of up to RM771 million for the Proposed Authority to Buy Back Shares which represents the audited retained profits of the Company as at 30 September 2002, to purchase up to an amount not exceeding 10% of the Issued and Paid-up Share Capital of the Company (excluding treasury shares) as at 9 December 2002. This however, will be done in accordance with Section 67A of the Act (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of any share buy-back.

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on the KLSE for the past 5 market days immediately preceding the date of the purchase(s). The funding for the Proposed Authority to Buy Back Shares will be from internally generated funds.

Section 67A of the Act allows for purchased shares to be cancelled upon purchase, be held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's Issued and Paid-up Share Capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Act, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may be distributed as share dividends to shareholders, be resold on the KLSE, or subsequently be cancelled. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on the KLSE at a price which is not less than the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s).

As at 9 December 2002, the public shareholding spread of the Company was 37.97%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 9 December 2002, the pro-forma public shareholding spread of the Company would be 31.09%.

2.2 Implication relating to the Code

Under the Code, a director and any persons acting in concert with him or a relevant shareholder will be required to make a mandatory general offer for the remaining ordinary shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% or if his/their existing shareholdings is between 33% and 50% and increases by another 2% in any subsequent 6 months period.

Based on the shareholding as at 9 December 2002 Batu Kawan Berhad together with parties acting in concert, holds more than 33% but less than 50% of the voting shares of the Company. In the event that the Proposed Authority to Buy Back Shares of up to 10% of the Company's Issued and Paid-up Share Capital (excluding treasury shares) is carried out in full within a period of 6 months, the combined holdings of Batu Kawan Berhad and the parties acting in concert will increase by an additional 2% or more. Batu Kawan Berhad's shareholding as at 9 December 2002 in KLK was 316,485,896 shares or 44.58% of the voting shares of the Company.

Pursuant to the Code, Batu Kawan Berhad and the parties acting in concert will be obliged to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by them collectively.

However, an exemption from a mandatory offer obligation may be granted by the Securities Commission under Practice Note 2.9.10 of the Code, subject to Batu Kawan Berhad and the parties acting in concert complying with certain conditions, if the obligation is triggered as a result of action outside their direct participation. Batu Kawan Berhad and the parties acting in concert intend to apply for the waiver if the obligation is expected to be triggered as a result of the Proposed Authority to Buy Back Shares.

2.3 Advantages and Disadvantages

The Proposed Authority to Buy Back Shares will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares be subsequently re-sold at prices higher than their purchased prices. Your Directors undertake to buy back KLK shares only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company.

2.4 Purchases, Cancellation and Resales made in the Previous 12 Months

KLK has purchased 200,000 of its own shares and held them as treasury shares in the 12 months preceding the date of this Circular.

KLK has not made any cancellation of its own shares or re-sold any of its treasury shares during the same period.

Details of the shares bought back and currently held as treasury shares are as follows:

Month	No. of shares bought back and held as treasury shares	Highest price paid per share RM	Lowest price paid per share RM	Average price paid per share RM	Total consideration RM'000
February, 99	1,208,000	5.90	5.10	5.58	6,823
March, 99	1,131,000	5.25	4.72	4.86	5,559
January, 02	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

2.5 Historical Share Prices

The monthly highest and lowest prices of the Shares traded on the KLSE for the last 12 months from December 2001 to November 2002 are as follows:

	High RM	Low RM
2001		
December	5.40	5.20
2002		
January	5.55	5.15
February	5.50	5.40
March	5.85	5.50
April	7.10	5.75
May	6.85	6.45
June	7.00	6.30
July	6.80	6.40
August	7.00	6.50
September	7.00	5.90
October	6.40	5.85
November	6.45	6.20

(Source: Bloomberg)

The last transacted price of KLK Shares prior to the announcement on 27 November 2002 of the Proposed Authority to Buy Back Shares was RM6.40.

The last transacted price of KLK Shares on 26 December 2002, being the last practicable date prior to the printing of this Circular, was RM6.45.

3. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

3.1 Details of the Proposed Shareholders' Mandate

Part E, Chapter 10.09 of the Listing Requirements allows the Company to obtain at a general meeting a shareholders' mandate for recurrent Related Party Transactions which are of a revenue or trading nature necessary for the Group's day-to-day operations subject to the following:

- the transactions are in the ordinary course of business and are on terms not more favourable to the Related Party than those generally available to the public;
- the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year; and
- in a meeting to obtain the shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder, and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that person(s) connected with him abstain from voting on the resolution approving the transactions.

The Board proposes to seek approval from shareholders of KLK to allow the KLK Group, in the normal course of business, to enter into recurrent Related Party Transactions of a revenue or trading nature provided such transactions are made at arms' length, on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in Appendix I and Appendix II.

3.2 Nature of recurrent Related Party Transactions and Class of Related Parties

The Company carries on the business of producing and processing palm-products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding.

The nature of such recurrent transactions which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in the ordinary course of the Group's business (shown with the class of Related Parties involved in these recurrent transactions) are shown in Appendix I and Appendix II.

Prices/commissions/advisory/management fees involving Related Party Transactions are based on prevailing market prices/values. Purchases of fresh fruit bunches are based on Malaysian Palm Oil Board monthly average prices for crude palm oil and palm kernel and that of field grade rubber are based on the Malaysian Rubber Board official noon SMR (Standard Malaysia Rubber) 20 buyers/sellers average prices.

3.3 Review and Disclosure Procedures

The review and disclosure procedures for the recurrent Related Party Transactions of a revenue or trading nature are to establish and ensure that the transactions are conducted on arms' length basis, are based on normal commercial terms consistent with the Group's usual business practices and are on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the interest of minority shareholders of the Company. The procedures are as follows:

(a) The Related Parties will be advised that they are subject to the Shareholders' Mandate and will also be advised of the review and disclosure procedures followed by the Group.

(b) Updated lists of Related Parties are circulated to the companies in the Group to notify that all transactions with Related Parties are required to be undertaken on an arm's length basis, be on normal commercial terms and on terms not more favourable to the Related Parties than those generally available to the public.

(c) The companies in the Group will keep a record of all recurrent Related Party Transactions and these are submitted quarterly to the corporate Head Office.

(d) The Corporate Division maintains a record of all the recurrent Related Party Transactions submitted by the companies in the Group which are entered into pursuant to the Shareholders' Mandate.

(e) The Audit Committee at its meetings will review any recurrent Related Party Transactions of a revenue or trading nature and thereafter report to the Board. The Audit Committee shall review KLK's reporting system and procedures relating to recurrent Related Party Transactions to ascertain that the established guidelines and procedures of the Corporate Division have been complied with and, if necessary, may request the internal auditors to review procedures or request for additional information from independent sources or advisers.

(f) Interested Directors who are members of the Board and/or Audit Committee will abstain from taking part in decisions pertaining to the recurrent Related Party Transactions of a revenue or trading nature, and will also ensure that they and any person(s) connected with them will also abstain from voting on the resolution relating to the Proposed Shareholders' Mandate tabled at a General Meeting of the Company.

3.4 Audit Committee's Opinion

The Audit Committee is of the opinion that the procedures in paragraph 3.3 are sufficient to ensure that recurrent Related Party Transactions of a revenue or trading nature are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

3.5 Disclosure of recurrent Related Party Transactions

Disclosure of the recurrent Related Party Transactions will be made in accordance with Section 4.1.5 of KLSE Practice Note No. 12/2001, which requires a breakdown of the aggregate value of the recurrent Related Party Transactions entered into during the financial year, including amongst others, the following information:

(i) the type of recurrent Related Party Transactions; and

(ii) the names of the Related Parties involved in each type of recurrent Related Party Transactions entered into and their relationship with the Company,

pursuant to the Proposed Shareholders' Mandate in the Company's Annual Report, and in the Annual Reports for subsequent financial years that the Proposed Shareholders' Mandate continues in force.

4. DETAILS OF THE PROPOSED AQCUISITION OF A NEW DOUBLE STOREY BUNGALOW IN TAMAN PINJI MEWAH, IPOH FROM ZARIB KOMPLEX SDN BHD

4.1 Details of the Proposed Acquisition

KLK's wholly-owned subsidiary, Kulumpang Development Corporation Sdn Bhd proposes to purchase a new double storey bungalow in Taman Pinji Mewah, Ipoh from Zarib Komplex to provide accommodation to the Group's Training Manager. The KLK Group operates a residential Training School in Ipoh which conducts courses for its plantation personnel.

Zarib Komplex is a well established licensed housing developer in Ipoh with its registered office at No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat, Ipoh.

4.2 Description of the Residential Property

Details of the residential property to be purchased are as follows:

Type of building	Double Storey Bungalow
Title particulars	H.S. (D) Ka 30689 P.T. No. 120185 Mukim Hulu Kinta District of Kinta State of Perak
Approximate age of building	Completed in August 2002 with Certificate of Fitness for Occupation issued on 30 October 2002.
Total land area	6,735 sq.ft. with a built-up area of 3,370 sq.ft.
Tenure and expiry date	Leasehold Expiring on 12 December 2092
Existing encumbrances	Nil
Purchase consideration (cash)	RM532,000 (after a discount of 5% from the developer's sale price of RM560,000)
Proposed use of building	As accommodation for Training Manager

4.3 Funding

The acquisition of the double storey bungalow in Taman Pinji Mewah, Ipoh is from the Group's internal funds. A 10% deposit amounting to RM53,200 will be paid on signing of the Sale and Purchase Agreement, once the necessary shareholders' approval has been obtained. The balance of RM478,800 shall be paid within 3 months of signing the Sale and Purchase Agreement.

5. RATIONALE FOR THE PROPOSALS

5.1 Rationale for the Proposed Authority to Buy Back Shares

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back Shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders.

5.2 Rationale for the Proposed Shareholders' Mandate

The recurrent Related Party Transactions of a revenue or trading nature form part of the Group's day-to-day operations in the ordinary course of business. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate General Meetings for the purpose of seeking shareholders' approvals as and when potential recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with the convening of such meetings on an ad hoc basis. This would allow the Group to conserve and channel its manpower resources to pursue business opportunities which will go towards attaining its corporate objectives.

5.3 Rationale for the Proposed Acquisition

The rationale for acquiring the double storey bungalow property are to provide permanent accommodation to the Training Manager, that is purchased at a reasonable price and located with convenient access to the Training School.

6. EFFECTS OF THE PROPOSALS

6.1 Effects of the Proposed Authority to Buy Back Shares

Based on the assumption that the Proposed Authority to Buy Back Shares was carried out in full on 9 December 2002, the effects are set out below:

(i) Share Capital

The effect of the Proposed Authority to Buy Back Shares on the Issued and Paid-up Share Capital of the Company assuming KLK buys and subsequently cancels up to 70,900,000 Shares representing an amount not exceeding 10% of the existing Issued and Paid-up Share Capital (excluding treasury shares), is as follows:

	No. of Ordinary Shares of RM1.00 each	RM
Existing as at 9 December 2002	709,977,128	709,977,128
Less: Number of KLK Shares to be cancelled pursuant to the Proposed Authority to Buy Back Shares	70,900,000	70,900,000
Upon completion of the Proposed Authority to Buy Back Shares	639,077,128	639,077,128

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these KLK Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares or a class of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisition of meetings, quorum for meetings and the result of votes on resolutions.

(ii) NTA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NTA per share of the KLK Group if the purchase price exceeds the audited NTA per share of the KLK Group at the time of the purchase and conversely will increase the NTA per share of the KLK Group if the purchase price is less than the audited NTA per share of the KLK Group at the time of purchase.

The audited NTA of the KLK Group as at 30 September 2002 is RM3,424 million, representing a NTA per share of RM4.82. The historical monthly highest and lowest price of KLK shares for the last 12 months to November 2002 as traded on the KLSE are set out in Item 2.5.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

(iii) **Working Capital**

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

(iv) **Cashflow**

The Proposed Authority to Buy Back Shares, if exercised would reduce the cash reserves of the Company and the sum reduced will depend on the purchase prices and number of shares purchased pursuant to the Proposed Authority to Buy Back Shares.

(v) **Dividends**

The Proposed Authority to Buy Back Shares will not affect the dividend rate per share paid to shareholders.

6.2 Effects of the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate will not have any impact on the share capital, NTA, EPS, dividends or shareholdings of KLK.

6.3 Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital of the Company nor any material effect/impact on the NTA and EPS and cash flow of the Group.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

7.1 Proposed Authority to Buy Back its Own Shares by the Company

The Directors, Major Shareholders and person(s) connected with the Directors and/or Major Shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table overleaf shows the equity interests held directly and/or indirectly in KLK by the Directors and Major Shareholders as at 9 December 2002. The last column (b) shows their pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 9 December 2002.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
Dato' Lee Oi Hian	48,000	320,595,896 [1]	320,643,896	45.16	50.17
Yeoh Chin Hin	1,050,000	80,000 [2]	1,130,000	0.16	0.18
Charles Letts	456,000	-	456,000	0.06	0.07
YM Tengku Robert Hamzah	73,000	170,000 [3]	243,000	0.03	0.04
R.M. Alias	225,000	-	225,000	0.03	0.04
Maj-Gen (R) Dato' Dr Mahmood Sulaiman	-	-	-	-	-
Ong Beng Kee	-	-	-	-	-
Dato' Lee Hau Hian	55,500	320,595,896 [1]	320,651,396	45.16	50.17
Tan Sri Dato' Thong Yaw Hong	70,000	40,500 [4]	110,500	0.02	0.02
Dato' Lee Soon Hian	-	320,595,896 [1]	320,595,896	45.16	50.17
Datuk Abdul Rahman bin Mohd. Ramli	-	-	-	-	-
Yeoh Eng Khoon (*Alternate Director*)	240,000	2,120,000 [5]	2,360,000	0.33	0.37
Major Shareholders					
Batu Kawan Berhad	316,485,896	-	316,485,896	44.58	49.52
Permodalan Nasional Berhad	114,445,000	-	114,445,000	16.12	17.91
Employees Provident Fund Board (KWSP)	35,742,500	-	35,742,500	5.03	5.59

(a) Total percentage of shareholdings as at 9 December 2002.
(b) Pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 9 December 2002.

Notes:
[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad, Wan Hin Investments Sdn Bhd and Malay-Sino Formic Acid Sdn Bhd.*
[2] *Deemed interest through his spouse's shareholding.*
[3] *Deemed interest through KTH Holdings Sdn Bhd.*
[4] *Deemed interest through his spouse's shareholding.*
[5] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd and his spouse's shareholding.*

7.2 Proposed Shareholders' Mandate

The Directors, Major Shareholders and/or person(s) connected with a Director or Major Shareholder, as shown in Appendix I and Appendix II who has/have any interest, direct or indirect, in the Proposed Shareholders' Mandate, will abstain from voting in respect of his/their direct and/or indirect shareholdings in the Company.

Where the person(s) connected with a Director or Major Shareholder has any interest, direct or indirect, in the Proposed Shareholders' Mandate, the Director or Major Shareholder concerned will also abstain from voting in respect of his direct and/or indirect shareholdings in the Company.

Such interested Director and/or Major Shareholders has/have undertaken that he/they shall ensure that the person(s) connected with him/them will abstain from voting on the resolutions approving the Proposed Shareholders' Mandate at the forthcoming EGM to be convened.

Save as disclosed in Appendix I and Appendix II, none of the other Directors, Major Shareholders and/or person(s) connected with them have any direct and/or indirect interests to the Proposed Shareholders' Mandate.

Interested Directors as shown in Appendix I and Appendix II have abstained from all Board deliberations and will abstain from voting the resolutions in respect of the Proposed Shareholders' Mandate.

The shareholdings of the interested Directors, Major Shareholders and of the Related Parties in KLK as at 9 December 2002 were as follows:

Director	------- Direct ------- No. of shares	%	------- Indirect ------- No. of shares	%
Dato' Lee Oi Hian	48,000	0.01	320,595,896 [1]	45.16
Yeoh Chin Hin	1,050,000	0.15	80,000 [2]	0.01
Charles Letts	456,000	0.06	-	-
YM Tengku Robert Hamzah	73,000	0.01	170,000 [3]	0.02
Dato' Lee Hau Hian	55,500	0.01	320,595,896 [1]	45.16
Tan Sri Dato' Thong Yaw Hong	70,000	0.01	40,500 [4]	0.01
Dato' Lee Soon Hian	-	-	320,595,896 [1]	45.16
Yeoh Eng Khoon	240,000	0.03	2,120,000 [5]	0.30
Major Shareholder				
Batu Kawan Berhad	316,485,896	44.58	-	-
Related Party				
Wan Hin Investments Sdn Bhd	3,750,000	0.53	316,845,896	44.63

Notes:

[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad, Wan Hin Investments Sdn Bhd and Malay-Sino Formic Acid Sdn Bhd.*

[2] *Deemed interest through his spouse's shareholding.*

[3] *Deemed interest through KTH Holdings Sdn Bhd.*

[4] *Deemed interest through his spouse's shareholding.*

[5] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd and his spouse's shareholding.*

Save as disclosed above, none of the other Major Shareholder and Related Parties shown in Appendix I and Appendix II have any shares directly or indirectly in KLK

7.3 Proposed Acquisition

The Proposed Acquisition is a related party transaction but is considered not material. However, shareholders' approval is required pursuant to Section 132E of the Act.

The following Directors and major shareholders of KLK are interested in the Proposed Acquisition:

(a) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are Directors of KLK are deemed major shareholders of KLK and Zarib Komplex and are also themselves direct major shareholders of Zarib Komplex;

(b) Dato' Lee Oi Hian is a director and deemed major shareholder of Kulumpang Development Corporation Sdn Bhd;

(c) Dato' Lee Soon Hian is a common director in KLK and Zarib Komplex; and

(d) By virtue of Section 6A of the Act, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in the Proposed Acquisition.

The abovementioned interested Directors have abstained from all Board deliberations and will abstain from voting the resolution in respect of the Proposed Acquisition. The parties connected with them will also abstain from voting at the EGM.

8. CONDITION OF THE PROPOSALS

The Proposals are conditional upon the approvals of the shareholders of KLK being obtained at the forthcoming EGM.

9. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposals are of the opinion that the Proposals are in the best interests of the Company and its shareholders. Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares** to be tabled at the forthcoming EGM.

Similarly, your Directors (save and except Dato' Lee Oi Hian, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, Dato' Lee Hau Hian, Tan Sri Dato' Thong Yaw Hong, Dato' Lee Soon Hian and Yeoh Eng Khoon who abstained themselves from giving any recommendation, as the case may be) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate** to be tabled at the forthcoming EGM.

Your Directors (save and except Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who abstained themselves from giving any recommendation) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Acquisition** to be tabled at the forthcoming EGM.

10. EXTRAORDINARY GENERAL MEETING

The Notice convening the EGM to vote on the Proposals is enclosed in this Circular. The EGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Thursday, 20 February 2003 at 12.40 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Company's Thirtieth AGM which will be held at the same venue and on the same day at 12.30 p.m., whichever is later, for the purpose of considering and, if thought fit, passing the relevant resolutions to give effect to the Proposals.

If you are unable to attend the EGM in person, kindly complete and return the enclosed Proxy Form in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia not less than 48 hours before the time set for the EGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the EGM should you find that you are subsequently able to do so.

11. FURTHER INFORMATION

Shareholders are requested to refer to Appendix III for further information.

Yours faithfully
For and on behalf of the Board of Directors

Maj-Gen (R) Dato' Dr Mahmood Sulaiman
Independent Non-Executive Director

APPENDIX I

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in which interested KLK Directors are **Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian:**

Nature of Recurrent Transaction	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
1. Sales of cocoa products	Taiko Marketing Sdn Bhd	Below 1,000
2. Sales of oleochemicals	Taiko Marketing Sdn Bhd	10,786
	Taiko Marketing (Singapore) Pte Ltd	Below 1,000
	Siam Taiko Marketing Co Ltd	Below 1,000
	Esterol Sdn Bhd (An associate company of KLK)	2,348
3. Sales of latex gloves	Taiko Marketing Sdn Bhd	5,539
4. Sales of soap noodles	Taiko Marketing Sdn Bhd	Below 1,000
5. Sales of parquet	Yee Hin Development Sdn Bhd	Below 1,000
6. Management fees received	Malay Rubber Plantations (Malaysia) Sdn Bhd	]
	Kampar Rubber and Tin Company Sdn Bhd	]
	Wan Hin Plantations Sdn Bhd	]
	Wan Lim Plantations Sdn Bhd	] Below 1,000 for each transacting party
	Kekal & Deras Sdn Bhd	]
	Wan Lee Estates Sdn Bhd	]
	Bukit Katho Estate Sdn Bhd	]
Management fees paid	Farming Management Services Pty Ltd	]
	Taiko Management Sdn Bhd	]
7. Office rental received	Applied Agricultural Research Sdn Bhd (An associate company of KLK)	]
Rental paid	Taiko Marketing Sdn Bhd	] Below 1,000 for each transacting party
	Pinji Botanic Sdn Bhd	]

Nature of Recurrent Transaction	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
8. Purchases of consumables and chemicals	Taiko Marketing Sdn Bhd	2,008
	Taiko Clay Marketing Sdn Bhd	1,255
	Borneo Taiko Clay Sdn Bhd	Below 1,000
	Taiko Bleaching Earth Sdn Bhd	Below 1,000
9. Purchases of drums	Taiko Drum Industries Sdn Bhd	Below 1,000
10. Purchases of fresh fruit bunches	Malay Rubber Plantations (Malaysia) Sdn Bhd	2,672
	Kampar Rubber and Tin Company Sdn Bhd	4,508
	Bukit Katho Estate Sdn Bhd	1,565
	Wan Lee Estates Sdn Bhd	]
	Wan Hin Plantations Sdn Bhd	] Below 1,000 for each transacting party
	Wan Lim Plantations Sdn Bhd	]
	Yayasan Perak-Wan Yuen Sdn Bhd	]
11. Purchases of oil palm seeds	Applied Agricultural Research Sdn Bhd (An associate company of KLK)	Below 1,000
12. Purchases of rubber	Kekal & Deras Sdn Bhd	]
	Malay Rubber Plantations (Malaysia) Sdn Bhd	]
	Wan Hin Plantations Sdn Bhd	] Below 1,000 for each transacting party
	Wan Lee Estates Sdn Bhd	]
	Wan Lim Plantations Sdn Bhd	]
	Yayasan Perak-Wan Yuen Sdn Bhd	]
	Bukit Katho Estate Sdn Bhd	]
13. Agronomic advisory fees paid	Applied Agricultural Research Sdn Bhd (An associate company of KLK)	1,475
14. Flight charter charges	Smooth Route Sdn Bhd	Below 1,000
15. Manufacturing charges paid for rubber processing	Malay Rubber Plantations (Malaysia) Sdn Bhd	Below 1,000

Nature of Recurrent Transaction	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
16. Sales commission paid for sales of oleochemicals	Taiko Marketing Sdn Bhd Taiko Marketing (Singapore) Pte Ltd	] Below 1,000 for each] transacting party

Dato' Lee Oi Hian*, Dato' Lee Hau Hian* and Dato' Lee Soon Hian* are a common director and/or a direct shareholder and/or a deemed major shareholder in the transacting party.

*By virtue of Section 6A of the Act, the Wan Hin Investment Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in these recurrent transactions.

Note:

1. The values are merely indicative estimates which are based on past transactions values for the financial year ended 30 September 2002 and the actual amounts transacted in the future may vary.

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in which interested KLK Directors are **Dato' Lee Oi Hian*, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, Dato' Lee Hau Hian*, Tan Sri Dato' Thong Yaw Hong, Dato'** Lee **Soon Hian*** and **Yeoh Eng Khoon**:

Nature of Recurrent Transaction	Transacting Party / Related Party involved	Estimated Value During the Validity of the Mandate (See note 1) RM'000
1. Office rental received	Batu Kawan Bhd	Below 1,000
2. Purchases of chemicals	Malay-Sino Chemical Industries Sdn Bhd (A subsidiary of Batu Kawan Berhad)	6,350
3. Transport charges paid	North-South Transport Sdn Bhd (A subsidiary of Batu Kawan Berhad)	Below 1,000

Dato' Lee Oi Hian*, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, Dato' Lee Hau Hian*, Tan Sri Dato' Thong Yaw Hong, Dato' Lee Soon Hian* and Yeoh Eng Khoon are directors and direct shareholders of Batu Kawan Berhad. Dato' Lee Oi Hian*, Dato' Lee Hau Hian* and Dato' Lee Soon Hian* are also deemed major shareholders of Batu Kawan Berhad.

* By virtue of Section 6A of the Act, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in these recurrent transactions.

Note:

1. The values are merely indicative estimates which are based on past transactions values for the financial year ended 30 September 2002 and the actual amounts transacted in the future may vary.

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

The KLK Group is not engaged in any material litigation claims and arbitration either as plaintiff or defendant and the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group.

3. MATERIAL CONTRACTS

Save as disclosed below, KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the two (2) years preceding the date of this Circular:

- Sale and Purchase Agreement dated 5 July 2001 between Land & General Berhad ("L&G") and KL-Kepong Property Holdings Sdn Bhd ("KLKPH") and Clarity Crest Sdn Bhd ("CCSB") and Key Century Sdn Bhd ("KCSB") on the:

  - Proposed acquisition by KLKPH of estate land totalling in area 1,529.78 acres from CCSB for a cash consideration of RM45,893,400

  - Proposed redemption of redeemable preference shares ("RPS") held by KLKPH in CCSB and KCSB for a cash consideration of RM18,900,000 and RM9,600,000 respectively and, the proposed redemption of RPS held by L&G in CCSB for a cash consideration of RM14,000,000

  - Proposed disposal by KLKPH of its 30% equity interests held respectively in CCSB, Lembah Beringin Sdn Bhd and KCSB to L&G for a total cash consideration of RM13,821,300

  This transaction was collectively completed on 20 August 2002.

- Sale and Purchase Agreement dated 4 June 2002 between KLK and Tri Premium Enterprises Ltd and Goldring Services Ltd for the acquisition of the entire issued and paid-up share capital of Verdant Plantations Ltd comprising 3,159,000 ordinary shares of USD1.00 each for a total cash consideration of USD7,440,000. This transaction was completed on 4 September 2002.

- Sale and Purchase Agreement dated 26 June 2002 between KLK and Mentiga Corporation Berhad for the acquisition of a 48% equity stake of the issued and paid-up share capital of Selat Bersatu Sdn Bhd comprising 4,800,001 ordinary shares of RM1.00 each for a total cash consideration of RM9,600,000. This Agreement lapsed due to the non-fulfilment of certain conditions precedent set out in the aforesaid Agreement.

4. SERVICE CONTRACTS

There are no contracts of service between any director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO, Dato' Lee Oi Hian and the Executive Directors, Ong Beng Kee and Dato' Lee Soon Hian. The contracts with Dato' Lee Oi Hian, Ong Beng Kee and Dato' Lee Soon Hian will expire on 19 December 2003, 30 September 2003 and 30 September 2004 respectively.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the EGM:

(a) Memorandum and Articles of Association of KLK;

(b) The audited financial statements of KLK for each of the past three (3) financial years ended 30 September 2002; and

(c) The material contracts referred to in Section 3 above.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Thursday, 20 February 2003 at 12.40 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Company's Thirtieth Annual General Meeting which will be held at the same venue and on the same day at 12.30 p.m., whichever is later, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTION NO. 1
PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through the Kuala Lumpur Stock Exchange upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 70,900,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 709,977,128 shares of RM1.00 each as at 9 December 2002) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2002 was RM771 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by the Kuala Lumpur Stock Exchange or any other relevant authority.

ORDINARY RESOLUTION NO. 2
PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS AS SET OUT IN APPENDIX I OF THE CIRCULAR

THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix I of the Circular to Shareholders dated 6 January 2003 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting).

ORDINARY RESOLUTION NO. 3
PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS AS SET OUT IN APPENDIX II OF THE CIRCULAR

THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix II of the Circular to Shareholders dated 6 January 2003 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting).

ORDINARY RESOLUTION NO. 4
PROPOSED ACQUISITION OF A NEW DOUBLE STOREY BUNGALOW IN TAMAN PINJI MEWAH, IPOH FROM ZARIB KOMPLEX SDN BHD [101453-V] ("ZARIB KOMPLEX")

THAT the Company's wholly-owned subsidiary, Kulumpang Development Corporation Sdn Bhd do hereby enter into a Sale and Purchase Agreement with the developer, Zarib Komplex to acquire a new double storey bungalow in Taman Pinji Mewah, Ipoh on a total land area of 6,735 sq.ft. held under H.S.(D) Ka 30689 P.T. No. 120185, Mukim Hulu Kinta, District of Kinta, State of Perak for a total cash consideration of RM532,000.

By Order of the Board
J C LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan
Malaysia

6 January 2003

Notes:-

1. For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Malaysian Central Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 10 February 2003 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

2. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

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KUALA LUMPUR KEPONG BERHAD (15043-V)
(Incorporated In Malaysia)

Proxy Form

No. of Shares	:	....
CDS Account No.	:	....
Tel. No.	:	....
Fax. No.	:	....

I/We ....
(Block Letters)

of ....

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No ....

and/or .... NRIC/Passport No ....

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Thursday, 20 February 2003 at 12.40 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Company's Thirtieth Annual General Meeting which will be held at the same venue and on the same day at 12.30 p.m., whichever is later, and at any adjournment thereof, and to vote as indicated below:

Please Indicate with (√) how you wish your vote to be cast

Resolution	Relating to:-	For	Against
1	Proposed Authority to Buy Back Shares		
2	Proposed Shareholders' Mandate for recurrent Related Party Transactions - Appendix I		
3	Proposed Shareholders' Mandate for recurrent Related Party Transactions - Appendix II		
4	Proposed Acquisition of A New Double Storey Bungalow		

Date ....

....
Signature/Common Seal of Shareholder

NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.
2. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.
3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.
4. In the case of joint holders, the proxy form signed by the first name shareholder in the register shall be accepted to the exclusion of the other registered joint holder(s) of the shares.
5. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.

Fold this flap for sealing

Stamp

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1, JALAN S.P. SEENIVASAGAM,
30000 IPOH, PERAK DARUL RIDZUAN,
MALAYSIA

2nd fold here

1st fold here

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S P Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel : 605 - 241 7844
Fax : 605 - 253 5018